      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             UNITED STATIONERS INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          5112                  36-3141189
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

         2200 EAST GOLF ROAD                       RANDALL W. LARRIMORE
   DES PLAINES, ILLINOIS 60016-1267       PRESIDENT AND CHIEF EXECUTIVE OFFICER
            (847) 699-5000                         2200 EAST GOLF ROAD
  (address, including zip code, and          DES PLAINES, ILLINOIS 60016-1267
telephone number, including area code,                (847) 699-5000
 of registrant's principal executive               FAX: (847) 297-2410
               offices)                    (Name, address, including zip code,
                                           and telephone number, including area
                                               code, of agent for service)

                                   COPIES TO:

            Mary R. Korby                            Michael M. Boone
      Weil, Gotshal & Manges LLP                  Haynes and Boone, LLP
    100 Crescent Court, Suite 1300             901 Main Street, Suite 3100
       Dallas, Texas 75201-6950                    Dallas, Texas 75202
            (214) 746-7700                            (214) 651-5000
         Fax: (214) 746-7777                       Fax: (214) 651-5940

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered in connection with dividend or reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
--------

    If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
--------

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED        PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, par value $0.10 per share....     2,667,330(1)          $62.375           $166,374,709          $49,081

(1) Includes 347,912 shares that are to be sold upon exercise of the Underwriters' over-allotment option.

(2) Estimated pursuant to Rule 457(c) solely for purposes of calculating the registration fee, based upon the average of the high and low sale prices of such Common Stock as reported by the Nasdaq National Market on May 5, 1998.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 8, 1998

PROSPECTUS
                                2,319,418 SHARES

                                     [LOGO]
                                  COMMON STOCK

    Of the 2,319,418 shares of common stock, par value $0.10 per share (the "Common Stock"), offered hereby, 1,750,000 shares are being offered by United Stationers Inc. (the "Company" or "United Stationers") and 569,418 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

    The Common Stock is quoted on the Nasdaq National Market under the symbol "USTR." On May 6, 1998, the last reported sale price of the Common Stock, as reported on the Nasdaq National Market, was $62.75 per share. See "Price Range of Common Stock and Dividend Policy."
                             ---------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                           UNDERWRITING                               PROCEEDS TO
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)          STOCKHOLDERS
Per Share........................           $                    $                    $                    $
Total(3).........................           $                    $                    $                    $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company (including certain expenses payable on behalf of the Selling Stockholders), estimated at $
    (excluding an expense reimbursement of $      payable by the Underwriters to
    the Company).

(3) The Company has granted the Underwriters an option exercisable within 30 days hereof to purchase up to an additional 347,912 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company
    and Proceeds to Selling Stockholders will be $         , $         ,
    $         and $         , respectively. See "Underwriting."
                             ---------------------

    The shares of Common Stock are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made against payment therefor on or about
      , 1998 at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                             ---------------------

BEAR, STEARNS & CO. INC.

         DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION

                   MORGAN STANLEY DEAN WITTER

                            CLEARY GULL REILAND & MCDEVITT INC.

                  The date of this Prospectus is       , 1998

                     [MAP ENTITLED "DISTRIBUTION NETWORK"]

                     [PHOTOGRAPHS OF PRODUCTS AND CATALOGS]

    [CHART ENTITLED "THE COMPANY'S ROLE IN THE BUSINESS PRODUCTS INDUSTRY"]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

United Stationers-Registered Trademark- is a registered trademark and service mark of the Company.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (as it may be amended, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected without charge and copied, at prescribed rates, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 2549, and the Regional Offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Such material may also be accessed electronically by means of the Commission's web site on the Internet at http://www.sec.gov.

    The Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected and copied at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    This Prospectus incorporates by reference documents that are not presented herein or delivered herewith. The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: United Stationers Inc., 2200 East Golf Road, Des Plaines, Illinois 60016-1267, Attention: Investor Relations, telephone number (847) 699-5000.

    The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

    2. The Company's Proxy Statement for the 1998 Annual Meeting of Stockholders filed on April 3, 1998;

    3. The Company's Quarterly Report on Form 10-Q for the first quarter ended March 31, 1998;

    4. The Company's Current Reports on Form 8-K filed on March 17, 1998, April 20, 1998 and April 28, 1998;

    5. The description of the Company's Common Stock in Item 1 of the Company's Registration Statement on Form 8-A filed on September 7, 1982; and

    6. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

    Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE HEREIN. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." AS USED IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO THE "OFFERING" MEAN THE OFFERING OF COMMON STOCK PURSUANT TO THIS PROSPECTUS, AND REFERENCES HEREIN TO THE "COMPANY" OR "UNITED STATIONERS" INCLUDE (I) UNITED STATIONERS INC. ("UNITED"), AND ITS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING UNITED STATIONERS SUPPLY CO. ("USSC"), THE OPERATING SUBSIDIARY OF THE COMPANY, AND (II) THE BUSINESS CONDUCTED BY UNITED, USSC, ASSOCIATED HOLDINGS, INC. ("ASSOCIATED") AND ASSOCIATED STATIONERS, INC. ("ASI"), THE OPERATING SUBSIDIARY OF ASSOCIATED, PRIOR TO THE MERGERS OF ASSOCIATED WITH UNITED AND ASI WITH USSC ON MARCH 30, 1995 (COLLECTIVELY, THE "MERGER"). EXCEPT AS OTHERWISE INDICATED, (I) THE PRO FORMA FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997 GIVES EFFECT TO THE OFFERING (INCLUDING THE APPLICATION OF THE NET PROCEEDS TO THE COMPANY THEREFROM), THE NOTES OFFERING (AS DEFINED) (INCLUDING THE APPLICATION OF THE NET PROCEEDS THEREFROM), THE AZERTY ACQUISITION (AS DEFINED) AND THE SENIOR CREDIT FACILITIES REFINANCING (AS DEFINED) AS IF EACH SUCH TRANSACTION HAD OCCURRED ON JANUARY 1, 1997 AND (II) THE SUPPLEMENTAL PRO FORMA FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997 GIVES EFFECT TO THE OCTOBER EQUITY OFFERING (AS DEFINED) (INCLUDING THE APPLICATION OF THE NET PROCEEDS TO THE COMPANY THEREFROM), THE PREFERRED STOCK REDEMPTION (AS DEFINED), THE OFFERING (INCLUDING THE APPLICATION OF THE NET PROCEEDS TO THE COMPANY THEREFROM), THE NOTES OFFERING (INCLUDING THE APPLICATION OF THE NET PROCEEDS THEREFROM), THE AZERTY ACQUISITION, THE SENIOR CREDIT FACILITIES REFINANCING, THE MANAGEMENT AGREEMENTS TERMINATION (AS DEFINED) AND THE COMPUTER SERVICES CONTRACT WRITE-OFF (AS DEFINED), AS IF EACH SUCH TRANSACTION HAD OCCURRED ON JANUARY 1, 1997.

                                  THE COMPANY

    United Stationers is the largest broad line wholesale distributor of business products in North America, with annual sales of more than twice its next largest competitor. The Company offers more than 35,000 stockkeeping units ("SKUs"), including traditional office products, office furniture, information technology products, facilities management supplies and janitorial and sanitation supplies. The Company's customer base is comprised of more than 20,000 resellers, including office products dealers, office furniture dealers, office products superstores, mass merchandisers, computer products resellers, mail order companies and sanitary supply distributors. United Stationers serves its customers through integrated nationwide networks of 41 business products distribution centers, 18 janitorial and sanitation distribution centers and five information technology products distribution centers. In addition to its broad product offering, the Company provides value-added marketing and logistics services to both manufacturers and resellers. For the year ended December 31, 1997, the Company's net sales and operating income were $2.6 billion and $70.2 million (after non-recurring charges of $64.7 million), respectively, and the Company's supplemental pro forma net sales and operating income were $2.9 billion and $148.5 million, respectively.

    The Company estimates that the U.S. business products industry generated sales of more than $120 billion in manufacturers' shipments in 1996 (based on independent industry sources). In recent years, this industry has experienced significant consolidation at all levels of the supply chain, including manufacturers, wholesalers and resellers. During this period, the Company has strengthened its competitive position by: (i) leveraging its significant scale;
(ii) emphasizing cost-effective operations and systems; (iii) stocking the broadest range of business products in the industry; and (iv) providing a high level of customer service, including quick and accurate order fulfillment and consistent on-time order delivery. Throughout this consolidation, the Company has successfully maintained relationships with a diverse customer base, with no single reseller accounting for more than 6% of the Company's pro forma net sales in 1997.

    As competition within the business products industry has increased, resellers have focused on broadening their product offerings on a cost-effective basis as well as providing high in-stock order fill rates with same day and overnight delivery to end users. A primary goal of the Company is to be the reseller's "partner of choice" by assisting resellers in achieving these objectives and enabling them to increase their own profitability and return on assets. United Stationers offers one-stop shopping to its customers by providing a comprehensive inventory of products from more than 550 manufacturers. As the Company's product line is much larger and broader than that which resellers can economically stock themselves, resellers can rely on the Company to offer safety stock (inventory back-up on high volume items) and to stock certain slower-moving, generally higher margin products. As a result of volume purchasing, the Company often qualifies for better pricing and terms than are available to resellers. In addition, the Company can offer significantly lower minimum order quantities than are available to resellers directly from manufacturers.

    United Stationers also provides a broad range of value-added services to resellers. The Company produces catalogs (available in paper form, on CD-ROM and through the Company's web site) for its resellers to customize and use as consumer marketing tools. For the 1998 catalog season, the Company circulated more than 10 million broad line and specialized catalogs. The Company's order entry systems allow resellers to place orders electronically with the Company, thereby increasing a reseller's efficiency. Further, the Company is able to deliver pre-sold products directly to the reseller's customers or to the reseller for delivery to the end user without further packaging. Through its state-of-the-art information systems and integrated nationwide networks of distribution centers, the Company has been able to achieve a high order fill rate, which is an important benefit to resellers in providing timely deliveries to end users. All of these services are provided in such a manner that the end user has no knowledge of the Company's role in the supply chain, as all catalogs and packaging are customized with the name of the reseller, allowing the reseller to maintain and foster end-user relationships. By utilizing the Company's services and products, resellers have begun to realize the economic value of reducing the number of SKUs they carry and are increasingly relying upon the Company for direct order fulfillment. The Company believes that this trend of "de-stocking" by resellers will continue.

    United Stationers is an integral part of the supply chain for resellers. Additionally, manufacturers value the Company as both a cost-effective distribution channel and as a sales outlet that provides broad geographic exposure for their products. United Stationers also facilitates the introduction of new products by manufacturers through the use of the Company's widely distributed marketing materials. By serving as a distribution channel for manufacturers, the Company assumes credit risk and cost-effectively breaks down bulk shipments into individual orders for overnight delivery, allowing manufacturers to realize efficiencies in order administration, warehousing and freight costs. Manufacturers also rely on the Company to reach smaller resellers who are not large enough to purchase directly due to their small order sizes and the related high delivery costs.

                               BUSINESS STRATEGY

    United Stationers' strategy is to create value in the supply chain for both resellers and manufacturers. By reducing the overall cost of distribution, the Company believes its role as a wholesaler will continue to expand and that it can achieve above industry-average growth rates by:

    CAPTURING A GREATER SHARE OF EXISTING CUSTOMERS' PURCHASES. The Company believes that it has the opportunity to capture a portion of the sales of business products currently sold directly by manufacturers to resellers without wholesaler involvement. Management estimates that approximately 20% of manufacturers' shipments of business products move through wholesalers. The Company believes that as resellers intensify their focus on asset management, return on investment and inventory efficiency, they will continue de-stocking and increasingly rely on United Stationers' products and services to meet end-user requirements for a high order fill rate for a broad product assortment available on an overnight basis.

    EXPANDING ITS CUSTOMER BASE. The Company plans to continue to expand its customer base by: (i) maintaining and building its business with commercial dealers and contract stationers; (ii) developing additional programs for marketing and buying groups; (iii) continuing to focus on complementary markets, including specialty dealers; and (iv) expanding geographically, both within the United States and, potentially, internationally.

    OFFERING A BROADER LINE OF PRODUCTS AND SERVICES. The Company's product line expansion plans include developing its newer product categories, such as office furniture, computer supplies and peripherals, facilities management supplies and janitorial and sanitation supplies as well as potentially offering new products or services. The Company also plans to continue to expand its line of private brand products.

    CAPITALIZING ON CROSS-SELLING OPPORTUNITIES. The Company believes that its various products and services are complementary and that there are significant opportunities to cross-sell to existing customers. By implementing this strategy, management believes the Company can enhance sales as resellers purchase a broader selection of products offered by the Company, thereby reducing end-user procurement costs and enhancing reseller profitability.

    INCREASING TECHNOLOGICAL CAPABILITIES AND UTILIZING ELECTRONIC
COMMERCE. The Company intends to continue to invest in information systems enhancements and customer interfaces that management believes will allow it to capture a growing percentage of its customers' business. In addition, as the Internet becomes increasingly important as a marketing channel, the Company is positioned to participate in this trend with direct, on-line access by its resellers to its 25,000 SKU general line catalog.

    MAKING STRATEGIC ACQUISITIONS. The Company believes it can enhance its growth by continuing to make strategic acquisitions. For example, the acquisition of Lagasse Bros., Inc. ("Lagasse") in 1996 substantially increased the Company's position in the janitorial and sanitation supplies product category. The Company believes that the Azerty Acquisition also will expand its product offerings and will make the Company one of the largest distributors of computer consumable supplies in the United States. The Company intends to continue, from time to time, to pursue acquisitions that expand its customer base, increase its geographic reach and/or broaden its product offering.

                              RECENT TRANSACTIONS

AZERTY ACQUISITION

    On April 3, 1998, the Company completed the acquisition of all of the capital stock of Azerty Incorporated, Azerty de Mexico, S.A. de C.V., Positive ID Wholesale Inc., and AP Support Services Incorporated (collectively, the "Azerty Acquisition"), which together comprised substantially all of the United States and Mexican operations of the Office Products Division of Abitibi-Consolidated Inc. (collectively, the "Azerty Business"). The aggregate purchase price paid by the Company for the Azerty Business was approximately $115.1 million (including fees and expenses), following an initial post-closing adjustment and subject to final audit and review by the Company. The Azerty Business is primarily a specialty wholesaler of computer consumables, peripherals and accessories in the United States and Mexico. It is currently anticipated that the Company's existing Micro United division will be integrated with the Azerty Business. For the fiscal year ended December 31, 1997, the Azerty Business had combined net sales and pro forma operating income of $355.4 million and $9.7 million, respectively. See "Recent Transactions--Azerty Acquisition."

    The purchase price for the Azerty Business was funded from borrowings under the Company's New Credit Facilities (as defined). See "--Senior Credit Facilities Refinancing--The New Credit Facilities."

SENIOR CREDIT FACILITIES REFINANCING

    THE NEW CREDIT FACILITIES

    On April 3, 1998, in order to fund the purchase price of the Azerty Business, refinance borrowings under the Company's then-existing senior secured credit facilities (the "Existing Credit Facilities"), and pay related fees and expenses in connection therewith, the Company amended and restated its existing credit agreement (as amended and restated, the "New Credit Agreement") governing its senior secured credit facilities (the "New Credit Facilities"). The New Credit Facilities initially consisted of a $250.0 million six year revolving credit facility (the "Revolving Credit Facility"), a $150.0 million six year tranche A term loan facility (the "Tranche A Term Loan Facility"), and a $100.0 million six and three-quarter year tranche B term loan facility (the "Tranche B Term Loan Facility"). The net proceeds of the Notes Offering were used to permanently repay a substantial portion of indebtedness outstanding under the Tranche B Term Loan Facility and the remainder of such facility was permanently repaid with proceeds from the sale of certain receivables, following which the Tranche B Term Loan Facility was terminated. As a result of the early retirement of the Existing Credit Facilities, approximately $9.5 million ($5.7 million net of tax benefit of $3.8 million) of unamortized financing fees will be expensed as a non-cash extraordinary charge during the second quarter of 1998. See "Recent Transactions--New Credit Facilities" and "Description of Certain Indebtedness--New Credit Facilities."

    RECEIVABLES SECURITIZATION PROGRAM

    On April 3, 1998, in connection with the refinancing of its Existing Credit Facilities, the Company entered into a $163.0 million 364-day liquidity facility (the "Receivables Securitization Program"), pursuant to which the Company sells all of its U.S. dollar trade receivables (the "Eligible Receivables") (except for certain excluded receivables, which initially includes all receivables from the Azerty Business and Lagasse) to a wholly-owned offshore bankruptcy-remote subsidiary of the Company (the "Receivables Company"). The Receivables Company then transfers the Eligible Receivables to a third-party, multi-seller asset-backed commercial paper program existing solely for the purpose of issuing commercial paper rated A-1/P-1 or higher. The Company received approximately $160.0 million in proceeds from the initial sale of Eligible Receivables on April 3, 1998. The proceeds to the Company from the Receivables Securitization Program were used to reduce borrowings under the Revolving Credit Facility and repay a portion of the Tranche B Term Loan Facility. See "Recent Transactions--Receivables Securitization Program."

    The refinancing of the Company's Existing Credit Facility pursuant to the New Credit Facilities and the Receivables Securitization Program is collectively referred to in this Prospectus as the "Senior Credit Facilities Refinancing."

THE NOTES OFFERING

    On April 15, 1998, USSC consummated the sale (the "Notes Offering") of $100.0 million of its 8 3/8% Senior Subordinated Notes due 2008 (the "8 3/8% Notes") in a transaction not subject to the registration requirements of the Securities Act. The 8 3/8% Notes were immediately resold by the initial purchasers thereof in reliance on Rule 144A under the Securities Act. The aggregate net proceeds to the Company (approximately $97.0 million) from the sale of the 8 3/8% Notes were used to repay a substantial portion of the indebtedness outstanding under the Tranche B Term Loan Facility. See "Recent Transactions--The Notes Offering."

COMPUTER SERVICES CONTRACT WRITE-OFF

    In May 1998, the Company will write off (the "Computer Services Contract Write-Off") the remaining term of a contract for the provision of computer services (as amended, the "Computer Services Contract"), which is scheduled to expire in July 2002. Management has recently determined that the Computer Services Contract has no future value to the Company. As a result of the Computer Services Contract Write-Off, the Company will take a $13.9 million non-recurring pre-tax charge ($8.3 million net of tax benefit of $5.6 million) to write-off the remaining payments and related prepaid expense under the Computer Services Contract. The Company anticipates that the savings from this write-off will be approximately $3.2 million annually. See "Recent Transactions--Computer Services Contract Write-Off" and "Unaudited Consolidated Pro Forma Financial Statements."

OCTOBER EQUITY OFFERING

    On October 10, 1997, United completed an offering of 5,400,000 shares of Common Stock (the "October Equity Offering"), consisting of 2,000,000 primary shares sold by the Company, and 3,400,000 secondary shares sold by certain selling stockholders. The aggregate proceeds to United of $72.2 million were contributed to USSC and used to (i) repurchase $50.0 million principal amount of the Company's existing 12 3/4% Senior Subordinated Notes due 2005 (the "12 3/4% Notes") and pay the redemption premium thereof of approximately $6.4 million,
(ii) reduce indebtedness under the Company's Existing Credit Facilities by $15.5 million and (iii) pay related fees and expenses. The repayment of indebtedness from the proceeds of the October Equity Offering resulted in an extraordinary loss on the early extinguishment of indebtedness of $9.8 million ($5.9 million net of tax benefit of $3.9 million). In addition, in the fourth quarter of 1997, the Company recognized a pre-tax non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) related to the vesting of Merger Incentive Options (as defined), and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the Management Agreements Termination.

                            ------------------------

    The principal executive offices of the Company are located at 2200 East Golf Road, Des Plaines, Illinois 60016-1267 and its telephone number at such location is (847) 699-5000.

                                  THE OFFERING

Common Stock offered by the Company..................  1,750,000 shares

Common Stock offered by the Selling
  Stockholders(1)....................................  569,418 shares

Common Stock to be outstanding after the
  Offering(2)........................................  18,377,191 shares

Use of Proceeds......................................  To repay certain outstanding indebtedness. See "Use of Proceeds."

Nasdaq National Market symbol........................  USTR

------------------------

(1) Includes 466,496 shares of Common Stock to be issued and sold by the Selling Stockholders upon exercise of certain Employee Stock Options by the Selling Stockholders in connection with the Offering. See "Principal and Selling Stockholders."

(2) Based on the number of shares outstanding at May 6, 1998. Does not include
    (i) 1,273,339 shares of Common Stock issuable upon exercise of employee stock options ("Employee Stock Options") granted to certain employees and directors of the Company pursuant to the Company's 1992 Management Equity Plan, as amended (the "Management Equity Plan"), that the Company expects to be outstanding following the consummation of the Offering, (ii) 1,547 shares issuable upon exercise of certain warrants to purchase Common Stock (the "Warrants") or (iii) 50,000 shares issuable under the Non-Employee Directors' Deferred Compensation Plan. See "Description of Capital Stock."

                                  RISK FACTORS

    Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" beginning on page 13 for risks involved with an investment in the Common Stock offered hereby.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

    On March 30, 1995, Associated purchased 92.5% of the then-outstanding shares of pre-Merger United common stock pursuant to a tender offer (the "Tender Offer"). Immediately thereafter, Associated merged with and into United, and ASI, a wholly owned subsidiary of Associated, merged with and into USSC, a wholly owned subsidiary of United. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated deemed the acquiring corporation. Therefore, the historical income statement and other data for the year ended December 31, 1995 reflect the financial information of Associated only for the three months ended March 30, 1995, and the results of the post-Merger United for the nine months ended December 31, 1995.

    Set forth below are (i) summary historical financial data, (ii) summary 1995 supplemental pro forma data, (iii) summary pro forma data reflecting the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering (and the application of the net proceeds to the Company therefrom), and the Offering (and the application of the net proceeds to the Company therefrom), (iv) summary 1997 supplemental pro forma data reflecting the October Equity Offering (and the application of the net proceeds to the Company therefrom), the termination of certain management advisory service agreements effected in October 1997 (see note 13 to the Consolidated Financial Statements of United included elsewhere herein) (the "Management Agreements Termination"), the redemption of all of United's outstanding shares of Series A Preferred Stock, $0.01 par value ("Series A Preferred Stock"), and Series C Preferred Stock, $0.01 par value ("Series C Preferred Stock" and, collectively with the Series A Preferred Stock, the "Preferred Stock"), for approximately $21.3 million, which was effected in September 1997 (the "Preferred Stock Redemption" and, collectively with the October Equity Offering and the Management Agreements Termination, the "1997 Financing Transactions"), the cost savings associated with, the Computer Services Contract Write-Off, the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering (and the application of the net proceeds to the Company therefrom) and the Offering (and the application of the net proceeds to the Company therefrom) and (v) summary supplemental pro forma data for the three months ended March 31, 1998 reflecting the cost savings associated with the Computer Services Contract Write-Off, Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering (and the application of net proceeds to the Company therefrom) and the Offering (and the application of the net proceeds to the Company therefrom). The summary 1995 supplemental pro forma data, the pro forma data and the supplemental pro forma data are intended for informational purposes only and are not necessarily indicative of either financial position or results of operations in the future, or those that would have occurred had the events described below occurred on the indicated dates as described elsewhere herein. The following information should be read in conjunction with, and is qualified in its entirety by, "Selected Consolidated Financial Data," "Unaudited Consolidated Pro Forma Financial Statements," and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, together with the related notes thereto, included herein.

                                                        YEAR ENDED                                             PRO FORMA
                                                    DECEMBER 31, 1995                  YEAR ENDED              YEAR ENDED
                                              ------------------------------          DECEMBER 31,            DECEMBER 31,
                                                  UNITED       SUPPLEMENTAL   -----------------------------  --------------
                                                HISTORICAL     PRO FORMA(1)       1996            1997          1997(2)
                                              --------------  --------------  -------------  --------------  --------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.................................  $  1,751,462    $  2,201,860    $ 2,298,170    $  2,558,135    $  2,913,558
  Cost of goods sold........................     1,446,949       1,820,590      1,907,209       2,112,204       2,435,364
                                              --------------  --------------  -------------  --------------  --------------
  Gross profit..............................       304,513         381,270        390,961         445,931         478,194
  Operating expenses:
    Warehousing, marketing and
      administrative expenses...............       237,197         299,861(5)     277,957         311,002         333,601
    Restructuring charge(6).................         9,759              --             --              --              --
    Non-recurring charges(7)................            --              --             --          64,698          64,698
                                              --------------  --------------  -------------  --------------  --------------
  Total operating expenses..................       246,956         299,861        277,957         375,700         398,299
                                              --------------  --------------  -------------  --------------  --------------
  Income from operations....................        57,557    $     81,409        113,004          70,231          79,895
                                                              --------------
                                                              --------------
  Interest expense..........................        46,186                         57,456          53,511          39,538
  Other expense.............................            --                             --              --           9,251(8)
                                              --------------                  -------------  --------------  --------------
  Income before income taxes and
    extraordinary item......................        11,371                         55,548          16,720          31,106
  Income taxes..............................         5,128                         23,555           8,532          15,013
                                              --------------                  -------------  --------------  --------------
  Income before extraordinary item..........         6,243                         31,993           8,188          16,093
  Extraordinary item........................        (1,449)(9)                         --          (5,884)(10)       (5,884)(10)
                                              --------------                  -------------  --------------  --------------
  Net income................................         4,794                         31,993           2,304          10,209
  Preferred stock dividends issued and
    accrued.................................         1,998                          1,744           1,528           1,528
                                              --------------                  -------------  --------------  --------------
  Net income attributable to common
    stockholders............................  $      2,796                    $    30,249    $        776    $      8,681
                                              --------------                  -------------  --------------  --------------
                                              --------------                  -------------  --------------  --------------
  Net income per common
    share-- assuming dilution:
    Income before extraordinary item........  $       0.33                    $      2.03    $       0.43    $       0.84
    Extraordinary item......................         (0.11)                            --           (0.38)          (0.34)
                                              --------------                  -------------  --------------  --------------
    Net income..............................  $       0.22                    $      2.03    $       0.05    $       0.50
                                              --------------                  -------------  --------------  --------------
                                              --------------                  -------------  --------------  --------------
  Weighted average shares outstanding and
    assumed conversions (in thousands)......        12,809                         14,923          15,380          17,358

OTHER DATA:
  EBITDA(11)................................  $     81,241    $    111,880    $   139,046    $     96,272    $    108,903
  Adjusted EBITDA(12).......................        91,000         111,880        139,046         160,970         173,601
  EBITDA margin(13).........................           4.6%            5.1%           6.1%            3.8%            3.7%
  Adjusted EBITDA margin....................           5.2%            5.1%           6.1%            6.3%            6.0%
  Cash provided by operating activities.....  $     26,329                    $     1,609    $     41,768
  Cash used in investing activities.........      (266,291)                       (49,871)        (12,991)
  Cash (used in) provided by financing
    activities..............................      (249,773)                        47,221         (27,029)

OTHER DATA BEFORE CHARGES(14):
  Income from operations....................  $     67,316                    $   113,004    $    134,929    $    144,593
  Net income attributable to common
    stockholders............................        10,081                         30,249          45,364          53,254
  Net income per common share--
    assuming dilution.......................          0.79                           2.03            2.95            3.07

                                                                                                       SUPPLEMENTAL
                                               SUPPLEMENTAL                               PRO FORMA      PRO FORMA
                                                PRO FORMA                               THREE MONTHS   THREE MONTHS
                                                YEAR ENDED    THREE MONTHS ENDED MARCH   ENDED MARCH    ENDED MARCH
                                               DECEMBER 31,             31,                  31,            31,
                                              --------------  ------------------------  -------------  -------------
                                                 1997(3)         1997         1998        1998 (2)       1998 (4)
                                              --------------  -----------  -----------  -------------  -------------

INCOME STATEMENT DATA:
  Net sales.................................  $  2,913,558    $ 635,021    $ 712,517     $  812,318     $  812,318
  Cost of goods sold........................     2,435,364      526,279      589,455        681,451        681,451
                                              --------------  -----------  -----------  -------------  -------------
  Gross profit..............................       478,194      108,742      123,062        130,867        130,867
  Operating expenses:
    Warehousing, marketing and
      administrative expenses...............       329,653       76,704       85,037         90,828         90,026
    Restructuring charge(6).................            --           --           --             --             --
    Non-recurring charges(7)................            --           --           --             --             --
                                              --------------  -----------  -----------  -------------  -------------
  Total operating expenses..................       329,653       76,704       85,037         90,828         90,026
                                              --------------  -----------  -----------  -------------  -------------
  Income from operations....................       148,541       32,038       38,025         40,039         40,841

  Interest expense..........................        34,442       14,661       11,826          8,577          8,577
  Other expense.............................         9,251(8)        --           --          2,313(8)       2,313(8)
                                              --------------  -----------  -----------  -------------  -------------
  Income before income taxes and
    extraordinary item......................       104,848       17,377       26,199         29,149         29,951
  Income taxes..............................        44,657        7,368       11,108         12,472         12,794
                                              --------------  -----------  -----------  -------------  -------------
  Income before extraordinary item..........        60,191       10,009       15,091         16,677         17,157
  Extraordinary item........................            --           --           --             --             --
                                              --------------  -----------  -----------  -------------  -------------
  Net income................................        60,191       10,009       15,091         16,677         17,157
  Preferred stock dividends issued and
    accrued.................................            --          455           --             --             --
                                              --------------  -----------  -----------  -------------  -------------
  Net income attributable to common
    stockholders............................  $     60,191    $   9,554    $  15,091     $   16,677     $   17,157
                                              --------------  -----------  -----------  -------------  -------------
                                              --------------  -----------  -----------  -------------  -------------
  Net income per common
    share-- assuming dilution:
    Income before extraordinary item........  $       3.47    $    0.65    $    0.88     $     0.88     $     0.90
    Extraordinary item......................            --           --           --             --             --
                                              --------------  -----------  -----------  -------------  -------------
    Net income..............................  $       3.47    $    0.65    $    0.88     $     0.88     $     0.90
                                              --------------  -----------  -----------  -------------  -------------
                                              --------------  -----------  -----------  -------------  -------------
  Weighted average shares outstanding and
    assumed conversions (in thousands)......        17,358       14,608       17,098         18,980         18,980
OTHER DATA:
  EBITDA(11)................................  $    177,549    $  38,573    $  45,458     $   48,250     $   49,052
  Adjusted EBITDA(12).......................       177,549       38,573       45,458         48,250         49,052
  EBITDA margin(13).........................           6.1%         6.1%         6.4%           5.9%           6.0%
  Adjusted EBITDA margin....................           6.1%         6.1%         6.4%           5.9%           6.0%
  Cash provided by operating activities.....                  $  48,928    $  67,500
  Cash used in investing activities.........                     (1,612)      (3,975)
  Cash (used in) provided by financing
    activities..............................                    (40,351)     (64,388)
OTHER DATA BEFORE CHARGES(14):
  Income from operations....................  $    148,541    $  32,038    $  38,025     $   40,039     $   40,841
  Net income attributable to common
    stockholders............................        60,191        9,554       15,091         16,677         17,157
  Net income per common share--
    assuming dilution.......................          3.47         0.65         0.88           0.88           0.90

                                                                                                             AS OF MARCH 31, 1998
                                                                                                          --------------------------
                                                                                                          HISTORICAL   PRO FORMA(2)
                                                                                                          -----------  -------------
                                                                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.......................................................................................  $   431,324   $   327,569
  Total assets..........................................................................................    1,087,692     1,093,254
  Total debt(15)........................................................................................      475,201       333,117
  Total stockholders' equity............................................................................      236,629       339,478

--------------------------
 (1) Supplemental pro forma data for the year ended December 31, 1995 are based on the audited consolidated financial statements of United for the fiscal year ended December 31, 1995 (which includes the results of operations of Associated for twelve months but excludes pre-Merger United for the three months ended March 30, 1995) and the unaudited consolidated financial statements of pre-Merger United for the three-month period ended March 30, 1995 giving effect to (i) increased depreciation expense of $1.3 million resulting from the write-up of certain fixed assets to fair value, (ii) additional incremental goodwill amortization, (iii) elimination of nonrecurring compensation expense of $1.5 million relating to certain employee stock options recognized as a result of the Merger and (iv) the elimination of $37.6 million in costs described in note 4 below. This information is presented to facilitate a better understanding of the combined operations prior to the Merger.

 (2) See "Unaudited Consolidated Pro Forma Financial Statements" for a discussion of the adjustments used in preparation of this data which reflects the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering and the Offering.

 (3) See the "Unaudited Consolidated Pro Forma Financial Statements" for a discussion of the adjustments used in preparation of this data which reflects the 1997 Financing Transactions, the Computer Services Contract Write-Off, Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering and the Offering.

 (4) See "Unaudited Consolidated Pro Forma Financial Statements" for a discussion of the adjustments used in preparation of this data which reflects the Computer Services Contract Write-Off, the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering and the Offering.

 (5) Supplemental pro forma operating expenses for the year ended December 31, 1995 exclude the following items: (i) a restructuring charge of $9.8 million related to the Merger which was recorded by United during the year ended December 31, 1995, and (ii) Merger-related costs of $27.8 million recorded by pre-Merger United during the three months ended March 30, 1995.

 (6) Restructuring charge is related to United's consolidation plan in connection with the Merger.

 (7) United recognized a non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the vesting of certain stock options (the "Merger Incentive Options") and the Management Agreements Termination, respectively.

 (8) Costs related to the sale of certain accounts receivable.

 (9) Loss on early retirement of debt of $2.4 million ($1.4 million net of tax benefit of $1.0 million).

 (10) Loss on early retirement of debt of $9.8 million ($5.9 million net of tax benefit of $3.9 million).

 (11) "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization, costs associated with the sale of certain accounts receivable, and the extraordinary items discussed in notes 9 and 10 above. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt and is also one of the financial measures by which certain covenants under the Company's New Credit Agreement are calculated. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

 (12) "Adjusted EBITDA" is defined as in note 11 above except for the add back of restructuring and non-recurring charges discussed in notes 6 and 7 above.

 (13) EBITDA margin represents EBITDA as a percentage of net sales.

 (14) Charges refers to the restructuring and non-recurring charges discussed in notes 6 and 7 above and the extraordinary items discussed in notes 9 and 10 above.

 (15) Includes current maturities and capital lease obligation.

                                  RISK FACTORS

    INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS MAY CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "INTEND," "ANTICIPATE," "BELIEVE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING THOSE REGARDING THE COMPANY'S FINANCIAL POSITION, BUSINESS STRATEGY, PROJECTED COSTS AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS ARE FORWARD-LOOKING STATEMENTS. THE FOLLOWING MATTERS AND CERTAIN OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS AND/OR ANY SUBSEQUENT WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON BEHALF OF THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY SUCH CAUTIONARY STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT ANY FUTURE EVENTS OR CIRCUMSTANCES.

COMPETITION

    The Company operates in a highly competitive environment. The Company competes with business products manufacturers and other national, regional and specialty wholesalers of business products, office furniture, information technology products, janitorial and sanitation supplies and related items. Some of these competitors are larger than the Company and have greater financial and other resources available to them than does the Company, and there can be no assurance that the Company can continue to compete successfully with such competitors. Increased competition in the business products industry, together with increased advertising, has heightened price awareness among end users. Such heightened price awareness has led to margin pressure on business products. In the event that such a trend continues, the Company's profit margins could be adversely affected. Further, the Company could be adversely affected by the loss of a major customer. See "Business--Competition."

CONSOLIDATION

    Consolidation continues throughout all levels of the business products industry. Consolidation of commercial dealers and contract stationers has resulted in (i) an increased ability of those resellers to buy goods directly from manufacturers on their own or through their participation in buying groups,
(ii) the ability of larger resellers who grow primarily through acquisitions to qualify for larger volume rebates than the acquired companies would have qualified for on a stand-alone basis, and (iii) fewer independent resellers to purchase from wholesalers. In addition, over the last decade, office products superstores (which largely buy directly from manufacturers) have entered virtually every major metropolitan market. Continuing consolidation could adversely affect the Company's financial results. See "Business--The Business Products Industry."

LEVERAGE AND DEBT SERVICE OBLIGATIONS

    The Company has significant debt and debt service obligations. As of March 31, 1998, after giving effect to the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering (including the application of the net proceeds therefrom), and the Offering (including application of the net proceeds therefrom), the Company would have had on that date (i) outstanding long-term indebtedness (including current maturities) of approximately $333.1 million (excluding unused commitments) and total stockholders' equity of $339.5 million, and (ii) long-term indebtedness to total stockholders' equity ratio of 1.0 to
1.0. See "Capitalization."

    The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; (iii) the Company may be more vulnerable to economic downturns, may be limited in its ability to withstand competitive pressures and may have reduced flexibility in responding to changing business and economic conditions; and (iv) fluctuations in market interest rates will affect the cost of the Company's borrowings to the extent not covered by interest rate hedge agreements because interest under the New Credit Facilities is payable at variable rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

    The Company's ability to service its indebtedness will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company believes that, based upon current levels of operations, it should be able to meet its debt service obligations when due. If, however, the Company were unable to service its indebtedness, it would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all, or that asset sales, restructuring or refinancing would be permitted under the indenture governing USSC's 8 3/8% Notes (as it may be amended and supplemented from time to time, the "8 3/8% Notes Indenture"), the New Credit Agreement or the indenture governing the 12 3/4% Notes (as amended and supplemented from time to time, the "12 3/4% Notes Indenture"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

    The 8 3/8% Notes Indenture, the New Credit Agreement and the 12 3/4% Notes Indenture contain numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other payments in respect of its capital stock, to engage in transactions with affiliates, to make certain payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. The New Credit Agreement also contains a number of financial covenants that require the Company to meet certain financial ratios and tests. A failure to comply with the obligations in the 8 3/8% Notes Indenture, the New Credit Agreement or the 12 3/4% Notes Indenture could result in an event of default under the 8 3/8% Notes Indenture, the New Credit Agreement or the 12 3/4% Notes Indenture, which, if not cured or waived, could permit acceleration of the indebtedness thereunder and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions, any of which could have a material adverse effect on the financial condition of the Company. The New Credit Agreement restricts the prepayment, purchase, redemption, defeasance or other payment of any of the principal of the 8 3/8% Notes or the 12 3/4% Notes so long as any loans remain outstanding under the New Credit Agreement. See "Description of Certain Indebtedness."

INTEGRATION OF ACQUISITIONS

    As a result of the Azerty Acquisition and the Company's strategy of pursuing strategic acquisitions, the Company's management will be required to manage substantially larger operations than has historically been the case. With the Azerty Acquisition, the Company's future operations in the information technology products area and earnings from such operations will be largely dependent upon the Company's ability to integrate the operations of the Company's existing Micro United division with the Azerty Business. The Company must, among other things, integrate management and employee personnel and combine certain administrative, sales and information technology procedures. The integration of the Micro

United business and the Azerty Business involves numerous risks, including the potential loss of key employees and customers. There can be no assurance that the Company will successfully integrate the Micro United business and the Azerty Business, and a failure to do so could have a material adverse effect on the Company's results of operations and financial condition. Additionally, the need to focus management's attention on the integration of the Azerty Business may limit the ability of the Company to successfully pursue acquisitions or other opportunities related to its business for a substantial period of time.

CHANGING END-USER DEMANDS AND SEASONALITY

    The Company's sales and profitability are largely dependent on its ability to continually enhance its product offerings in order to meet changing end-user demands. End-users' traditional demands for business products have changed over the last several years as a result of, among other things, the widespread use of computers and other technological advances (resulting in the reduction in use of traditional office supplies), efforts by various businesses to establish "paperless" work environments, increased recycling efforts and a trend toward non-traditional offices (such as home offices). The Company's ability to continually monitor and react to such trends and changes in end-user demands will be necessary to avoid adverse effects on its sales and profitability. In addition, the Company's financial results could be adversely affected if and to the extent that end-user demand for a broad product selection or the need for overnight delivery were to diminish substantially or end-user demand for a higher proportion of low margin products were to increase substantially.

    Although the Company's sales are relatively level throughout the year, the Company's sales vary to the extent of seasonal differences in the buying patterns of end users who purchase office products. In particular, the Company's sales are generally higher than average during the month of January when many businesses begin operating under new annual budgets. Any impact upon sales during this peak season could have a disproportionate effect on the Company's results of operations for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

DEPENDENCE ON KEY SUPPLIERS

    Although the Company regularly carries products and accessories supplied by more than 550 business products manufacturers, approximately 27.6% of the Company's total purchases (on a pro forma basis) during the year ended December 31, 1997 were derived from products purchased from the Company's three largest suppliers. The Company's purchasing agreements with such suppliers are generally terminable at any time or on short notice, with or without cause, and, while the Company considers its relationships with its suppliers to be good, there can be no assurance that any or all of such relationships will not be terminated or that such relationship will continue as presently in effect. Termination of such relationships or changes by its suppliers in their policies regarding wholesale distributors or volume discount schedules or other marketing programs applicable to the Company may have a material adverse effect on the Company's business.

IMPACT OF CHANGING MANUFACTURERS' PRICES

    The Company maintains substantial inventories to accommodate the prompt service and delivery requirements of its customers. Accordingly, the Company purchases its products on a regular basis in an effort to maintain its inventory at levels that it believes to be sufficient to satisfy the anticipated needs of its customers based upon historic buying practices and market conditions. Although the Company has historically been able to pass through manufacturers' price increases to its customers on a timely basis, competitive conditions will influence how much of future price increases can be passed on to the Company's customers. Conversely, when manufacturers' prices decline, lower sales prices could result in lower margins as the Company sells existing inventory. Changes in the prices paid by the Company for its products therefore could have a material adverse effect on the Company's net sales, gross margins and net income, and the timing of such changes throughout the year could adversely impact quarterly results.

EFFECT OF CHANGES IN THE ECONOMY

    Demand for business products is affected by, among other things, white collar employment levels. Changes in the economy resulting in decreased white collar employment levels may therefore adversely affect the Company's operations and profitability. In addition, pricing and, to an extent, profitability of the Company's product offerings generally decrease under deflationary economic conditions. Deflationary swings in the economy may therefore adversely affect the Company's profitability.

POTENTIAL SERVICE INTERRUPTIONS

    Substantially all of the Company's shipping, warehouse and maintenance employees at certain of the Company's facilities in Chicago, Detroit, Philadelphia, Baltimore, Los Angeles, Minneapolis and New York City are covered by various collective bargaining agreements that expire at various times during the next three years. Although the Company considers its relations with employees to be good, a prolonged labor dispute could have a material adverse effect on the Company's business (including its ability to deliver its products in a timely manner) as well as the Company's results of operations and financial condition. The Company has not experienced any work stoppages during the past five years.

    The Company's ability to receive and deliver products is largely dependent on the availability of trucking and package delivery services utilized by manufacturers and the Company. Therefore, the occurrence of a strike or other work stoppage by any such service provider could materially affect the Company's sales and profitability.

DEPENDENCE ON TECHNOLOGY; YEAR 2000 MODIFICATIONS

    The Company believes that the successful operation of its business depends to a large extent on its computerized inventory management, order processing and distribution systems. The Company may, from time to time, experience delays, complications or expenses in integrating and operating these systems, any of which could have a material adverse effect upon the Company's results of operations and financial condition. While the Company believes that its computer systems will be adequate for its future needs, such systems may require modification, improvement or replacement as the Company grows or as technologies make these systems obsolete. For example, the Company is currently taking steps to make all necessary modifications to its systems for the year 2000. In 1997, the Company incurred approximately $1.4 million of expenses related to this issue, and expects to incur an additional $2.6 to $3.3 million of such expenses during the next two years. For the three months ended March 31, 1998, the Company incurred $0.3 million of such expenses. Any such modifications, improvements or replacements may require substantial additional expenditures to design and implement and may require interruptions in operations during periods of implementation, any of which could have a material adverse effect on the Company's results of operations and financial condition. Further, since approximately 80% of the Company's orders are received electronically, any disruption of a significant reseller's computer systems could have an adverse impact on the Company's sales. The Company's service levels also would be affected in the event of an interruption in operation of its telecommunications network on a company-wide scale for an extended period of time, although the Company has developed contingency plans to limit its exposure to such risks. See "Business--Technology."

DEPENDENCE ON KEY PERSONNEL

    The Company's success relies on the efforts and abilities of its executive officers and certain other key employees, particularly Mr. Frederick B. Hegi, Jr., the Company's non-executive Chairman of the Board, Mr. Randall W. Larrimore, President and Chief Executive Officer, Mr. Daniel H. Bushell, an Executive Vice President and the Chief Financial Officer of the Company, and Mr. Michael D. Rowsey and Mr. Steven R. Schwarz, each an Executive Vice President of the Company. The loss of any of these individuals could have a material adverse effect on the Company. The Company has entered into employment agreements with the executive officers listed above. The Company currently does not have any "key man" life insurance for its key personnel. See "Management."

INFLUENCE OF CERTAIN STOCKHOLDERS

    As of the date of this Prospectus and after giving effect to the Offering, Wingate Partners, L.P. ("Wingate Partners") and Wingate Partners II, L.P. ("Wingate II" and, collectively with Wingate Partners "Wingate"), Cumberland Capital Corporation ("Cumberland") and its affiliates, and Mr. Daniel J. Good and his affiliates will beneficially own approximately 17.5%, 1.9% and 2.4%, respectively, of the outstanding shares of Common Stock (17.1%, 1.8% and 2.4%, respectively, if the Underwriters' over-allotment option is exercised in full). Two of the current nine directors of United are affiliates of Wingate Partners or Wingate II. In addition, Mr. Gary G. Miller, who is the President and a stockholder of Cumberland, and Mr. Good each serve as directors of United. Consequently, such persons and their affiliates will continue to have significant influence over the policies of United and the Company and any matters submitted to a stockholder vote. See "Management--Directors and Executive Officers" and "Principal and Selling Stockholders."

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

    Future sales by existing stockholders could adversely affect the prevailing market price of the Common Stock. Upon completion of this Offering, the Company will have 18,377,191 shares of Common Stock outstanding. In addition, 1,547 shares will be issuable upon exercise of outstanding Warrants and 1,273,339 shares will be issuable upon exercise of outstanding Employee Stock Options. Of the shares of Common Stock that will be outstanding after this Offering, approximately 14,263,145 shares will be freely tradable without restriction or further registration under the Securities Act. Subject to Rule 144 under the Securities Act (as currently in effect), after expiration of certain lock-up agreements between the Underwriters and the Company and certain of its officers and directors and stockholders (or earlier with the consent of the representative of the Underwriters), approximately 4,114,046 of the remaining shares are eligible for sale in the public marketplace. In addition, certain stockholders have previously been granted registration rights entitling them to demand, in certain circumstances, that the Company register the shares of Common Stock held by them for sale under the Securities Act. Following the consummation of this Offering and expiration of the 60-day lock-up described in "Underwriting," sales of substantial amounts of Common Stock in the public market, pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale."

POSSIBLE ANTI-TAKEOVER EFFECTS

    The Company has available for issuance 1,500,000 shares of preferred stock, which the Board of Directors is authorized to issue, in one or more series, without any further action on the part of the Company's stockholders. At the discretion of the Board of Directors, and subject to its fiduciary duties, the preferred stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, preferred stock could be issued with voting and conversion rights which could adversely affect the voting power and/or economic value to holders of Common Stock. The issuance of preferred stock could also result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation. No shares of preferred stock are currently outstanding. See "Description of Capital Stock--Preferred Stock."

    The Company's Restated Certificate of Incorporation (as amended from time to time, the "Charter") and Restated Bylaws (as amended from time to time, the "Bylaws") contain certain other provisions that may be deemed to have anti-takeover effects and may delay, deter or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interests of the Company or its stockholders. See "Description of Capital Stock--Special Provisions of the Charter and Bylaws." In addition, the New

Credit Agreement provides that the occurrence of a change of control of USSC shall constitute an event of default thereunder, and the lenders thereunder may declare all borrowings outstanding under the New Credit Agreement to become due and payable immediately, which could have a material adverse effect on the Company and could have the effect of deterring or delaying a takeover attempt. See "Description of Certain Indebtedness--New Credit Facilities." Finally, the
8 3/8% Notes Indenture and the 12 3/4% Notes Indenture each provide that, upon the occurrence of a change of control (which term includes the acquisition by any person or group of more than 50% of the voting power of the outstanding common stock of either the Company or USSC or certain significant changes in the composition of the Board of Directors of either the Company or USSC), USSC shall be obligated to offer to repurchase all outstanding 8 3/8% Notes and 12 3/4% Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. Such obligation, if it arose, could have a material adverse effect on the Company and could have the effect of deterring or delaying a takeover attempt. See "Description of Certain Indebtedness--12 3/4% Notes" and "--8 3/8% Notes."

                              RECENT TRANSACTIONS

AZERTY ACQUISITION

    On April 3, 1998, the Company completed the acquisition of all of the capital stock of Azerty Incorporated ("Azerty"), Azerty de Mexico, S.A. de C.V. ("Azerty Mexico"), Positive ID Wholesale Inc. ("Positive ID"), and AP Support Services Incorporated ("AP Support Services"), which comprised substantially all of the United States and Mexican operations of the Office Products Division of Abitibi-Consolidated Inc. The aggregate purchase price paid by the Company for the Azerty Business was approximately $115.1 million (including fees and expenses) following an initial post-closing adjustment and subject to final audit and review by the Company. For the fiscal year ended December 31, 1997, the Azerty Business had combined net sales and pro forma operating income of $355.4 million and $9.7 million, respectively.

    AZERTY

    Azerty was founded in 1983 and is a leading wholesale distributor of computer consumables, peripherals and accessories in the United States. Azerty serves over 12,000 major customers in the United States which consist primarily of information product dealers and value-added resellers. Azerty distributes a broad range of products consisting of printers, printer supplies, magnetic and optical data storage media, workstation accessories, fax machines and basic office products essentials. Azerty provides a high level of customer service, including high order fill rates, late order cut-off times and guaranteed next-day delivery for orders weighing under 100 pounds.

    Azerty sells through marketing employees who utilize advanced data management and telesales capabilities that enable highly customized and segmented marketing, whereby customers' calls are automatically routed to sales representatives familiar with their accounts. In addition, Azerty runs catalog marketing programs, collecting co-op allowances from vendors to produce product catalogs for their customers. Azerty also has established a new world wide web site on the Internet that allows on-line inventory availability, pricing and UPS order tracking, as well as vendor and product information, applications for new accounts and general company information.

    Azerty currently operates through four distribution facilities that stock approximately 7,200 SKUs. Azerty's primary competitors are Daisytek International, Ingram Micro, Tech Data and Merisel. For the fiscal year ended December 31, 1997, Azerty accounted for approximately 88% of the net sales of the combined Azerty Business.

    AZERTY MEXICO

    Azerty Mexico was founded in 1995 to distribute computer consumables, peripherals and accessories under the Azerty name in Mexico. Azerty Mexico operates through a single distribution facility located in Mexico City, Mexico.

    POSITIVE ID

    Positive ID is a wholesale distributor of bar code scanning products. Founded in 1996, Positive ID has attempted to capitalize on an emerging opportunity for wholesale distribution of products using the bar code scanning technology that has been created by the increasing use of such technology by small and medium-sized companies, as well as new applications in the medical and insurance industries. Positive ID offers approximately 2,000 SKUs primarily to information products dealers and value-added resellers and distributes products consisting of scanners, printers, consumables, data collection terminals and software through its distribution facility located in Tonawanda, New York.

    AP SUPPORT SERVICES

    Formed in 1996, AP Support Services is a third-party service provider that offers telemarketing, direct response marketing, logistics and data management services to companies that are outsourcing such non-core activities. AP Support Services offers a unique combination of sophisticated telemarketing support and the ability to physically handle product. The strategy of AP Support Services is to differentiate itself as a third-party service provider by offering vendors a broad range of services from marketing through product delivery and invoicing.

NEW CREDIT FACILITIES

    On April 3, 1998, the Company entered into the New Credit Facilities concurrently with the closing of the Azerty Acquisition in order to fund the purchase price of the Azerty Acquisition, refinance borrowings under the Existing Credit Facilities and pay related fees and expenses in connection therewith. The New Credit Facilities initially consisted of a $250.0 million Revolving Credit Facility, a $150.0 million Tranche A Term Loan Facility and a $100.0 million Tranche B Term Loan Facility. The net proceeds of the Notes Offering were used to repay permanently a substantial portion of indebtedness then outstanding under the Tranche B Term Loan Facility and the remainder of the Tranche B Term Loan Facility was permanently repaid with proceeds from the sale of certain receivables, following which the Tranche B Term Loan Facility was terminated.

    For a description of the terms of the New Credit Facilities, see "Description of Certain Indebtedness--New Credit Facilities."

RECEIVABLES SECURITIZATION PROGRAM

    On April 3, 1998, in connection with the refinancing of its Existing Credit Facilities, the Company entered into the $163.0 million 364-day Receivables Securitization Program pursuant to which the Company sells its Eligible Receivables (except for certain excluded receivables, which initially includes all receivables from the Azerty Business and Lagasse) to the Receivables Company, a wholly-owned offshore, bankruptcy-remote special purpose limited liability company. The Receivables Company then transfers the Eligible Receivables to a third-party, multi-seller asset-backed commercial paper program existing solely for the purpose of issuing commercial paper rated A-1/P-1 or higher. The sale of trade receivables includes not only those Eligible Receivables that were existing on the closing date of the Receivables Securitization Program, but also Eligible Receivables created thereafter. The Company received approximately $160.0 million in proceeds from the initial sale of Eligible Receivables on April 3, 1998. The Unaudited Consolidated Pro Forma Financial Statements included in this Prospectus reflect $150.0 million in proceeds from the sale of Eligible Receivables under the Receivables Securitization Program, as this amount was deemed to more fairly represent the average amount of receivables that would have been sold in 1997. Management of the Company believes that the Unaudited Consolidated Pro Forma Financial Statements included herein represent a fair presentation of how the historical financial statements of the Company might have been affected if the transactions described therein had been consummated at the beginning of the periods presented. See "Unaudited Consolidated Pro Forma Financial Statements."

    The Chase Manhattan Bank acts as funding agent and, together with other commercial banks rated at least A-1/P-1, provides standby liquidity funding to support the purchase of the receivables by the Receivables Company. The proceeds from the Receivables Securitization Program were used to reduce borrowings under the Company's Revolving Credit Facility and repay a portion of the Tranche B Term Loan Facility. The Receivables Company retains an interest in the Eligible Receivables transferred to the third party. The Receivables Securitization Program carries an effective interest rate of LIBOR plus 0.37%. As a result of the Receivables Securitization Program, actual balance sheet assets of the Company as of March 31, 1998 of approximately $160.0 million, consisting of accounts receivable, have been sold to the Receivables Company and do not secure the Company's obligations under the New Credit Facilities.

THE NOTES OFFERING

    On April 15, 1998, USSC consummated the private sale of $100.0 million of its 8 3/8% Notes in the Notes Offering. The 8 3/8% Notes were immediately resold by the initial purchasers thereof in reliance on Rule 144A under the Securities Act. The 8 3/8% Notes are unsecured and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the 8 3/8% Notes Indenture) of USSC, which includes indebtedness under the New Credit Facilities. The 8 3/8% Notes rank PARI PASSU in right of payment with USSC's 12 3/4% Notes and all other existing and future senior subordinated Indebtedness (as defined in the 8 3/8% Notes Indenture) of USSC, and rank senior in right of payment to all Subordinated Indebtedness (as defined in the 8 3/8% Notes Indenture) of USSC.

    The 8 3/8% Notes bear interest at the rate of 8 3/8% per annum and mature on April 15, 2008. The 8 3/8% Notes are generally not callable by USSC prior to five years following the issue date, subject to certain exceptions. The 8 3/8% Notes are fully and unconditionally guaranteed on a senior subordinated basis by the Company and all of USSC's existing and future domestic Restricted Subsidiaries (as defined in the 8 3/8% Note Indenture) that incur Indebtedness (the "Guarantors"). In connection with the Notes Offering, the Company, USSC and the other Guarantors entered into an exchange and registration rights agreement with the initial purchasers thereof, providing for certain rights with respect to exchange or registration of the 8 3/8% Notes under the Securities Act.

    The proceeds from the sale of the 8 3/8% Notes were used to (i) repay a substantial portion of indebtedness outstanding under the Tranche B Term Loan Facility, and (ii) pay fees and expenses related to the Notes Offering.

    For a more detailed description of the terms of the 8 3/8% Notes, see "Description of Certain Indebtedness--8 3/8% Notes."

COMPUTER SERVICES CONTRACT WRITE-OFF

    As a condition to the spinoff of ASI from the Wholesale Division of Boise Cascade Office Products Corporation in January 1992, ASI entered into the Computer Services Contract with a third-party service provider to perform certain computer services.

    Upon completion of the systems integration between USSC and ASI, increasing differences in the operating processes and technical environment between the Company and the third-party service provider became evident. The Computer Services Contract was modified to allow the Company, at its discretion, not to perform any processing at the third-party service provider's facilities. Accordingly, related fees were reduced. Payments made to the third-party service provider subsequent to this latest renegotiation were effectively for disaster recovery purposes only. The Company has recently consolidated its disaster recovery services under an agreement with another third-party service provider. In May 1998, the Company completed an assessment of the future utility of the Computer Services Contract. Based upon such assessment, the Company has determined that it is no longer feasible to use the prior third-party service provider for disaster recovery purposes.

    In May 1998, the Company will write-off the remaining term of the Computer Services Contract. Accordingly, $2.6 million of prepaid expense related to the Computer Services Contract has been eliminated and $2.6 million and $8.7 million of current and long-term payments, respectively, have been added to the supplemental pro forma March 31, 1998 balance sheet to reflect a non-recurring $13.9 million pre-tax charge to write off the remainder of the Computer Services Contract. A related deferred tax asset of $5.6 million will also be recorded. This $8.3 million charge, net of tax benefit of $5.6 million, shown as a reduction to supplemental pro forma retained earnings at March 31, 1998, has been excluded from supplemental pro forma income statement purposes as it is non-recurring in nature.

    For supplemental pro forma income statement purposes, the three months ended March 31, 1998 and the twelve months ended December 31, 1997 reflect $0.8 million and $3.2 million in cost savings, respectively, related to the Computer Services Contract had such agreement been written off prior to each period presented.

                                USE OF PROCEEDS

    The net proceeds to the Company from this Offering (using an assumed offering price of $62.75, the closing price on May 6, 1998, and after deducting applicable underwriting discounts, but excluding fees and expenses payable by the Company) are estimated to be approximately $105.1 million (approximately $126.0 million if the Underwriters' over-allotment option is exercised in full). Such net proceeds will be contributed or advanced by the Company to USSC and used to repay a portion of the indebtedness outstanding under the Tranche A Term Loan Facility. The repayment of indebtedness under the Tranche A Term Loan Facility will cause a permanent reduction of the amount borrowable thereunder.

    The Tranche A Term Loan Facility bears interest at a base rate (i.e., the higher of the prime rate or federal funds rate plus 0.50%) plus 0% to 0.75% or, at the Company's option, LIBOR plus 1.00% to 2.00%. The Tranche A Term Loan Facility is payable in 24 quarterly installments, and matures on or about March 31, 2004.

    The Company will not receive any of the proceeds from the sale of the 569,418 shares of Common Stock offered by the Selling Stockholders, other than an aggregate of approximately $7.9 million payable by the Selling Stockholders upon exercise of Employee Stock Options in connection with the Offering, which also will be applied to the permanent repayment of indebtedness under the Tranche A Term Loan Facility.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is quoted on the Nasdaq National Market under the symbol "USTR." The following table sets forth on a per share basis, for the periods indicated, the high and low closing sale prices per share for the Common Stock, as reported by the Nasdaq National Market:

                                                                                                           HIGH          LOW
                                                                                                       ------------  ------------
1996
           First Quarter.............................................................................   $      301/4  $      211/2
           Second Quarter............................................................................          241/2         191/2
           Third Quarter.............................................................................          241/2         171/2
           Fourth Quarter............................................................................          23            191/2
1997
           First Quarter.............................................................................   $      213/4  $      183/4
           Second Quarter............................................................................          271/4         19
           Third Quarter.............................................................................          381/4         237/8
           Fourth Quarter............................................................................          485/8         371/4
1998
           First Quarter.............................................................................   $      655/16  $      437/8
           Second Quarter (through May 6, 1998)......................................................   $      641/2  $      601/4

    On May 6, 1998, the last reported sale price of the Common Stock as quoted on the Nasdaq National Market was $62.75 per share, and there were approximately 1,000 holders of record of Common Stock.

    The Company does not currently intend to pay any cash dividends on the Common Stock. Furthermore, as a holding company, the ability of United to pay dividends in the future is dependent upon the receipt of dividends or other payments from its operating subsidiary, USSC. The payment of dividends by USSC to the Company for purposes of paying dividends to holders of Common Stock is restricted by the New Credit Agreement, the 8 3/8% Notes Indenture and the
12 3/4% Notes Indenture and is subject to statutory restrictions. See "Risk Factors--Restrictions Imposed by Terms of Indebtedness" and "Description of Certain Indebtedness."

                                 CAPITALIZATION

    The following table sets forth the unaudited capitalization of the Company as of March 31, 1998 on a historical basis and on an as adjusted basis giving effect to (i) the Senior Credit Facilities Refinancing, (ii) the Azerty Acquisition, (iii) the Notes Offering and the application of the net proceeds therefrom and (iv) the Offering and the application of the net proceeds therefrom, as described in "Use of Proceeds." The table set forth below should be read in conjunction with the Unaudited Consolidated Pro Forma Financial Statements and the Consolidated Financial Statements of the Company, together with the related notes thereto, included elsewhere herein.

                                                                                            AS OF MARCH 31, 1998
                                                                                           -----------------------
                                                                                           HISTORICAL  AS ADJUSTED
                                                                                           ----------  -----------
                                                                                           (DOLLARS IN THOUSANDS)
Current portion of long-term debt........................................................  $   19,551   $  10,649

Long-term debt:
  Revolving credit facility..............................................................     224,000      55,633(1)
  Term loan facilities...................................................................     100,020      34,855
  12 3/4% Notes..........................................................................     100,000     100,000
  8 3/8% Notes...........................................................................          --     100,000
  Other long-term debt...................................................................      31,630      31,980
                                                                                           ----------  -----------
    Total long-term debt.................................................................     455,650     322,468

Stockholders' equity:
  Common Stock, $0.10 par value; 40,000,000 shares authorized;
    16,024,019 shares issued and outstanding (historical)................................       1,602
    18,240,515 shares issued and outstanding (as adjusted)(2)............................                   1,824
  Capital in excess of par value.........................................................     211,261     320,101
  Retained earnings......................................................................      23,766      17,553
                                                                                           ----------  -----------

    Total stockholders' equity...........................................................     236,629     339,478
                                                                                           ----------  -----------
    Total capitalization (including current portion of long-term debt)...................  $  711,830   $ 672,595
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) The Revolving Credit Facility under the New Credit Agreement provides for borrowings of up to $250.0 million. See "Description of Certain Indebtedness--New Credit Facilities."

(2) Assuming Employee Stock Options exercisable for an aggregate of 629,199 shares of Common Stock will be exercised in connection with the Offering. See "Principal and Selling Stockholders." Does not include (i) 1,458,789 shares of Common Stock issuable upon exercise of Employee Stock Options that the Company expects to be outstanding after the Offering, and (ii) 1,547 shares of Common Stock issuable upon exercise of outstanding Warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA

THE COMPANY

    Set forth below and on the following pages are selected historical consolidated financial data for the Company. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the income statement and operating and other data for the year ended December 31, 1995 reflect the financial information of Associated only for the three months ended March 30, 1995 and the results of post-Merger United for the nine months ended December 31, 1995. The balance sheet data at December 31, 1995 reflects the consolidated balances of post-Merger United, including various Merger-related adjustments.

    The selected consolidated financial data set forth below for the fiscal years ended December 31, 1993 and 1994 have been derived from the audited consolidated financial statements of Associated. The selected consolidated financial data of the Company for the fiscal years ended December 31, 1995 (which for income statement and operating and other data includes Associated only for the three months ended March 30, 1995 and the results of post-Merger United for the nine months ended December 31, 1995), 1996 and 1997 have been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The data for the three months ended March 31, 1997 and 1998 are derived from unaudited condensed consolidated financial statements and in the opinion of management reflect all adjustments considered necessary for the fair presentation of such data. Results for the three months ended March 31, 1998 are not necessarily indicative of results that may be achieved for a full twelve-month period. All selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Historical Results of Operations" and "--Liquidity and Capital Resources" and the Consolidated Financial Statements of the Company, together with the related notes thereto, included elsewhere herein.

                                                                                               THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                      MARCH 31,
                                       -----------------------------------------------------  --------------------
                                         1993       1994       1995       1996       1997       1997       1998
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales..........................  $ 455,731  $ 470,185  $1,751,462 $2,298,170 $2,558,135 $ 635,021  $ 712,517
  Cost of goods sold.................    375,226    382,299  1,446,949  1,907,209  2,112,204    526,279    589,455
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.......................     80,505     87,886    304,513    390,961    445,931    108,742    123,062
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating expenses:
    Warehousing, marketing and
      administrative expenses........     69,527     69,765    246,956(1)   277,957   311,002    76,704     85,037
    Non-recurring charges(2).........         --         --         --         --     64,698         --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total operating expenses...........     69,527     69,765    246,956    277,957    375,700     76,704     85,037
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations.............     10,978     18,121     57,557    113,004     70,231     32,038     38,025
  Interest expense...................      7,235      7,725     46,186     57,456     53,511     14,661     11,826
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes and
    extraordinary item...............      3,743     10,396     11,371     55,548     16,720     17,377     26,199
  Income taxes.......................        781      3,993      5,128     23,555      8,532      7,368     11,108
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before extraordinary item...      2,962      6,403      6,243     31,993      8,188     10,009     15,091
  Extraordinary item(3)..............         --         --     (1,449)        --     (5,884)        --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.........................      2,962      6,403      4,794     31,993      2,304     10,009     15,091
  Preferred stock dividends..........      2,047      2,193      1,998      1,744      1,528        455         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income attributable to common
    stockholders.....................  $     915  $   4,210  $   2,796  $  30,249  $     776  $   9,554  $  15,091
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income per common share--
    assuming dilution:
    Income before extraordinary
      item...........................  $    0.11  $    0.51  $    0.33  $    2.03  $    0.43  $    0.65  $    0.88
    Extraordinary item...............         --         --      (0.11)        --      (0.38)        --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income.......................  $    0.11  $    0.51  $    0.22  $    2.03  $    0.05  $    0.65  $    0.88
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Weighted average shares outstanding
    and assumed conversions (in
    thousands).......................      8,071      8,309     12,809     14,923     15,380     14,608     17,098
  Cash dividends, declared per
    share............................  $      --  $      --  $      --  $      --  $      --  $      --  $      --

                                                                                               THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                      MARCH 31,
                                       -----------------------------------------------------  --------------------
                                         1993       1994       1995       1996       1997       1997       1998
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA:
  EBITDA(4)..........................  $  16,481  $  23,505  $  81,241  $ 139,046  $  96,272  $  38,573  $  45,458
  Adjusted EBITDA(5).................     16,481     23,505     91,000    139,046    160,970     38,573     45,458
  EBITDA margin(6)...................        3.6%       5.0%       4.6%       6.1%       3.8%       6.1%       6.4%
  Adjusted EBITDA margin.............        3.6%       5.0%       5.2%       6.1%       6.3%       6.1%       6.4%
  Cash provided by (used in)
    operating activities.............  $ (12,084) $  14,088  $  26,329  $   1,609  $  41,768  $  48,928  $  67,500
  Cash (used in) provided by
    investing activities.............     (3,276)      (554)  (266,291)   (49,871)   (12,991)    (1,612)    (3,975)
  Cash provided by (used in)
    financing activities.............      8,095    (12,676)   249,773     47,221    (27,029)   (40,351)   (64,388)

OTHER DATA BEFORE CHARGES(7)(8):
  Income from operations.............  $  10,978  $  18,121  $  67,316  $ 113,004  $ 134,929  $  32,038  $  38,025
  Net income attributable to common
    stockholders.....................        915      4,210     10,081     30,249     45,364      9,544     15,091
  Net income per common share--
    assuming dilution................       0.11       0.51       0.79       2.03       2.95       0.65       0.88

                                                      AS OF DECEMBER 31,                      AS OF MARCH 31,
                                     -----------------------------------------------------  --------------------
                                       1993       1994       1995       1996       1997       1997       1998
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..................  $  57,302  $  56,454  $ 355,465  $ 404,973  $ 451,449  $ 403,269  $ 431,324
  Total assets.....................    190,979    192,479  1,001,383  1,109,867  1,148,021  1,065,172  1,087,692
  Total debt(9)....................     86,350     64,623    551,990    600,002    537,135    559,119    475,201
  Redeemable preferred stock.......     20,996     23,189     18,041     19,785         --     20,240         --
  Redeemable warrants..............      1,435      1,650     39,692     23,812         --     24,807         --
  Total stockholders' equity.......     11,422     24,775     30,024     75,820    223,308     84,369    236,629

------------------------------

 (1) For the year ended December 31, 1995, includes restructuring charge of $9.8 million related to United's consolidation plan in conjunction with the Merger.

 (2) In the fourth quarter of 1997, United recognized a non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the vesting of the Merger Incentive Options and Management Agreements Termination, respectively.

 (3) Loss on early retirement of debt of $2.4 million ($1.4 million net of tax benefit of $1.0 million) in 1995 and $9.8 million ($5.9 million net of tax benefit of $3.9 million) in 1997.

 (4) "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization, costs associated with the sale of certain accounts receivable and the extraordinary items discussed in note 3 above. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt and is also one of the financial measures by which certain covenants under the Company's New Credit Agreement are calculated. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

 (5) "Adjusted EBITDA" is defined as in note 4 above except for the add back of restructuring and non-recurring charges discussed in notes 1 and 2 above.

 (6) EBITDA margin represents EBITDA as a percentage of net sales.

 (7) In the fourth quarter of 1997, United recognized a non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the vesting of the Merger Incentive Options and the Management Agreements Termination, respectively. In addition, during the fourth quarter of 1997, United recorded an extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) related to the early retirement of debt.

 (8) During 1995, United recorded a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million) and an extraordinary loss of $2.4 million ($1.4 million net of tax benefit of $1.0 million) related to early retirement of debt.

 (9) Includes current maturities and capital lease obligation.

PRE-MERGER UNITED

    The selected consolidated financial data of pre-Merger United (a predecessor of post-Merger United) set forth below for the seven months ended March 30, 1995 (at which time pre-Merger United and Associated merged to create United) have been derived from the Consolidated Financial Statements of pre-Merger United which have been audited by Ernst & Young LLP, independent auditors. The selected financial data at and for the seven-month period ended March 31, 1994 are unaudited and in the opinion of management reflect all adjustments considered necessary for a fair presentation of such data. The selected consolidated financial data of pre-Merger United for each of the two fiscal years ended August 31, 1993 and 1994 have been derived from the audited consolidated financial statements of pre-Merger United.

                                                                                  PRE-MERGER UNITED
                                                                  --------------------------------------------------
                                                                                               SEVEN MONTHS ENDED
                                                                   YEARS ENDED AUGUST 31,   ------------------------
                                                                  ------------------------   MARCH 31,    MARCH 30,
                                                                     1993         1994         1994         1995
                                                                  -----------  -----------  -----------  -----------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.......................................................  $ 1,470,115  $ 1,473,024   $ 871,585    $ 980,575
Cost of sales...................................................    1,197,664    1,220,245     717,546      814,780
                                                                  -----------  -----------  -----------  -----------
Gross profit on sales...........................................      272,451      252,779     154,039      165,795
Operating expenses..............................................      226,337      216,485     128,594      133,098
Merger-related costs(1).........................................           --           --          --       27,780
                                                                  -----------  -----------  -----------  -----------
Income from operations..........................................       46,114       36,294      25,445        4,917
Interest expense, net...........................................        9,550       10,461       5,837        7,500
Other income, net...............................................          355          225         117           41
                                                                  -----------  -----------  -----------  -----------
Income (loss) before income taxes...............................       36,919       26,058      19,725       (2,542)
Income taxes....................................................       15,559       10,309       8,185        4,692
                                                                  -----------  -----------  -----------  -----------
Net income (loss)...............................................  $    21,360  $    15,749   $  11,540    $  (7,234)
                                                                  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------
Net income (loss) per common share--assuming dilution...........  $      1.15  $      0.85   $    0.62    $   (0.39)
Cash dividends declared per share...............................         0.40         0.40        0.30         0.30

OTHER DATA:
EBITDA(2).......................................................  $    67,712  $    57,755   $  37,665    $  17,553
EBITDA margin(3)................................................          4.6%         3.9%        4.3%         1.8%

BALANCE SHEET DATA (AT PERIOD END):
Working capital.................................................  $   216,074  $   239,827   $ 297,099    $ 257,600
Total assets....................................................      634,786      618,550     608,728      711,839
Total debt(4)...................................................      150,251      155,803     227,626      233,406
Total stockholders' equity......................................      237,697      246,010     243,636      233,125

--------------------------
(1) In connection with the Merger, pre-Merger United incurred approximately $27.8 million of Merger-related costs, consisting of severance payments under employment contracts ($9.6 million); insurance benefits under employment contracts ($7.4 million); legal, accounting and other professional services fees ($5.2 million); retirement of stock options ($3.0 million); and fees for letters of credit related to employment contracts and other costs ($2.6 million).

(2) For purposes of this table only, EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(3) EBITDA margin represents EBITDA as a percentage of net sales.

(4) Includes current maturities and capital lease obligation.

             UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

    The following Unaudited Consolidated Pro Forma Financial Statements are based on the historical financial statements of the Company. The pro forma balance sheet is presented giving effect to (i) the Senior Credit Facilities Refinancing, (ii) the Azerty Acquisition, (iii) the Notes Offering (including the application of net proceeds to the Company therefrom), and (iv) the Offering (including the application of net proceeds to the Company therefrom), all as more fully described in the notes to Unaudited Consolidated Pro Forma Financial Statements below, as if all such transactions were effected on March 31, 1998. The pro forma income statement gives effect to (i) the Senior Credit Facilities Refinancing, (ii) the Azerty Acquisition, (iii) the Notes Offering (including the application of net proceeds to the Company therefrom) and (iv) the Offering (including the application of net proceeds to the Company therefrom), all as more fully described in the notes to Unaudited Consolidated Pro Forma Financial Statements below, as if all such transactions were effected as of January 1, 1997. The supplemental pro forma balance sheet is presented giving effect to (i) the Senior Credit Facilities Refinancing, (ii) the Azerty Acquisition, (iii) the Notes Offering (including the application of net proceeds to the Company therefrom), (iv) the Offering (including the application of net proceeds to the Company therefrom) and (v) the Computer Services Contract Write-off, as if all such transactions occurred on March 31, 1998. The 1997 supplemental pro forma income statement is presented giving effect to (i) the October Equity Offering (including the application of net proceeds to the Company therefrom), (ii) the Preferred Stock Redemption, (iii) the Management Agreements Termination, (collectively the "Financing Transactions") (iv) the Computer Services Contract Write-Off, (v) the Senior Credit Facilities Refinancing, (vi) the Azerty Acquisition, (vii) the Notes Offering (including the application of net proceeds to the Company therefrom) and (viii) the Offering (including the application of net proceeds to the Company therefrom), as if all such transactions occurred on January 1, 1997. The supplemental pro forma income statement for the three months ended March 31, 1998 is presented giving effect to (i) the Computer Services Contract Write-Off, (ii) the Senior Credit Facilities Refinancing,
(iii) the Azerty Acquisition, (iv) the Notes Offering (including the application of net proceeds to the Company therefrom) and (v) the Offering (including the application of net proceeds to the Company therefrom), as if all such transactions occurred on January 1, 1997.

    The pro forma income statements exclude the extraordinary nonrecurring charge of approximately $9.3 million ($5.5 million net of tax benefit of $3.8 million) related to the write-off of unamortized financing fees in conjunction with the Senior Credit Facilities Refinancing. For pro forma balance sheet purposes, this extraordinary nonrecurring charge has been reflected as a reduction of retained earnings.

    In addition to the above described extraordinary nonrecurring charge of $9.3 million, the 1997 Unaudited Consolidated Supplemental Pro Forma Income Statement also excludes the following: (i) an extraordinary nonrecurring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million) on early retirement of debt, (ii) a nonrecurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) related to the vesting of the Merger Incentive Options, and (iii) a nonrecurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the Management Agreements Termination, all of which are related to the 1997 Financing Transactions. These additional nonrecurring charges are reflected in the historical balance sheet as of March 31, 1998.

    The supplemental pro forma income statements also exclude the non-recurring charge of approximately $13.9 million ($8.3 million net of tax benefit of $5.6 million) related to the Computer Servcies Contract Write-Off. For supplemental pro forma balance sheet purposes, this non-recurring charge has been reflected as a reduction of retained earnings.

    The Unaudited Consolidated Pro Forma Financial Statements are intended for informational purposes only and are not necessarily indicative of the future financial position or future results of operations of the Company after the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering and the Offering, or of the financial position or results of operations of the Company that would have actually occurred had the Computer Services Contract Write-Off, the 1997 Financing Transactions, the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering or the Offering occurred January 1, 1997. The Unaudited Consolidated Pro Forma Financial Statements and the accompanying notes should be read in conjunction with, and are qualified in their entirety by, the Consolidated Financial Statements of the Company, together with the related notes thereto, included elsewhere herein.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        UNAUDITED CONSOLIDATED PRO FORMA
                   AND SUPPLEMENTAL PRO FORMA BALANCE SHEETS
                              AS OF MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                                                                          COMPUTER
                                   SENIOR CREDIT                                                          SERVICES
                                    FACILITIES       AZERTY         NOTES                                 CONTRACT
                                    REFINANCING    ACQUISITION    OFFERING      OFFERING                  WRITE-OFF    SUPPLEMENTAL
                       HISTORICAL   ADJUSTMENTS    ADJUSTMENTS   ADJUSTMENTS   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS    PRO FORMA
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
ASSETS
Current assets:
  Cash and cash
    equivalents......  $   11,504    $      --      $     --      $      --     $      --    $  11,504   $       --     $   11,504
  Accounts
    receivable.......     282,237     (150,435)(a)    48,610(e)          --            --      180,412           --        180,412
  Inventories........     484,911           --        33,477(e)          --            --      518,388           --        518,388
  Other..............      15,754           --           488(e)          --            --       16,242       (2,639)(h)      13,603
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
    Total current
      assets.........     794,406     (150,435)       82,575             --            --      726,546       (2,639)       723,907
Net property, plant
  and equipment......     161,894           --         5,847(e)          --            --      167,741           --        167,741
Goodwill.............     111,110           --        72,129(e)          --            --      183,239           --        183,239
Other................      20,282       (6,944)(b)        --          2,800(f)       (410)(g)    15,728          --         15,728
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
    Total assets.....  $1,087,692    $(157,379)     $160,551      $   2,800     $    (410)   $1,093,254  $   (2,639)    $1,090,615
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
LIABILITIES AND
  STOCKHOLDERS'
  EQUITY
Current liabilities:
  Current portion of
    long-term debt...  $   19,551    $  (9,004)(c)  $    102(e)   $      --     $      --    $  10,649   $       --     $   10,649
  Accounts payable...     235,915           --        42,929(e)          --            --      278,844           --        278,844
  Accrued expenses...     107,616       (3,931)(d)     2,063(e)         (80)(f)      3,816(g)   109,484       2,599(h)     112,083
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
    Total current
      liabilities....     363,082      (12,935)       45,094            (80)        3,816      398,977        2,599        401,576
Deferred income
  taxes..............      19,208           --            --             --            --       19,208       (5,589)(h)      13,619
Long-term
  obligations:
  Long-term debt.....     455,650     (138,596)(c)   115,457(e)       3,000(f)   (113,043)(g)   322,468          --        322,468
  Other long-term
    liabilities......      13,123           --            --             --            --       13,123        8,665(h)      21,788
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
    Total long term
      obligations....     468,773     (138,596)      115,457          3,000      (113,043)     335,591        8,665        344,256
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
Stockholders' equity:
  Common stock
    (voting).........       1,602           --            --             --           222(g)     1,824           --          1,824
  Capital in excess
    of par value.....     211,261           --            --             --       108,840(g)   320,101           --        320,101
  Retained
    earnings.........      23,766       (5,848)(d)        --           (120)(f)       (245)(g)    17,553     (8,314)(h)       9,239
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
    Total
      stockholders'
      equity.........     236,629       (5,848)           --           (120)      108,817      339,478       (8,314)       331,164
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
    Total liabilities
      and
      stockholders'
      equity.........  $1,087,692    $(157,379)     $160,551      $   2,800     $    (410)   $1,093,254  $   (2,639)    $1,090,615
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------
                       ----------  -------------   -----------   -----------   -----------   ----------  -----------   ------------

See accompanying Notes to Unaudited Consolidated Pro Forma Financial Statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        UNAUDITED CONSOLIDATED PRO FORMA
                  AND SUPPLEMENTAL PRO FORMA INCOME STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  SENIOR CREDIT
                                                   FACILITIES       AZERTY          NOTES
                                                   REFINANCING    ACQUISITION     OFFERING       OFFERING
                                       HISTORICAL  ADJUSTMENTS    ADJUSTMENTS    ADJUSTMENTS    ADJUSTMENTS    PRO FORMA
                                       ---------  -------------  -------------  -------------  -------------  -----------
INCOME STATEMENT DATA:
  Net sales..........................  $2,558,135  $      --      $ 355,423(l)   $      --       $      --     $2,913,558
  Cost of goods sold.................  2,112,204          --        323,160             --              --     2,435,364
                                       ---------  -------------  -------------  -------------  -------------  -----------
  Gross profit.......................    445,931          --         32,263(l)          --              --       478,194
  Operating expense:
  Warehousing, marketing and
    administrative expenses..........    311,002          --         22,599(m)          --              --       333,601
  Non-recurring charges..............     64,698          --             --             --              --        64,698
                                       ---------  -------------  -------------  -------------  -------------  -----------
  Total operating expenses...........    375,700          --         22,599             --              --       398,299
                                       ---------  -------------  -------------  -------------  -------------  -----------
  Income from operations.............     70,231          --          9,664             --              --        79,895
  Interest expenses..................     53,511     (15,872)(i)      8,775(n)       1,230(o)       (8,106)(p)     39,538
  Other expense......................         --       9,251(j)          --             --              --         9,251
                                       ---------  -------------  -------------  -------------  -------------  -----------
  Income before income taxes and
    extraordinary item...............     16,720       6,621            889         (1,230)          8,106        31,106
  Income taxes.......................      8,532       2,661(k)       1,055(k)        (494)(k)       3,259(k)     15,013
                                       ---------  -------------  -------------  -------------  -------------  -----------
  Income before extraordinary item...      8,188       3,960           (166)          (736)          4,847        16,093
  Extraordinary item--loss on early
    retirement of debt, net of tax
    benefit of $3,956................     (5,884)         --             --             --              --        (5,884)
                                       ---------  -------------  -------------  -------------  -------------  -----------
  Net income.........................      2,304       3,960           (166)          (736)          4,847        10,209
  Preferred stock dividends issued
    and accrued......................      1,528          --             --             --              --         1,528
                                       ---------  -------------  -------------  -------------  -------------  -----------
  Net income attributable to common
    stockholders.....................  $     776   $   3,960      $    (166)     $    (736)      $   4,847     $   8,681
                                       ---------  -------------  -------------  -------------  -------------  -----------
                                       ---------  -------------  -------------  -------------  -------------  -----------
Net income per common share--basic:
  Income before extraordinary item...  $    0.51                                                               $    0.96
  Extraordinary item.................      (0.45)                                                                  (0.39)
                                       ---------                                                              -----------
  Net income.........................  $    0.06                                                               $    0.57
                                       ---------                                                              -----------
                                       ---------                                                              -----------
  Weighted average shares (in
    thousands).......................     13,064                                                                  15,281
Net income per common share--
  assuming dilution:
  Income before extraordinary item...  $    0.43                                                                    0.84
  Extraordinary item.................      (0.38)                                                                  (0.34)
                                       ---------                                                              -----------
  Net income.........................  $    0.05                                                               $    0.50
                                       ---------                                                              -----------
                                       ---------                                                              -----------
Weighted average shares and assumed
  conversions (in thousands).........     15,380                                                                  17,358
OTHER DATA:
  EBITDA.............................  $  96,272                                                               $ 108,903
  EBITDA margin......................        3.8%                                                                    3.7%

OTHER DATA BEFORE CHARGES:
  Income from operations.............  $ 134,929                                                               $ 144,593
  Net income attributable to common
    stockholders.....................     45,364                                                                  53,254
  Net income per common share
    assuming dilution................       2.95                                                                    3.07
  EBITDA.............................    160,970                                                                 173,601
  EBITDA margin......................        6.3%                                                                    6.0%

                                          COMPUTER
                                          SERVICES          1997
                                          CONTRACT        FINANCING
                                          WRITE-OFF     TRANSACTIONS   SUPPLEMENTAL
                                         ADJUSTMENTS     ADJUSTMENTS    PRO FORMA
                                       ---------------  -------------  ------------
INCOME STATEMENT DATA:
  Net sales..........................     $      --      $      --      $2,913,558
  Cost of goods sold.................            --             --       2,435,364
                                            -------     -------------  ------------
  Gross profit.......................            --             --         478,194
  Operating expense:
  Warehousing, marketing and
    administrative expenses..........        (3,240)(q)       (708)(r)     329,653
  Non-recurring charges..............            --        (64,698)(r)          --
                                            -------     -------------  ------------
  Total operating expenses...........        (3,240)       (65,406)        329,653
                                            -------     -------------  ------------
  Income from operations.............         3,240         65,406         148,541
  Interest expenses..................            --         (5,096)(s)      34,442
  Other expense......................            --             --           9,251
                                            -------     -------------  ------------
  Income before income taxes and
    extraordinary item...............         3,240         70,502         104,848
  Income taxes.......................         1,302(k)      28,342(k)       44,657
                                            -------     -------------  ------------
  Income before extraordinary item...         1,938         42,160          60,191
  Extraordinary item--loss on early
    retirement of debt, net of tax
    benefit of $3,956................            --          5,884(t)           --
                                            -------     -------------  ------------
  Net income.........................         1,938         48,044          60,191
  Preferred stock dividends issued
    and accrued......................            --         (1,528)(u)          --
                                            -------     -------------  ------------
  Net income attributable to common
    stockholders.....................     $   1,938      $  49,572      $   60,191
                                            -------     -------------  ------------
                                            -------     -------------  ------------
Net income per common share--basic:
  Income before extraordinary item...                                   $     3.94
  Extraordinary item.................                                         0.00
                                                                       ------------
  Net income.........................                                   $     3.94
                                                                       ------------
                                                                       ------------
  Weighted average shares (in
    thousands).......................                                       15,281
Net income per common share--
  assuming dilution:
  Income before extraordinary item...                                   $     3.47
  Extraordinary item.................                                        (0.00)
                                                                       ------------
  Net income.........................                                   $     3.47
                                                                       ------------
                                                                       ------------
Weighted average shares and assumed
  conversions (in thousands).........                                       17,358
OTHER DATA:
  EBITDA.............................                                   $  177,549
  EBITDA margin......................                                          6.1%
OTHER DATA BEFORE CHARGES:
  Income from operations.............                                   $  148,541
  Net income attributable to common
    stockholders.....................                                       60,191
  Net income per common share
    assuming dilution................                                         3.47
  EBITDA.............................                                      177,549
  EBITDA margin......................                                          6.1%

See accompanying Notes to Unaudited Consolidated Pro Forma Financial Statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        UNAUDITED CONSOLIDATED PRO FORMA
                  AND SUPPLEMENTAL PRO FORMA INCOME STATEMENTS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           SENIOR CREDIT
                                                            FACILITIES       AZERTY         NOTES
                                                            REFINANCING    ACQUISITION    OFFERING      OFFERING
                                               HISTORICAL   ADJUSTMENTS    ADJUSTMENTS   ADJUSTMENTS   ADJUSTMENTS   PRO FORMA
                                               ----------  -------------   -----------   -----------   -----------   ----------
INCOME STATEMENT DATA:
  Net sales..................................  $  712,517    $     --       $ 99,801(l)    $   --        $    --     $  812,318
  Cost of goods sold.........................     589,455          --         91,996           --             --        681,451
                                               ----------  -------------   -----------   -----------   -----------   ----------
  Gross profit...............................     123,062          --          7,805(l)        --             --        130,867
  Operating expense:
  Warehousing, marketing and administrative        85,037
    expenses.................................                      --          5,791(m)        --             --         90,828
  Non-recurring charges......................          --          --             --           --             --             --
                                               ----------  -------------   -----------   -----------   -----------   ----------
  Total operating expenses...................      85,037          --          5,791           --             --         90,828
                                               ----------  -------------   -----------   -----------   -----------   ----------
  Income from operations.....................      38,025          --          2,014           --             --         40,039
  Interest expense...........................      11,826      (3,700)(i)      2,218(n)       287(o)      (2,054)(p)      8,577
  Other expense..............................          --       2,313             --           --             --          2,313
                                               ----------  -------------   -----------   -----------   -----------   ----------
  Income before income taxes and                   26,199
    extraordinary item.......................                   1,387           (204)        (287)         2,054         29,149
  Income taxes...............................      11,108         558(k)          95(k)      (115)(k)        826(k)      12,472
                                               ----------  -------------   -----------   -----------   -----------   ----------
  Income before extra item...................      15,091         829           (299)        (172)         1,228         16,677
  Extraordinary item.........................          --          --             --           --             --             --
                                               ----------  -------------   -----------   -----------   -----------   ----------
  Net income.................................      15,091         829           (299)        (172)         1,228         16,677
  Preferred dividends........................          --          --             --           --             --             --
                                               ----------  -------------   -----------   -----------   -----------   ----------
  Net income attributable to common            $   15,091
    stockholders.............................                $    829       $   (299)      $ (172)       $ 1,228     $   16,677
                                               ----------  -------------   -----------   -----------   -----------   ----------
                                               ----------  -------------   -----------   -----------   -----------   ----------
  Net income per common share--basic.........  $     0.94                                                            $     0.92
                                               ----------                                                            ----------
                                               ----------                                                            ----------
  Weighted average shares (in thousands).....      15,995                                                                18,212

  Net income per common share--assuming        $     0.88
    dilution.................................                                                                        $     0.88
                                               ----------                                                            ----------
                                               ----------                                                            ----------
  Weighted average shares and assumed              17,098
    conversions (in thousands)...............                                                                            18,980

                                                 COMPUTER
                                                 SERVICES
                                                 CONTRACT
                                                WRITE-OFF     SUPPLEMENTAL
                                               ADJUSTMENTS     PRO FORMA
                                               ------------   ------------
INCOME STATEMENT DATA:
  Net sales..................................    $    --       $  812,318
  Cost of goods sold.........................         --          681,451
                                               ------------   ------------
  Gross profit...............................         --          130,867
  Operating expense:
  Warehousing, marketing and administrative
    expenses.................................       (802)(q)       90,026
  Non-recurring charges......................         --               --
                                               ------------   ------------
  Total operating expenses...................       (802)          90,026
                                               ------------   ------------
  Income from operations.....................        802           40,841
  Interest expense...........................         --            8,577
  Other expense..............................         --            2,313
                                               ------------   ------------
  Income before income taxes and
    extraordinary item.......................        802           29,951
  Income taxes...............................        322(k)        12,794
                                               ------------   ------------
  Income before extra item...................        480           17,157
  Extraordinary item.........................         --               --
                                               ------------   ------------
  Net income.................................        480           17,157
  Preferred dividends........................         --               --
                                               ------------   ------------
  Net income attributable to common
    stockholders.............................    $   480       $   17,157
                                               ------------   ------------
                                               ------------   ------------
  Net income per common share--basic.........                  $     0.94
                                                              ------------
                                                              ------------
  Weighted average shares (in thousands).....                      18,212
  Net income per common share--assuming
    dilution.................................                  $     0.90
                                                              ------------
                                                              ------------
  Weighted average shares and assumed
    conversions (in thousands)...............                      18,980

See accompanying Notes to Unaudited Consolidated Pro Forma Financial Statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        NOTES TO UNAUDITED CONSOLIDATED
                         PRO FORMA FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

The pro forma financial statements have been prepared giving effect to the following:

(1) The offering price for the shares of Common Stock is assumed to be $62.75 per share.

(2) The New Credit Facilities and Receivables Securitization Program replaced all preexisting debt under the Existing Credit Agreement (which, as of December 31, 1997 and March 31, 1998, consisted of $148.8 million and $119.0 million of term loan facilities and $256.0 million and $224.0 million in a revolving credit facility, respectively). Accordingly, $9.3 million of unamortized financing fees as of March 31, 1998 related to the credit agreement governing the Existing Credit Facilities ($5.6 million net of tax benefit of $3.7 million) were expensed as an extraordinary charge due to the early retirement of such debt. As this extraordinary charge will be non-recurring it is not considered for pro forma income statement purposes. Proceeds from the receivables sold under the Receivables Securitization Program of approximately $150.0 million and will be used to reduce borrowings under the New Credit Facilities. The Company received approximately $160.0 million in proceeds from the sale of certain Eligible Receivables on April 3, 1998. These Unaudited Consolidated Pro Forma Financial Statements reflect $150.0 million in proceeds from the sale of certain Eligible Receivables under the Receivables Securitization Program as this amount was deemed to more fairly represent the average amount of receivables that would have been sold in 1997. The anticipated annual costs related to the sale of certain accounts receivable is estimated to be $9.3 million and is shown in other expense.

(3) The Tranche B Term Loan Facility ($100.0 million) and a portion of the Revolving Credit Facility under the New Credit Facilities ($15.1 million) were used to purchase the Azerty Business and pay approximately $1.0 million in acquisition fees and expenses.

(4) The total purchase price for the Azerty Business (including fees and expenses) was approximately $115.1 million and has been preliminarily allocated as follows:

Current assets....................................................  $  82,575
Property, plant and equipment.....................................      5,847
Goodwill..........................................................     72,129
Liabilities assumed...............................................    (45,444)
                                                                    ---------
  Total purchase price............................................  $ 115,107
                                                                    ---------
                                                                    ---------

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        NOTES TO UNAUDITED CONSOLIDATED
                 PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

(5) The operating results for the year ended December 31, 1997 and for the three months ended March 31, 1998 for the Azerty Business have been included as follows:

                                                                                    THREE
                                                                   YEAR ENDED   MONTHS ENDED
                                                                  DECEMBER 31,    MARCH 31,
                                                                      1997          1998
                                                                  ------------  -------------
Net sales.......................................................   $  355,423     $  99,801
Cost of goods sold..............................................      323,160        91,996
                                                                  ------------  -------------
  Gross Profit..................................................       32,263         7,805
Warehousing, marketing and administrative expenses(a)(b)........       22,599         5,791
                                                                  ------------  -------------
Earnings before interest and taxes..............................   $    9,664     $   2,014
                                                                  ------------  -------------
                                                                  ------------  -------------
------------------------

           (a) Includes $1.8 million of annual goodwill amortization based on $72.1 million of goodwill as computed above amortized over 40 years.

           (b) Excludes special bonuses paid by Abitibi-Consolidated Inc., amounting to approximately $3.5 million, to senior Azerty Business executives related to the Azerty Acquisition; such bonuses do not represent continuing obligations of the Azerty Business. Also excludes approximately $1.5 million of annual goodwill amortization related to the purchase cost paid by Abitibi-Consolidated, Inc. for the Azerty Business; such goodwill is eliminated under purchase accounting as applied to the Azerty Acquisition.

(6) Pro forma interest expense has been calculated based upon pro forma debt levels and the applicable interest rates. The Existing Credit Facilities' term loan facilities and revolving credit facility were assumed to bear interest at their respective current rates of 7.71% and 7.67%, respectively, for the year ended December 31, 1997 and 7.71% and 7.67%, respectively, for the three months ended March 31, 1998. The Revolving Credit Facility, the Tranche A Term Loan Facility and the Tranche B Term Loan Facility under the New Credit Facilities were assumed to bear interest at rates of 7.45%, 7.15% and 7.65%, respectively, for the year ended December 31, 1997 and 7.45%, 7.15% and 7.65%, respectively, for the three months ended March 31, 1998, based on current LIBOR/prime rates and spread terms. A variation of 0.125% in effective interest rates used for pro forma purposes has a $0.5 million impact for the year ended December 31, 1997 and a $0.1 million impact for the three months ended March 31, 1998 on pro forma interest expense.

(7) Income taxes have been provided for all adjustments at an assumed rate of 40.2%. Goodwill resulting from the Azerty Acquisition will not be tax deductible and as such is not tax affected.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        NOTES TO UNAUDITED CONSOLIDATED
                 PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

    The December 31, 1997 supplemental pro forma income statement reflecting the 1997 Financing Transactions and the Computer Services Contract Write-Off has been prepared giving effect to all the assumptions made in the pro forma income statement and the following:

(1) The Computer Services Contract Write-Off results in a $13.9 million non-recurring charge ($8.3 million net of tax benefit of $5.6 million) and $3.2 million in annual cost savings.

(2) The October Equity Offering and the resulting proceeds thereof were contributed to the Company and used to redeem $50.0 million of the Company's 12 3/4% Notes, pay the redemption premium of $6.4 million thereon, and pay down $15.5 million of indebtedness under the Existing Credit Facilities. The resulting extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) on early retirement of debt was eliminated for pro forma purposes.

(3) The October Equity Offering also resulted in the recognition of a pre-tax non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the vesting of the Merger Incentive Options and the Management Agreements Termination, respectively. These non-recurring charges have been eliminated for pro forma purposes. Approximately $0.7 million in management advisory service agreement fees were paid prior to the Management Agreements Termination. Accordingly, these fees which were charged to 1997 operating expenses have been eliminated for pro forma purposes.

(4) On September 2, 1997, United completed the redemption of all outstanding shares of its Series A and Series C Preferred Stock for an aggregate redemption price of approximately $21.3 million. Accordingly, the $1.5 million of Preferred Stock dividends issued and accrued for the year ended December 31, 1997 has been eliminated for pro forma purposes.

    The supplemental pro forma income statement for the three months ended March 31, 1998 has been prepared giving effect to all assumptions made in the pro forma income statement and the adjustment for the Computer Services Contract Write-Off described above. Approximately $2.6 million in prepaid expense related to the Computer Services Contract has been eliminated for supplemental pro forma balance sheet purposes and $2.6 million and $8.7 million of current and long-term payments have been added to current and long-term liabilities, respectively, as a result of the Computer Services Contract Write-Off.

    Pro forma adjustments have been made to the pro forma and supplemental pro forma balance sheets to reflect the following effects of the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering, the Offering, and the Computer Services Contract Write-off:

      (a)  Reflects the sale of accounts receivable related to the Receivables
           Securitization Program.

      (b)  Write-off of capitalized financing costs associated with the          $  (9,344)
           retirement of the Existing Credit Facilities' revolving credit facility, tranche A and tranche B term loans........................
           Capitalize financing costs related to the New Credit Facilities.....      2,400
                                                                                 ---------
                                                                                 $  (6,944)
                                                                                 ---------
                                                                                 ---------

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        NOTES TO UNAUDITED CONSOLIDATED
                 PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

    (c) Reflects retirement of debt under the Existing Credit Facilities and the issuance of new debt under the New Credit Facilities:

Retirement of existing tranche A term loan.......................  $ (18,337)
Retirement of existing tranche B term loan.......................       (667)
Tranche A Term Loan Facility.....................................     10,000
                                                                   ---------
  Adjustment to current maturities of long-term debt(1)..........  $  (9,004)
                                                                   ---------
                                                                   ---------
Retirement of existing tranche A term loan.......................  $ (58,345)
Retirement of existing tranche B term loan.......................    (41,675)
Retirement of existing revolving credit facility.................   (224,000)
Tranche A Term Loan Facility.....................................    140,000
Revolving Credit Facility........................................     45,424
                                                                   ---------
  Adjustment to long-term debt(1)................................  $(138,596)
                                                                   ---------
                                                                   ---------
------------------------

       (1) Totals $147.6 million and combined with the $2.4 million of financing costs related to the New Credit Facilities (see Note b) reflects the use of proceeds from the Receivables Securitization Program.

    (d) Adjustment to current income tax liability for the tax effect and to retained earnings for the net effect of the write-off of the capitalized financing costs and the initial costs related to the sale of certain accounts receivable.

    (e) Reflects the use of $100.0 million of the Tranche B Term Loan Facility and $15.1 million of the Revolving Credit Facility under the New Credit Facilities to purchase the Azerty Business. The Company has also assumed $0.4 million of debt from the Azerty Business. The assets and liabilities of the Azerty Business (including fees and expenses) are preliminarily allocated as follows:

Current assets....................................................  $  82,575
Property, plant and equipment.....................................      5,847
Goodwill..........................................................     72,129
Liabilities assumed...............................................    (45,444)
                                                                    ---------
  Purchase price..................................................  $ 115,107
                                                                    ---------
                                                                    ---------

    (f) Reflects net proceeds of $97.0 million from the Notes Offering ($100.0 million net of approximately $3.0 million in financing costs) plus an additional $3.0 million in borrowings under the Revolving Credit Facility used to pay down the indebtedness outstanding under the Tranche B Term Loan Facility, and as a result $0.2 million ($0.12 million net of tax benefit of $0.08 million) in financing fees associated with the Tranche B Term Loan Facility was expensed as an extraordinary loss due to the early retirement of debt (which loss is excluded for pro forma income statement purposes as it is non-recurring).

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        NOTES TO UNAUDITED CONSOLIDATED
                 PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

    (g) The pro forma adjustments related to the Offering consist of the following:

Adjustment to other assets:
  Write-off of capitalized financing costs associated with the
    reduction of the Tranche A Term Loan Facility................  $    (410)
                                                                   ---------
                                                                   ---------
Adjustments to accrued expenses:
  Tax benefit related to options exercised.......................  $  (6,229)
  Tax benefit related to write-off of capitalized financing costs associated with the reduction of the Tranche A Term Loan
    Facility.....................................................       (165)
  Employee withholding tax liability associated with options
    exercised....................................................     10,210
                                                                   ---------
Increase in accrued expenses.....................................  $   3,816
                                                                   ---------
                                                                   ---------
Adjustments to long-term obligations:
  Proceeds from the exercise of stock options....................  $  (7,898)
  Proceeds from the issuance of Common Stock by the Company in conjunction with the Offering (net of underwriting discounts
    and commissions and expenses)................................   (105,145)
                                                                   ---------
Decrease in long-term obligations................................  $(113,043)
                                                                   ---------
                                                                   ---------
Adjustments to stockholders' equity:
  Common Stock:
    Issuance of shares of Common Stock by the Company in
      conjunction with the Offering..............................  $     175
    Issuance of shares of Common Stock by the Company in
      conjunction with the exercise of stock options.............         47
                                                                   ---------
    Increase in Common Stock.....................................  $     222
                                                                   ---------
                                                                   ---------
  Capital in excess of par value:
    Issuance of shares of Common Stock by the Company in
      conjunction with the Offering (net of underwriting
      discounts and commissions and expenses)....................  $ 104,970
    Issuance of shares of Common Stock by the Company in
      conjunction with the exercise of stock options.............      3,870
                                                                   ---------
    Increase in capital in excess of par value...................  $ 108,840
                                                                   ---------
                                                                   ---------
  Retained earnings:
    Write-off of capitalized financing costs associated with the reduction of the Tranche A Term Loan Facility, net of tax
      benefit....................................................       (245)
                                                                   ---------
                                                                   ---------
Increase in stockholders' equity.................................  $ 108,817
                                                                   ---------
                                                                   ---------

    (h) The supplemental pro forma adjustments for the Computer Services Contract Write-Off consist of the following:

       (1) Reduction in other current assets of $2,639 reflecting the write-off of the prepaid expense related to the Computer Services Contract Write-Off.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        NOTES TO UNAUDITED CONSOLIDATED
                 PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

       (2) Increase in accrued expenses of $2,599 reflecting the current portion of the remaining payments on the Computer Services Contract.

       (3) Reduction in deferred income taxes of $5,589 reflecting the future tax benefit of the Computer Services Contract Write-Off.

       (4) Increase in long-term liabilities of $8,665 reflecting the long-term portion of the remaining payments on the Computer Services Contract.

       (5) Reduction in retained earnings of $8,314 reflecting the after tax impact of the Computer Services Contract Write-Off.

    Pro forma adjustments have been made to the pro forma and supplemental pro forma income statements to reflect the following effects of the Senior Credit Facilities Refinancing, the Azerty Acquisition, the Notes Offering, the Offering, the Computer Services Contract Write-Off and the 1997 Financing
Transactions:

    (i) The pro forma adjustments to interest expense related to the Senior Credit Facilities Refinancing consist of the following:

                                                                                         THREE
                                                                        YEAR ENDED   MONTHS ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1997          1998
                                                                       ------------  -------------
Elimination of interest related to Existing Credit Facilities:
  Revolving credit facility..........................................   $  (12,540)    $  (3,896)
  Tranche A term loan................................................       (9,412)       (1,812)
  Tranche B term loan................................................       (4,794)       (1,048)
  Elimination of amortization of deferred financing costs on retired
    debt.............................................................       (3,027)         (717)
                                                                       ------------  -------------
Decrease in interest expense.........................................      (29,773)       (7,473)
                                                                       ------------  -------------
Interest on new indebtedness (New Credit Facilities):
  Revolving Credit Facility..........................................        3,133           954
  Tranche A Term Loan Facility.......................................       10,368         2,719
  Amortization of deferred financing costs on the New Credit
    Facilities(1)....................................................          400           100
                                                                       ------------  -------------
  Increase in interest expense.......................................       13,901         3,773
                                                                       ------------  -------------
Net decrease in interest expense.....................................   $  (15,872)    $  (3,700)
                                                                       ------------  -------------
                                                                       ------------  -------------
------------------------

           (1) Debt issuance costs are amortized over the life of the related new debt, 6 years.

    (j) Reflects the costs related to the sale of certain accounts receivable under the Receivables Securitization Program.

    (k) Income taxes provided at a 40.2% effective rate.

    (l) Reflects the historical Azerty Business net sales and gross profit.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        NOTES TO UNAUDITED CONSOLIDATED
                 PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

    (m) Reflects the Azerty Business historical operating expenses for the year ended December 31, 1997, as adjusted (see page 32 note (5)), and the three months ended March 31, 1998 for the Azerty Business plus $1.8 million and $0.4 million, respectively, of goodwill amortization related to the Azerty Acquisition.

    (n) The pro forma adjustments to interest expense related to the Azerty Acquisition consist of the following:

                                                                                           THREE
                                                                        YEAR ENDED     MONTHS ENDED
                                                                       DECEMBER 31,      MARCH 31,
                                                                           1997            1998
                                                                       -------------  ---------------
Interest on new indebtedness (New Credit Facilities):
  Tranche B Term Loan Facility.......................................    $   7,650       $   1,938
  Revolving Credit Facility..........................................        1,125             280
                                                                            ------          ------
    Increase in interest expense.....................................    $   8,775       $   2,218
                                                                            ------          ------
                                                                            ------          ------

    (o) The pro forma adjustments to interest expense related to the Notes Offering consist of the following:

                                                                                         THREE
                                                                        YEAR ENDED   MONTHS ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1997          1998
                                                                       ------------  -------------
Elimination of interest related to New Credit Facilities:
  Tranche B Term Loan Facility.......................................   $   (7,650)    $  (1,938)
                                                                       ------------  -------------
Interest on new indebtedness (New Credit Facilities and the 8 3/8%
  Notes):
  Revolving Credit Facility..........................................          205            56
  Notes Offering.....................................................        8,375         2,094
  Amortization of deferred financing costs on 8 3/8% Notes(1)........          300            75
                                                                       ------------  -------------
  Increase in interest expense.......................................        8,880         2,225
                                                                       ------------  -------------
    Net increase in interest expense.................................   $    1,230     $     287
                                                                       ------------  -------------
                                                                       ------------  -------------
------------------------

           (1) Debt issuance costs are amortized over the life of the related new debt, 10 years.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                        NOTES TO UNAUDITED CONSOLIDATED
                 PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

    (p) The pro forma adjustments to interest expense related to the Offering consist of the following:

                                                                                         THREE
                                                                        YEAR ENDED   MONTHS ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1997          1998
                                                                       ------------  -------------
Elimination of interest expense related to the reduction of Tranche A
  Term Loan Facility with the proceeds from the Offering.............   $   (7,518)    $  (1,906)
Elimination of interest expense related to the reduction of the
  Revolving Credit Facility with the proceeds realized from the
  exercise of stock options..........................................         (588)         (148)
                                                                       ------------  -------------
Net decrease in interest expense.....................................   $   (8,106)    $  (2,054)
                                                                       ------------  -------------
                                                                       ------------  -------------

    Additional pro forma adjustments have been made in the supplemental pro forma income statement to give effect to the following:

    (q) Reflects the cost savings associated with the Computer Services Contract Write-Off.

    (r) In the fourth quarter of 1997, United recognized a non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the vesting of the Merger Incentive Options and the Management Agreements Termination, respectively. In addition, approximately $0.7 million in management advisory service fees were paid in 1997 prior to the Management Agreements Termination. These charges and expenses are excluded for pro forma income statement purposes as they are non-recurring.

    (s) The pro forma adjustments to interest expense related to the 1997 Financing Transactions consist of the following:

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                                      1997
                                                                                  ------------
Addition (Elimination) of interest related to:
  Existing Credit Facilities....................................................   $      701
  12 3/4% Notes.................................................................       (5,467)
  Elimination of amortization of deferred financing costs on retired debt.......         (330)
                                                                                  ------------
Decrease in interest expense....................................................   $   (5,096)
                                                                                  ------------
                                                                                  ------------

    (t) In the fourth quarter of 1997, United recorded an extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) related to early retirement of debt. This non-recurring charge is excluded for pro forma purposes.

    (u) On September 2, 1997, United completed the redemption of all outstanding shares of its Series A and Series C Preferred Stock for an aggregate redemption price of approximately $21.3 million. Accordingly, no Preferred Stock dividends would be paid or accrued on a pro forma basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes appearing elsewhere in this Prospectus.

    Certain information set forth in this discussion includes forward-looking statements regarding the Company's future results of operations. The Company is confident that its expectations are based on reasonable assumptions given its knowledge of its operations and business. However, there can be no assurance that the Company's actual results will not differ materially from its expectations. The matters referred to in forward-looking statements may be affected by the risks and uncertainties involved in the Company's business including, among others, competition with business products manufacturers and other wholesalers, consolidation of the business products industry, the ability to maintain gross profit margins, the ability to reduce operating expenses as a percent of net sales, changing end-user demands, changes in manufacturers' pricing, service interruptions and availability of liquidity and capital resources.

OVERVIEW

    On October 10, 1997, the Company completed the October Equity Offering. The shares of Common Stock sold by the Company in the October Equity Offering were priced at $38.00 per share, before underwriting discounts and a commission of $1.90 per share. The aggregate net proceeds from this October Equity Offering of $72.2 million (before deducting expenses) and proceeds of $0.1 million resulting from the conversion of 1,119,038 warrants into Common Stock were contributed to USSC and used to (i) redeem $50.0 million of 12 3/4% Notes and pay the redemption premium thereon of $6.4 million, (ii) pay fees related to the October Equity Offering, and (iii) reduce the indebtedness under the Existing Credit Facilities' term loan facilities by $15.5 million. The repayment of indebtedness resulted in an extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) and caused a permanent reduction of the amount borrowable under the Existing Credit Facilities.

    On March 30, 1995, Associated merged with and into United. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the results of operations for the year ended December 31, 1995 reflect the financial information of Associated only for the three months ended March 30, 1995 and the results of the Company for the nine months ended December 31, 1995. As a result of the Merger, the results of operations of the Company for the year ended December 31, 1995 are not comparable to those of previous and subsequent periods.

    To facilitate a meaningful comparison of the years ended December 31, 1996 and 1995, a supplemental discussion and analysis is included and based on the supplemental pro forma results of operations for the Company for the year ended December 31, 1995. The supplemental pro forma results of operations do not purport to be indicative of the results that would have been obtained had such transactions been completed for the periods presented or that may be obtained in the future.

GENERAL INFORMATION

    EMPLOYEE STOCK OPTIONS. The Company's Management Equity Plan allows the Board of Directors of the Company to designate, and the directors have designated the Performance Incentive Compensation Committee as the option committee to administer the Management Equity Plan. The Management Equity Plan provides for the issuance of options to purchase shares of Common Stock to key officers and management employees of the Company, either as incentive stock options or as non-qualified stock options.

    Effective November 1997, the Company's stockholders approved an amendment to the Management Equity Plan which provided for the issuance of approximately 1.5 million additional options to key management employees and directors of the Company. During 1997, approximately
0.3 million options were granted to management employees and directors at fair market value. In 1998 to date, the Company has granted 460,075 options to management employees and directors at fair market value.

    In September 1995, the Company's Board of Directors approved an amendment to the Plan which provided for the issuance of Merger Incentive Options to key management employees of the Company exercisable for up to 2.2 million additional shares of its Common Stock. Subsequently, approximately 2.2 million options were granted during 1995 and 1996 to management employees. Some of the options were granted at an option price below market value and the option price of certain options increased by $0.625 on a quarterly basis from April 1, 1996 through October 1, 1997.

    These Merger Incentive Options were granted in order to provide incentives to management with respect to the successful development of ASI and the integration of ASI with the Company. All Merger Incentive Options were vested and became exercisable with the completion of the October Equity Offering in October 1997. All Common Stock issued upon the exercise of Merger Incentive Options is subject to a six month holding period which expired on April 10, 1998. In the fourth quarter of 1997, the Company was required to recognize compensation expense based upon the difference between the fair market value of the Common Stock and the exercise prices of Merger Incentive Options. Based on the closing stock price on October 10, 1997 of $39.125 and options outstanding as of October 10, 1997, the Company recognized a non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million).

    RESTRUCTURING CHARGE. The historical results for the twelve months ended December 31, 1995 include a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million). The restructuring charge included severance costs totaling $1.8 million. The Company's Merger consolidation plan specified that 330 distribution, sales and corporate positions, 180 of which related to pre-Merger Associated, were to be eliminated substantially within one year following the Merger. The Company achieved its target, with the related termination costs of approximately $1.8 million charged against the reserve. The restructuring charge also included distribution center closing costs totaling $6.7 million and stockkeeping unit reduction costs totaling $1.3 million. The consolidation plan called for the closing of eight redundant distribution centers, six of which related to pre-Merger Associated, and the elimination of overlapping inventory items from the Company's catalogs substantially within the one-year period following the Merger. Estimated distribution center closing costs included (i) the net occupancy costs of leased facilities after they are vacated until expiration of leases and (ii) the losses on the sale of owned facilities and the facilities' furniture, fixtures, and equipment. Estimated stockkeeping unit reduction costs included losses on the sale of inventory items which have been discontinued solely as a result of the Merger. As of December 31, 1997, five of the six redundant pre-Merger Associated distribution centers had been closed with $5.5 million charged against the reserve and $2.0 million related to stockkeeping unit reduction costs had also been charged against the reserve. As of December 31, 1997, the Company's consolidation plan had been substantially completed. Seven of the eight redundant distribution centers had been closed. Management believes the restructuring reserve balance at December 31, 1997 of $0.3 million is adequate to cover the remaining estimated expenditures related to Merger integration and transition costs. See Note 5 to the Consolidated Financial Statements of the Company included elsewhere herein.

ACTUAL AND SUPPLEMENTAL PRO FORMA RESULTS OF OPERATIONS

    The following table of summary actual and supplemental pro forma results of operations (see Note 5 to the Consolidated Financial Statements of the Company included elsewhere herein) is intended for informational purposes only and is not necessarily indicative of either financial position or results of operations in the future, or that would have occurred had the events described in the second paragraph under "--Overview" occurred on January 1, 1995. The following information should be read in conjunction with, and is qualified in its entirety by, the historical Consolidated Financial Statements of the Company, including the related notes thereto, included elsewhere herein.

                                                 YEARS ENDED DECEMBER 31,                       THREE MONTHS ENDED MARCH 31,
                             ----------------------------------------------------------------  -------------------------------
                                 SUPPLEMENTAL
                                  PRO FORMA
                                     1995                  1996                  1997                  1997            1998
                             --------------------  --------------------  --------------------  --------------------  ---------
                                                                  (DOLLARS IN THOUSANDS)
Net sales..................  $2,201,860     100.0% $2,298,170     100.0% $2,558,135     100.0% $ 635,021      100.0% $ 712,517
Gross profit...............    381,270       17.3    390,961       17.0    445,931       17.4    108,742       17.1    123,062
Operating expenses.........    299,861       13.6    277,957       12.1    311,002       12.2     76,704       12.1     85,037
Non-recurring charges......         --         --         --         --     64,698        2.5     --         --         --
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations.....  $  81,409        3.7% $ 113,004        4.9% $  70,231        2.7% $  32,038        5.0% $  38,025
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


Net sales..................      100.0%
Gross profit...............       17.2
Operating expenses.........       11.9
Non-recurring charges......     --
                             ---------
Income from operations.....        5.3%
                             ---------
                             ---------

COMPARISON OF ACTUAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

    NET SALES. Net sales were $712.5 million in the first quarter of 1998, a 12.2% increase over net sales of $635.0 million in the first quarter of 1997. However, the first quarter of 1998 benefited from the timing of the Easter holiday that occurred in the first quarter of 1997. Excluding this effect, sales would have increased approximately 11%. The Company experienced sales strength in all geographic regions and across all product categories.

    GROSS PROFIT. Gross profit as a percent of net sales of 17.2% in the first quarter of 1998 was up from 17.1% in the comparable period of 1997.

    OPERATING EXPENSES. Operating expenses as a percent of net sales decreased to 11.9% in the first quarter of 1998 from 12.1% in the first quarter of 1997. The reduction in operating expenses as a percent of net sales is primarily due to the leveraging of fixed expenses on a higher sales base.

    INCOME FROM OPERATIONS. Income from operations as a percent of net sales increased to 5.3% in the first quarter of 1998 from 5.0% in the first quarter of 1997.

    INTEREST EXPENSE. Interest expense as a percent of net sales was 1.7% in the first quarter of 1998, compared with 2.3% in the comparable period in 1997. In addition to the impact of leveraging such expense against a higher sales base, this reduction also reflects the prepayment of $50.0 million of the 12 3/4% Notes and $15.5 million of term loans during the fourth quarter of 1997 with a portion of the proceeds from the October Equity Offering.

    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM. Income before income taxes as a percent of net sales was 3.6% in the first quarter of 1998, compared with 2.7% in the first quarter of 1997.

    NET INCOME. Net income before preferred stock dividends was $15.1 million in the first quarter of 1998, compared with $10.0 million in the first quarter of 1997.

COMPARISON OF ACTUAL RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

    NET SALES. Net sales increased 11.8%, on equivalent workdays, to $2.6 billion for 1997 compared with $2.3 billion for 1996. This increase represents strength in all geographic regions. Also, the Company's janitorial and sanitation products, office furniture and traditional office supplies experienced strong growth throughout the year.

    Net sales for 1997 include ten months of incremental sales related to the October 1996 acquisition of Lagasse. Excluding the Lagasse acquisition, sales growth for 1997 was 8.8%.

    GROSS PROFIT. Gross profit as a percent of net sales increased to 17.4% in 1997 from 17.0% in 1996. This increase reflects higher vendor rebates obtained by meeting higher purchase volume hurdles. In addition, the Company continued to see a shift in product mix toward higher margin items. Lower margin computer hardware declined as a percent of total sales.

    OPERATING EXPENSES. Operating expenses as a percent of net sales, before non-recurring charges, remained nearly flat at 12.2% in 1997 compared with 12.1% in 1996. Non-recurring charges recorded in the fourth quarter of 1997 were $59.4 million (non-cash) and $5.3 million (cash) related to the vesting of the Merger Incentive Options and the Management Agreements Termination, respectively. During 1997, the Company accelerated certain discretionary expenditures that represent investments in the future, specifically, preparation for the Year 2000 computer system issues and investments related to strategic planning. In addition, the Company continues to improve warehouse and systems efficiencies to produce high levels of customer and consumer satisfaction. Operating expenses as a percent of net sales, including the aforementioned non-recurring charges, was 14.7% in 1997.

    INCOME FROM OPERATIONS. Income from operations as a percent of net sales, before non-recurring charges, increased to 5.2% from 4.9% in 1996. Including non-recurring charges, income from operations as a percent of net sales was 2.7% in 1997.

    INTEREST EXPENSE. Interest expense as a percent of net sales was 2.1% compared with 2.5% in 1996. This reduction reflects the continued leveraging of fixed interest costs against higher sales.

    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM. Income before income taxes and extraordinary item as a percent of net sales, excluding the impact of non-recurring charges, increased to 3.1% from 2.4% in 1996. Including non-recurring charges, income before income taxes and extraordinary item as a percent of net sales was 0.6% in 1997.

    NET INCOME. Net income in 1997 includes an extraordinary item, loss on the early retirement of debt of $9.8 million ($5.9 million net of tax benefit of $3.9 million) or .2% of net sales. Net income as a percent of net sales, excluding the impact of non-recurring charges and early retirement of debt, increased to 1.8% in 1997 from 1.4% in 1996. Including non-recurring charges and extraordinary item, net income as a percent of net sales was 0.1% in 1997.

    FOURTH QUARTER RESULTS. Certain expense and cost of sale estimates are recorded throughout the year including inventory shrinkage, required LIFO reserve, manufacturers' allowances, advertising costs and various expense items. During the fourth quarter of 1997, the Company recorded a favorable net income adjustment of approximately $2.9 million relating to the refinement of estimates recorded in the prior three quarters.

    In the fourth quarter of 1997, United recognized the following charges (i) pre-tax non-recurring charges of $59.4 million (non-cash) and $5.3 million
(cash) related to the vesting of the Merger Incentive Options and the Management Agreements Termination (see Notes 10 and 13 to the Consolidated Financial Statements of the Company included elsewhere herein), respectively, and (ii) an extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) related to the early retirement of debt (see Note 6 to the Consolidated Financial Statements of the Company included elsewhere herein).

COMPARISON OF ACTUAL RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

    NET SALES. Net sales increased 31.2% to $2.3 billion for 1996 from $1.8 billion for 1995. This increase was primarily the result of the Merger for a full twelve months in 1996. Sales in 1995 include only nine months of the Company's sales.

    GROSS PROFIT. Gross profit as a percent of net sales declined to 17.0% in 1996 from 17.4% in 1995. This decrease reflected a shift in product mix, the continuing consolidation of the Company's dealer base and deflation across the Company's product mix.

    OPERATING EXPENSES. Operating expenses decreased as a percent of net sales to 12.1% in 1996, compared with 14.1% in 1995. The results for 1995 include the impact of a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million). The decline in the operating expense ratio before the restructuring charge (12.1% in 1996 versus 13.5% in 1995) was primarily due to the realization of merger synergies, cost containment, productivity improvements and leveraging of fixed expenses.

    INCOME FROM OPERATIONS. Income from operations as a percent of net sales increased to 4.9% in 1996 from 3.3% in 1995.

    INTEREST EXPENSE. Interest expense as a percent of net sales was 2.5% in 1996, compared with 2.6% in 1995. This reduction reflects the leveraging of fixed interest costs against higher sales, partially offset by funding required to acquire Lagasse (see Note 1 to the Consolidated Financial Statements of the Company, included elsewhere herein).

    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM. Income before income taxes and extraordinary item as a percent of net sales increased to 2.4% in 1996 from 0.7% in 1995.

    NET INCOME. Net income as a percent of net sales increased to 1.4% in 1996 from 0.3% in 1995 resulting from the aforementioned reasons. Net income in 1995 includes an extraordinary item, loss on the early retirement of debt related to the Merger of $2.4 million ($1.4 million net of tax benefit of $1.0 million) or 0.1% of net sales.

    FOURTH QUARTER RESULTS. Certain expense and cost of sale estimates are recorded throughout the year including inventory shrinkage, required LIFO reserve, manufacturers' allowances, advertising costs and various expense items. During the fourth quarter of 1996, the Company recorded approximately $3.0 million of additional net income relating to the refinement of estimates recorded in the prior three quarters.

COMPARISON OF ACTUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 1996 AND
  SUPPLEMENTAL PRO FORMA RESULTS FOR THE YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales increased 4.4% to $2.3 billion for 1996 from $2.2 billion for 1995. This increase is primarily the result of higher unit sales in all product categories. In addition, the Micro United division continued to report strong growth resulting from the underlying strength in the marketplace. The Company's year-long focus on improving the consistency and reliability of its service led to increased sales and higher customer and consumer satisfaction.

    GROSS PROFIT. Gross profit as a percent of net sales declined to 17.0% in 1996 from 17.3% in 1995. This decrease reflected a shift in product mix, the continuing consolidation of the Company's dealer base and deflation across the Company's product mix.

    OPERATING EXPENSES. Operating expenses decreased as a percent of net sales to 12.1% in 1996, compared with 13.6% in 1995. This decrease is primarily due to the realization of merger synergies, cost containment, productivity improvements and leveraging of fixed expenses.

    INCOME FROM OPERATIONS. Income from operations as a percent of net sales increased to 4.9% in 1996 from 3.7% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 31, 1998, the credit facilities under the Amended and Restated Credit Agreement (the "Credit Agreement") consisted of $119.0 million of term loan borrowings (the "Term Loan Facilities"), and $224.0 million of borrowings under a $325.0 revolving loan facility under the Existing Credit Facilities. In addition, the Company has $100.0 million of 12 3/4% Notes due 2005, $29.8 million of industrial revenue bonds and a $2.0 million mortgage.

    The term loan facilities under the Existing Credit Facilities consisted of a $76.7 million tranche A term loan facility and a $42.3 million tranche B term loan facility. On March 31, 1998, principal payments of $15.8 million and $8.7 million were paid from Excess Cash Flow (as defined in the Credit Agreement) for the tranche A and tranche B facilities, respectively.

    The Credit Agreement contained representations and warranties, affirmative and negative covenants and events of default customary for financings of this type. As of March 31, 1998, the Company was in compliance with all covenants contained in the Credit Agreement.

    Management believes that the Company's cash on hand, anticipated funds generated from operations and available borrowings under the New Credit Facilities (as defined), will be sufficient to meet the short-term (less than twelve months) and long-term operating and capital needs of the Company as well as to service its debt in accordance with its terms. There is, however, no assurance that this will be accomplished.

    United is a holding company, and, as a result, its primary source of funds is cash generated from operating activities of its operating subsidiary, USSC, and bank borrowings by USSC. The New Credit Agreement, the 8 3/8% Notes Indenture and the 12 3/4% Notes Indenture contain restrictions on the ability of USSC to transfer cash to United.

    The statements of cash flows for the Company for the periods indicated is summarized below:

                                                                      THREE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,           MARCH 31,
                                    -------------------------------  --------------------
                                      1995       1996       1997       1997       1998
                                    ---------  ---------  ---------  ---------  ---------
                                                   (DOLLARS IN THOUSANDS)
Net cash provided by operating
  activities......................  $  26,329  $   1,609  $  41,768  $  48,928  $  67,500
Net cash used in investing
  activities......................   (266,291)   (49,871)   (12,991)    (1,612)    (3,975)
Net cash provided by (used in)
  financing activities............    249,773     47,221    (27,029)   (40,351)   (64,388)

COMPARISON OF ACTUAL CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND
  1997

    Net cash provided by operating activities during the first three months of 1998 increased to $67.5 million from $48.9 million in the comparable prior-year period. This increase was due to higher net income, a decrease in accounts receivable and a decrease in inventory, partially offset by a decrease in accrued liabilities.

    Net cash used in investing activities during the first three months of 1998 was $4.0 million compared with $1.6 million used in the first three months of 1997. The increase in cash used was due solely to an increase in capital investments during 1998.

    Net cash used in financing activities during the first three months of 1998 was $64.4 million compared with $40.4 million for the first three months of 1997. This increase was due primarily to the reduction of debt due to lower working capital requirements.

COMPARISON OF ACTUAL CASH FLOWS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 AND
  1996

    Net cash provided by operating activities for 1997 increased to $41.8 million from $1.6 million in 1996. This change was due to slower inventory growth of $23.0 million, higher net income (before non-recurring charge) and an increase in accrued liabilities of $35.2 million partially offset by a $21.4 million decline in deferred tax expense and a $38.0 million decline in accounts payable. Net cash provided by operating activities for 1996 declined to $1.6 million from $26.3 million in 1995. This reduction was due to an increased investment in inventory and a decrease in accrued liabilities offset by higher net income and an increase in accounts payable.

    Net cash used in investing activities during 1997 was $13.0 million compared with $49.9 million in 1996. The decrease was due to the acquisition of Lagasse on October 31, 1996 offset by the collection of $11.1 million in 1996 from the successful sale of closed facilities and related equipment. The decrease in net cash used in investing activities of $49.9 million in 1996 from $266.3 million in 1995 was primarily the result of the Merger.

    Net cash used in financing activities in 1997 was $27.0 million compared with net cash provided of $47.2 million in 1996. The decrease was due to a $50.0 million partial redemption of the 12 3/4% Notes, a reduction of indebtedness under the term loan facilities related to the Existing Credit Facilities of $15.5 million, redemption of Series A and Series C Preferred Stock of $21.2 million and a $8.5 million payment related to employee income tax withholding for stock option exercises offset by proceeds of $72.2 million (before deducting expenses) related to the issuance of 2.0 million shares of Common Stock in the October Equity Offering and additional borrowings under the revolver of $49.0 million during 1997 compared with additional borrowings of $22.0 million in 1996. Net cash provided by financing activities in 1996 was $47.2 million compared with $249.8 million in 1995. The decrease was due to the financing of the Merger in 1995 offset by additional borrowings to finance the purchase of Lagasse.

NEW CREDIT FACILITIES

    On April 3, 1998, USSC entered into the New Credit Agreement with United as guarantor, The Chase Manhattan Bank, as agent, and a group of banks and financial institutions (including Chase, the "Senior Lenders"). The following is a summary of the principal terms of the New Credit Agreement which summary does not purport to be complete and is subject, and is qualified in its entirety by reference, to all the provisions of the New Credit Agreement, as it may be further amended from time to time, a copy of which is available upon request to the Company.

    The New Credit Agreement provides for the funding of the Azerty Acquisition, the refinancing of certain existing indebtedness and for other general corporate purposes of the Company and its subsidiaries. The New Credit Facilities under the New Credit Agreement consist of $150.0 million of borrowings pursuant to the Tranche A Term Loan Facility and commitments of up to $250.0 million of revolving loan borrowings pursuant to the Revolving Credit Facility (including a sublimit of $90.0 million under the Revolving Credit Facility for letters of credit). A portion of the Revolving Credit Facility is allocated for swingline loans. The New Credit Facilities also included borrowings of $100.0 million under the Tranche B Term Loan Facility. A substantial portion of the Tranche B Term Loan Facility was repaid with the net proceeds from the Notes Offering. The remainder of the Tranche B Term Loan Facility was permanently repaid with proceeds from the sale of certain receivables under the Receivables Securitization Program.

    The loans under the Tranche A Term Loan Facility and the Revolving Credit Facility generally bear interest as determined within a set range with the rate based on the ratio of total debt (which excludes the face amount of any undrawn letters of credit) of United and its subsidiaries to EBITDA (as defined in the New Credit Agreement). The Tranche A Term Loan Facility and the Revolving Credit Facility bear interest, at the option of the Company and based upon financial performance, at the base rate (i.e., the higher of the prime rate or federal funds plus 0.50%) plus 0% to 0.75% or London Interbank Offered Rate ("LIBOR") plus 1.00% to 2.00%.

    As of the date of this filing, the outstanding principal balance of the Tranche A Term Loan Facility consists of $150.0 million and matures on or about March 31, 2004, and no amount of the Tranche B Term Loan Facility remained outstanding, which had been scheduled to mature on or about December 31, 2004. The term loans under the Tranche A Term Loan Facility are repayable in consecutive quarterly installments commencing on or about June 30, 1998, the first four of which are each in the amount of $2.5 million, the next four of which are each in the amount of $3.75 million, the next four of which are each in the amount of $6.25 million, the next four of which are each in the amount of $7.5 million and the last eight of which are each in the amount of $8.75 million.

    Loans under the Tranche A Term Loan Facility and the Revolving Credit Facility may be prepaid at any time, and are subject to certain mandatory prepayments out of (i) net proceeds received from the issuance of equity by United or any of its subsidiaries subject to certain exceptions provided in the New Credit Agreement, (ii) net proceeds from certain asset sales in excess of $15.0 million, (iii) 50% of the Company's Excess Cash Flow (as defined in the New Credit Agreement) for any fiscal year (commencing with the fiscal year ending December 31, 1998), but only if the Debt to Cash Flow Ratio (as defined in the New Credit Agreement) as of the last day of the fiscal year is greater than 3.75 to 1, (iv) net proceeds received from casualty events subject to certain exceptions provided within the New Credit Agreement and (v) net proceeds received from certain debt issuances. Prepayments under the Tranche A Term Loan Facility will be applied pro rata to the remaining installments due under the Tranche A Term Loan Facility and, next, to the permanent reduction of commitments (and the payment of loans outstanding) under the Revolving Credit Facility. Net proceeds of this Offering will be used to repay a portion of the indebtedness under the Tranche A Term Loan Facility. See "Use of Proceeds."

    The Tranche A Term Loan Facility and the Revolving Credit Facility are guaranteed, on a joint and several basis, by the Company and all of the direct and indirect domestic subsidiaries of USSC.

    The Tranche A Term Loan Facility and the Revolving Credit Facility are secured by perfected first priority pledges of the stock of the Company, all of the stock of the domestic direct and indirect subsidiaries of the Company and certain of the stock of all of the foreign direct and indirect subsidiaries (other than the Receivables Company) of the Company and security interests in, and liens upon, certain accounts receivable, inventory, contract rights and other personal and certain real property of the Company and its domestic subsidiaries. The New Credit Agreement provides for the complete release, upon request by the Company, of the liens upon achievement of an investment grade rating for the unsecured long-term debt of United or the Company for any quarter, and a partial release in the event the Leverage Ratio (as defined in the New Credit Agreement) may request that the security interests be regranted if the Leverage Ratio for any subsequent quarter exceeds 3 to 1. The Majority Lenders (as defined in the New Credit Agreement) may request that the security interests be regranted if the Leverage Ratio for any subsequent quarter exceeds 3 to 1. In addition, the New Credit Agreement permits the release of the Senior Lenders' lien in connection with the sale of specified receivables under the Receivables Securitization Program.

    The New Credit Agreement contains certain restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets, incur indebtedness or liens, pay dividends or make other payments in respect of capital stock or subordinated indebtedness, make investments or other acquisitions, engage in mergers or consolidations, engage in transactions with affiliates, and engage in any business other than specified businesses. In addition, the New Credit Agreement requires the Company to comply with certain financial ratios and tests, including ratios of total debt to EBITDA, cash flow to fixed charges, and EBITDA to interest expense, and a minimum net worth test.

12 3/4% NOTES

    The 12 3/4% Notes were originally issued on May 3, 1995 pursuant to the 12 3/4% Notes Indenture. As of the date hereof, the aggregate outstanding principal amount of the 12 3/4% Notes was $100.0 million. The 12 3/4% Notes are unsecured senior subordinated obligations of USSC, and payment of the 12 3/4% Notes is fully and unconditionally guaranteed by the Company and USSC's domestic "restricted" subsidiaries on a senior subordinated basis. The 12 3/4% Notes mature on May 1, 2005, and bear interest at the rate of 12 3/4% per annum, payable semi-annually on May 1 and November 1 of each year.

    The 12 3/4% Notes Indenture governing the 12 3/4% Notes contains certain covenants, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the existence of liens, disposition of proceeds of asset sales, the making of guarantees by restricted subsidiaries, transfer and issuances of stock of subsidiaries, the imposition of certain payment restrictions on restricted subsidiaries and certain mergers and sales of assets. See "Description of Certain Indebtedness--12 3/4% Notes."

8 3/8% NOTES

    The 8 3/8% Notes were issued on April 15, 1998 pursuant to the 8 3/8% Notes Indenture. As of the date hereof, the aggregate outstanding principal amount of 8 3/8% Notes was $100.0 million. The 8 3/8% Notes are unsecured senior subordinated obligations of USSC, and payment of the 8 3/8% Notes is fully and unconditionally guaranteed by the Company and USSC's domestic subsidiaries that incur Indebtedness (as defined in the 8 3/8% Notes Indenture) on a senior subordinated basis. The 8 3/8% Notes mature on April 15, 2008, and bear interest at the rate of 8 3/8% per annum, payable semi-annually on April 15 and October 15 of each year.

    The 8 3/8% Notes Indenture governing the 8 3/8% Notes contains certain covenants, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the existence of liens, disposition of proceeds of asset sales, the making of guarantees by restricted subsidiaries, transfer and issuances of stock of subsidiaries, the imposition of certain payment restrictions on restricted subsidiaries and certain mergers and sales of assets. In addition, the 8 3/8% Notes Indenture provides for the issuance thereunder of up to $100.0 million aggregate principal amount of additional 8 3/8% Notes having substantially identical terms and conditions to the 8 3/8% Notes, subject to compliance with the covenants contained in the 8 3/8% Notes Indenture, including compliance with the restrictions contained in the 8 3/8% Notes Indenture relating to incurrence of indebtedness. See "Description of Certain Indebtedness--8 3/8% Notes."

RECEIVABLES SECURITIZATION PROGRAM

    On April 3, 1998, in connection with the refinancing of its Existing Credit Facilities, the Company entered into the $163.0 million 364-day Receivables Securitization Program pursuant to which the Company sells its Eligible Receivables (except for certain excluded receivables, which initially includes all receivables from the Azerty Business and Lagasse) to the Receivables Company, a wholly-owned offshore, bankruptcy-remote special purpose limited liability company. The Receivables Company then transfers the Eligible Receivables to a third-party, multi-seller asset-backed commercial paper program existing solely for the purpose of issuing commercial paper rated A-1/P-1 or higher. The sale of trade receivables includes not only those Eligible Receivables that were existing on the closing date of the Receivables Securitization Program, but also Eligible Receivables created thereafter. The Company received approximately $160.0 million in proceeds from the initial sale of Eligible Receivables on April 3, 1998.

    The Chase Manhattan Bank acts as funding agent and, together with other commercial banks rated at least A-1/P-1, provides standby liquidity funding to support the purchase of the receivables by the Receivables Company. The proceeds from the Receivables Securitization Program were used to reduce borrowings under the Company's Revolving Credit Facility. The Receivables Company retains an interest in the Eligible Receivables transferred to the third party. The Receivables Securitization Program carries an effective interest rate of LIBOR plus 0.37%. As a result of the Receivables Securitization Program, actual balance sheet assets of the Company as of March 31, 1998 of approximately $160.0 million, consisting of accounts receivable, have been sold to the Receivables Company and do not secure the Company's obligations under the New Credit Facilities.

INFLATION/DEFLATION AND CHANGING PRICES

    Inflation can have an impact on the Company's earnings. During inflationary times, the Company generally seeks to increase prices to its customers creating incremental gross profit resulting from the sale of inventory purchased at lower prices. Alternatively, significant deflation may adversely affect the Company's profitability.

YEAR 2000 MODIFICATIONS

    The Company recognizes the potential business impacts related to the Year 2000 computer system issue. The issue is one where computer systems may recognize the designation "00" as 1900 when it means 2000, resulting in system failure or miscalculations. The Company began to address the Year 2000 issue in 1996, and continues to implement measures to ensure its business operations are not disrupted. The Company's plan requires that all modifications necessary to make its computer systems Year 2000 compliant must be completed during 1999. In 1997, the Company incurred approximately $1.4 million of expenses related to this issue and expects to incur an additional $2.6 million to $3.3 million of such expenses over the next two years. For the three months ended March 31, 1998, the Company incurred $0.3 million of such expenses.

SEASONALITY

    Although the Company's sales are generally level throughout the year, the Company's sales vary to the extent of seasonal differences in the buying patterns of end-users who purchase office products. In particular, the Company's sales are generally higher than average during January when many businesses begin operating under new annual budgets.

    The Company experiences seasonality in terms of its working capital needs, with highest requirements in December through February reflecting a build up in inventory prior to and during the peak sales period. The Company believes that its current availability under the Revolving Credit Facility is sufficient to satisfy such seasonal capital needs for the foreseeable future. See "--Liquidity and Capital Resources."

                                    BUSINESS

OVERVIEW

    United Stationers is the largest broad line wholesale distributor of business products in North America, with annual sales of more than twice its next largest competitor. The Company offers more than 35,000 SKUs, including traditional office products, office furniture, information technology products, facilities management supplies and janitorial and sanitation supplies. The Company's customer base is comprised of more than 20,000 reseller customers, including office products dealers, office furniture dealers, office products superstores, mass merchandisers, information technology resellers, mail order companies, and sanitary supply distributors. United Stationers serves its customers through integrated nationwide networks of 41 business products distribution centers, 18 janitorial and sanitation distribution centers and five information technology products distribution centers. In addition to its broad product offering, the Company provides value-added marketing and logistics services to both manufacturers and resellers. For the year ended December 31, 1997, the Company's net sales and operating income were $2.6 billion and $70.2 million (after non-recurring charges of $64.7 million), respectively, and the Company's supplemental pro forma net sales and operating income were $2.9 billion and $148.5 million, respectively.

THE BUSINESS PRODUCTS INDUSTRY

    The Company operates in a large and fragmented industry (with sales of more than $120 billion in manufacturers' shipments in 1996 based on independent industry sources) that has been experiencing consolidation. The business products industry consists of several different channels by which business products are distributed from the manufacturer to the end user, including resellers buying through wholesalers and resellers purchasing directly from manufacturers. Consolidation has occurred in recent years throughout all levels of the business products industry. As a result of this consolidation, the distinct boundaries that once clearly defined distribution channels have become blurred. Over the last decade, office products superstores (which largely buy directly from manufacturers) have entered virtually every major metropolitan market. Despite the industry consolidation, no single reseller accounted for more than 6% of the Company's pro forma net sales in 1997. The business products industry consists principally of wholesalers, business products dealers (including commercial, contract and retail), office products superstores, computer resellers, office furniture dealers, sanitary supply distributors, mail order companies and mass merchandisers, each as described in greater detail below:

    BUSINESS PRODUCTS WHOLESALERS. The wholesale segment of the business products industry consists of national, specialty and regional wholesalers. The Company competes with one other national business products wholesaler on the basis of breadth and depth of product offering, price and the provision of extensive marketing and distribution services for their reseller customers. Specialty office products wholesalers focus on limited product lines such as computer supplies, legal supplies, writing instruments, office furniture and facilities management supplies. Regional office products wholesalers generally offer a broad range of office products and marketing services on a smaller and more limited scale and within a much more limited geographic area than national office products wholesalers.

    BUSINESS PRODUCTS DEALERS. Business products dealers include commercial dealers, contract stationers (e.g., Boise Cascade Office Products, BT Office Products International, Corporate Express, U.S. Office Products) and the contract stationer divisions of national office product superstores (e.g., Staples and Office Depot) and retail dealers. The most significant reseller channel for office products distribution continues to be commercial dealers and contract stationers that serve medium and large-sized business customers through the use of catalogs and sales forces. These resellers typically stock products in distribution centers and deliver them to customers on a next-day basis against orders received electronically, by telephone or fax, or taken by a salesperson while calling on a customer. Major commercial dealers and contract stationers purchase in large quantities directly from manufacturers and rely upon wholesalers for safety stock and certain slower-moving generally higher margin SKUs in order to provide product breadth and offer significant volume-related discounts and a high level of service to their customers.

    Retail office products dealers typically serve small and medium-sized businesses, home offices and individuals. For many years, retail dealers consisted principally of a large number of independent dealers, operating one or a few relatively small stores in a single local area. During the last decade, however, the office products retail market has undergone significant change, including the elimination or consolidation of many retail dealers (including most traditional stationery stores), as a result of the emergence and rapid growth of discount office supply retailers, which are known as superstores. To compete with the lower prices generally offered on commodity products by superstores, many independent retail dealers have joined marketing or buying groups to negotiate on a collective basis directly with manufacturers and wholesalers, or have altered their business strategies to adapt to lower gross margins and reduce their operating expenses.

    OFFICE PRODUCTS SUPERSTORES. Office products superstores (e.g., Office Depot, OfficeMax, Staples) employ a warehouse format, are typically open for business seven days a week, stock a select number of items in inventory (typically in the range of 5,000 to 7,000 products), purchase in volume, typically take delivery at their stores directly from manufacturers and offer many of their products at discounts from manufacturers' suggested list prices. Virtually every major metropolitan area in the United States is now served by at least one, and most by more than one, office products superstore. Office products superstores may also purchase from wholesalers for "fill-in" needs and to fill customer orders from special wholesaler catalogs made available to end users in certain superstores when the superstore does not carry an item. This allows the office products superstores to expand the range of products offered without increasing their inventory levels.

    COMPUTER RESELLERS. Because computers are now widely used in offices, more business products are computer related and, therefore, are sold through computer resellers (e.g., Computer Discount Warehouse, CompUSA). In addition, most computer resellers now offer a limited selection of more traditional office products.

    OFFICE FURNITURE DEALERS. Office furniture is a major product category within the business products industry. Although nearly all broad line office products dealers sell office furniture, approximately 75% of all new office furniture is sold through office furniture dealers.

    SANITARY SUPPLY DISTRIBUTORS. This customer class is now included in the business products industry as wholesalers have expanded their product offerings to include janitorial and sanitation supplies.

    MAIL ORDER COMPANIES. Mail order marketers of office products (e.g., Quill, Reliable Office Products, Viking Office Products) typically serve small and medium-sized business customers and home offices. While their procurement and order fulfillment functions are similar to contract stationers, they rely exclusively on catalogs and other database marketing programs, rather than direct sales forces, to sell their product offerings. Their operations are based upon large, proprietary customer data bases and sophisticated circulation strategies drawn from end-user marketing programs. Mail order companies purchase from both wholesalers and manufacturers.

    MASS MERCHANDISERS. The mass market retailers (e.g., Kmart, Price/Costco, Sears, Target, Wal-Mart Stores/Sam's Club) have recently taken a growing interest in business products. Office supplies is one of many categories of products typically available in these stores. Certain of these retailers rely on wholesalers to fulfill a portion of their customers' orders.

COMPETITIVE STRENGTHS

    During the last several years, the Company has strengthened its competitive position in the business products industry through the following:

    SIGNIFICANT SCALE. As the largest broad line business products wholesaler in North America, the Company qualifies for substantial volume allowances and can realize significant economies of scale. In addition, the Company's size and nationwide service and distribution capabilities enable it to: (i) service the demands of large national, regional, local and individual reseller accounts by offering products from over 550 manufacturers; (ii) seek cost-effective sourcing of products both in North America and internationally; and (iii) mitigate the effect of local or regional economic downturns.

    COST EFFECTIVE OPERATIONS. The Company seeks cost reductions at both the corporate and operating levels in order to improve its efficiency. Examples of such cost reduction efforts include: (i) reduced merchandise procurement and handling costs through higher manufacturers' incentives and better terms; (ii) continued efforts to increase inventory efficiency without lowering order fill rates; (iii) reduced payroll and benefits costs through improved labor allocation and higher productivity; (iv) reduced freight costs through ongoing refinements to delivery systems; (v) increased sourcing of certain products from lower cost sources; (vi) streamlined work practices and procedures; and (vii) increased leveraging of fixed costs over an increasing sales base.

    BROAD PRODUCT SELECTION. Stocking over 35,000 SKUs, the Company offers the broadest selection of business products in the industry, providing resellers with one-stop shopping for their business products needs. The Company's size allows it to maintain a broad product selection, thereby enabling its customers to hold less inventory while still providing end users with a high level of service.

    HIGH LEVEL OF CUSTOMER SERVICE. The Company believes that a key component of its success has been its focus on customer service and support. Customer service includes: ease of ordering, rapid access to information, high order fill rates, on-time accurate shipments and value-added management and marketing assistance. The Company's integrated computer information systems serve an important role in providing a high level of customer service, as it allows the Company to provide resellers with the ability to manage electronically critical business functions, including order entry, purchasing, pricing, accounts receivable, accounts payable and inventory control. These integrated computer systems also are designed, in part, to enable the Company to monitor five key measures of customer satisfaction: order fill rate, order accuracy, inventory accuracy, on-time delivery and accessibility of the Company's personnel to customers. The Company also supports resellers' marketing efforts by designing informative, user-friendly catalogs and other marketing materials.

    The Company continues to introduce additional services, such as its "wrap and label" program that offers resellers the option to receive prepackaged orders customized (and labeled with the reseller's name) to meet the specifications of particular end users. The Company can also drop ship orders directly to end users on behalf of resellers. These services allow resellers to lower their inventory investment and minimize handling costs.

BUSINESS STRATEGY

    United Stationers' strategy is to create value in the supply chain for both resellers and manufacturers. By reducing the overall cost of distribution, the Company believes its role as a wholesaler will continue to grow and that it can achieve above industry average growth rates by:

    CAPTURING A GREATER SHARE OF EXISTING CUSTOMERS' PURCHASES. The Company believes that it has the opportunity to capture a portion of the sales of business products currently sold directly by manufacturers to resellers and end users without wholesaler involvement. The Company estimates that only approximately 20% of business products sales are made through wholesale distributors and that approximately 80% are made directly from manufacturers to resellers. As resellers intensify their focus on asset management and return on investment, the Company believes that they will increasingly rely on the Company's value-added marketing and logistics services to meet end-user requirements for a high and accurate order fill rate on an overnight basis. The Company also believes that the focus by resellers on inventory efficiency leading to de-stocking will continue in the foreseeable future, creating an opportunity to capture a greater percentage of the resellers' purchases. Further, the Company believes that manufacturers support this shift to wholesaler involvement for products that are ordered in less-than-case quantities because of the relatively high handling costs of such orders.

    EXPANDING ITS CUSTOMER BASE. The Company plans to continue to expand its customer base by: (i) maintaining and building its business with commercial dealers and contract stationers (including the contract stationer divisions of national office products superstores) who, through consolidation, have continued to increase in size; (ii) developing additional programs for marketing and buying groups that represent groups of dealers; (iii) continuing to focus on complementary markets, including specialty dealers (e.g., furniture, computer and janitorial and sanitation supply distributors); and (iv) expanding geographically and potentially into international markets.

    OFFERING A BROADER LINE OF PRODUCTS AND SERVICES. While United Stationers carries the broadest product line in the industry, it continues to enhance its product and service offerings to meet changing end-user demands. The Company's product line expansion plans include developing its newer product categories, such as office furniture, computer supplies and peripherals, facilities management supplies and janitorial and sanitation supplies as well as potentially offering new products and services. The Company believes that these product categories will allow it to make additional sales to existing reseller customers and thereby strengthen its position with such resellers as a one-stop shopping experience. Such products also allow the Company to enter into new distribution channels and add new types of resellers beyond broad line office products dealers, thereby expanding its customer base.

    The Company also continues to expand its line of private brand products, including approximately 1,200 products under the Universal brand name. Private brand products represented approximately 9% of the Company's pro forma net sales in 1997. The Company believes its private brand products offer significant benefits both to resellers, by providing an alternative to brand name products that offers similar quality at a moderate price, and to manufacturers, by enabling the manufacturer to increase sales without diluting its brand name pricing structure. To further develop the Universal brand, the Company operates a trading office in Hong Kong to facilitate the global purchasing of products.

    CAPITALIZING ON CROSS-SELLING OPPORTUNITIES. Historically, the Company has marketed its business products and services primarily to office products resellers, including commercial dealers, contract stationers, retail dealers and office products superstores. As the Company has expanded into new product lines (e.g., janitorial and sanitation supplies), its sales efforts have been focused primarily on traditional distributors of these specialty products. Although the Company will continue to utilize these marketing channels as its primary method of product distribution, the Company believes that its various products and services are complementary and that significant opportunities exist to cross-sell to its existing customer base. It is the Company's goal to become known among its customers not just as an office products distributor, but as a distributor of a broad range of products and services for the office. Management believes that by implementing this strategy, the Company can enhance sales to its existing customer base as resellers purchase a broader selection of products offered by the Company, thereby reducing procurement costs and enhancing reseller profitability.

    INCREASING TECHNOLOGICAL CAPABILITIES AND UTILIZING ELECTRONIC
COMMERCE. The Company intends to continue to invest in systems enhancements as well as customer interfaces to make its systems more user friendly. Increased electronic linkages for transactions with customers and suppliers enable both the Company and its business partners to reduce their costs and execute transactions faster and more accurately. In 1997, approximately 80% of the Company's orders (on a pro forma basis) were received electronically. As the Company increases the functionality of its proprietary systems, the Company believes it will be able to garner a growing percentage of its customers' business.

    As the Internet becomes increasingly important as a marketing channel, the Company is positioned to participate in this trend. The Company currently provides resellers with access to its general line catalog online through seamless links to its web site. This service allows resellers to place orders electronically with the Company for overnight delivery as well as to provide a hot link on their own web site to the Company's general line catalog for use by end users.

    MAKING STRATEGIC ACQUISITIONS. The Company believes it can enhance its growth by continuing to make strategic acquisitions. For example, the acquisition of Lagasse in 1996 substantially increased the Company's position in the janitorial and sanitation supplies product category. The Azerty Acquisition also will expand its product offerings and will make the Company one of the largest distributors of computer consumable supplies in the United States. The Company intends to continue, from time to time, to pursue acquisitions that expand its customer base, increase its geographic reach and/or broaden its product offering.

PRODUCTS

    The Company's current product offerings, comprised of more than 35,000 SKUs, may be divided into five primary categories:

    TRADITIONAL OFFICE PRODUCTS. The Company's core business continues to be traditional office products, which includes both brand-name products and the Company's private brand products. Traditional office products include writing instruments, paper products, organizers and calendars and various office accessories. This product category represents approximately half of the Company's 1997 pro forma net sales.

    INFORMATION TECHNOLOGY PRODUCTS. The Company offers computer supplies, peripherals and hardware with major brand names to information technology products resellers and office products dealers. These products represented approximately 32% of the Company's 1997 pro forma net sales.

    OFFICE FURNITURE. The Company's sale of office furniture such as leather chairs, wooden and steel desks and computer furniture has enabled it to become the nation's largest office furniture wholesaler, with the Company currently offering nearly 4,000 furniture items from 50 different manufacturers. Office furniture represented approximately 13% of the Company's 1997 pro forma net sales. The Company's "Pro-Image" consulting program enables resellers with no previous expertise to provide high-end furniture and office design services to end users. The Company offers national delivery and product "set-up" capabilities to support office products dealers as well as to attract new furniture dealers.

    JANITORIAL AND SANITATION SUPPLIES. The Company's dedicated marketing effort for janitorial and sanitation supplies was created in 1993 with the development of United Facility Supply. In October 1996, the Company acquired Lagasse, the largest pure wholesaler of janitorial and sanitation supplies in North America. The Company currently distributes these products through 18 Lagasse distribution centers. Janitorial and sanitation supplies represented approximately 4% of the Company's 1997 pro forma net sales.

    OTHER PRODUCTS. The Company's newest product categories encompass facilities management supplies, specialty mailroom and warehouse items, kitchen and cafeteria items, first aid products and ergonomic products designed to enhance worker productivity, comfort and safety. Another one of the Company's niche markets is business presentation products, including audio visual equipment, flip charts and dry erase boards. Additionally, the Company offers its "Signature Image" program, which provides resellers with access into the advertising specialties market (such as imprinted and logo items).

PURCHASING AND MERCHANDISING

    As the largest business products wholesaler in North America, the Company qualifies for substantial volume allowances and can realize significant economies of scale. The Company obtains products from over 550 manufacturers, for many of whom the Company believes it is a significant customer. In 1997 (on a pro forma basis), no supplier accounted for more than 17% of the Company's aggregate purchases. As a centralized corporate function, the Company's merchandising department interviews and selects suppliers and products for inclusion in the catalogs. Selection is based upon end-user acceptance and demand for the product and the manufacturer's total service, price and product quality offering.

CUSTOMERS

    The Company sells principally to resellers of office products, consisting primarily of commercial dealers and contract stationers, retail dealers, superstores, mail order companies and mass merchandisers. In addition, the Company sells to office furniture dealers, computer resellers and janitorial and sanitary supply distributors. No single reseller accounted for more than 6% of the Company's pro forma net sales in 1997.

    Commercial dealers and contract stationers are the most significant reseller channel for office products distribution and typically serve large businesses, institutions and government agencies. Through industry consolidation, the number of such dealers has decreased, with the remaining dealers growing larger. As a result, net sales to these commercial dealers and contract stationers as a group have grown rapidly.

    The number of retail dealers has been declining for some time as the result of individual retail dealers' inability to compete successfully with the growing number of superstores and, more recently, as a result of dealerships being acquired and brought under an umbrella of common ownership. To adapt to this highly competitive environment, many retail dealers, commercial dealers and contract stationers have joined marketing or buying groups in order to increase purchasing leverage. The Company believes it is the leading wholesale source for many of these groups, providing not only merchandise but also special programs that enable these dealers to take advantage of their combined purchasing power.

    While the Company maintains and builds its business with commercial dealers, contract stationers (including the contract stationer divisions of national office product superstores) and retail dealers, it also has relationships with most major office products superstore chains. In addition, the Company supplies inventory and other fulfillment services to the retail operations of certain superstores, including their direct-to-business delivery programs and to non-stocking resellers.

MARKETING AND CUSTOMER SUPPORT

    The Company concentrates its marketing efforts on providing value-added services to resellers. The Company distributes products that are generally available at similar prices from multiple sources, and most of its customers purchase their products from more than one source. As a result, the Company seeks to differentiate itself from its competitors through a broader product offering, a higher degree of product availability, a variety of high quality customer services and prompt distribution capabilities. In addition to emphasizing its broad product line, extensive inventory, computer integration and national distribution capabilities, the Company's marketing programs have relied upon two additional major components. First, the Company produces an extensive array of catalogs for commercial dealers, contract stationers and retail dealers that are usually custom imprinted with each reseller's name and sold to these resellers who, in turn, distribute the catalogs to their customers. Second, the Company provides its resellers with a variety of dealer support and marketing services, including business management systems, promotional programs and pricing services. These services are designed to aid the reseller in differentiating itself from its competitors by addressing the steps in the end-user's procurement process.

    Substantially all of the Company's 35,000 SKUs are sold through its comprehensive general line catalogs, promotional pieces and specialty catalogs for the office products, office furniture, facilities management supplies and other specialty markets. The Company produces the following annual catalogs:
General Line Catalog; Office Furniture Catalog featuring furniture and accessories; Universal Catalog promoting the Company's private-brand merchandise; Computer Products Catalog offering hardware, supplies, accessories and furniture; Facilities and Maintenance Supplies Catalog featuring janitorial, maintenance, food service, warehouse, mailroom supplies and products and supplies used for meetings and presentations; and the Lagasse Catalog offering janitorial and sanitation supplies. In addition, the Company produces the following quarterly promotional catalogs: Action 2000, featuring over 1,000 high-volume commodity items, and Computer Concepts, featuring computer supplies, peripherals, accessories and furniture. The Company also produces separate quarterly flyers covering general office supplies, office furniture and Universal products. The majority of the expenses related to the production of such catalogs is borne by the Company's suppliers. Because commercial dealers, contract stationers and retail dealers typically distribute only one wholesaler's catalogs in order to streamline and concentrate order entry, the Company attempts to maximize the distribution of its catalogs by offering advertising credits to resellers, which can be used to offset the cost of catalogs. Also, the Company offers an electronic catalog available on CD-ROM and through the Company's web site.

    The Company also offers to its resellers a variety of electronic order entry systems and business management and marketing programs that enhance the resellers' ability to manage their businesses profitably. For instance, the Company maintains electronic data interchange systems that link the Company to selected resellers and interactive order systems that link the Company to selected resellers and such resellers to the ultimate end user. In addition, the Company's electronic order entry systems allow the reseller to forward its customers' orders directly to the Company, resulting in the delivery of pre-sold products to the reseller or directly to its customers. The Company estimates that in 1997 (on a pro forma basis), it received approximately 80% of its orders electronically.

    In addition to marketing its products and services through the use of its catalogs, the Company employs a sales force of approximately 150 salespersons. The sales force is responsible for sales and service to resellers with which the Company has an existing relationship, as well as for establishing new relationships with additional resellers. The Company supplements the efforts of its sales force through telemarketing.

PRODUCT DISTRIBUTION AND DELIVERY SYSTEMS

    The Company has a network of 41 business products regional distribution centers located in 25 states in the United States, most of which carry the Company's full line of inventory. The Company also maintains 18 Lagasse distribution centers that carry a full line of janitorial and sanitation supplies and five information technology distribution centers serving the U.S. and Mexico. The Company supplements its regional distribution centers with 24 local distribution points throughout the United States that serve as reshipment points for orders filled at the regional distribution centers. The Company utilizes more than 400 trucks, substantially all of which are contracted for by the Company, to enable direct delivery from the regional distribution centers and local distribution points to resellers.

    The Company's distribution capabilities are aided by its proprietary, computer-driven inventory locator system. If a reseller places an order for an item that is out of stock at the Company location which usually serves the particular reseller, the Company's system will automatically search for the item at alternative distribution centers. If the item is available at an alternative location, the system will automatically forward the order to that alternate location, which will then coordinate shipping with the primary facility and, for the majority of resellers, provide a single on-time delivery. The system effectively provides the Company with added inventory support that enables it to provide higher service levels to the reseller, to reduce back orders and to minimize time spent searching for merchandise substitutes, all of which contribute to the Company's high order fill rate and efficient levels of inventory balances. See "Risk Factors--Potential Service Interruptions."

    Another service offered by the Company to resellers is its "wrap and label" program, that offers resellers the option to receive prepackaged orders customized to meet the specifications of particular end users. For example, when a reseller receives orders from a number of separate end users, the Company can group and wrap the items separately by end user so that the reseller need only deliver the package. The "wrap and label" program is attractive to resellers because it eliminates the need to break down case shipments and to repackage the orders before delivering them to the end user. The Company also can ship orders directly to end users on behalf of resellers.

TECHNOLOGY

    The Company believes its management information systems, telecommunications networks and warehouse automation systems, along with its participation in electronic commerce are integral to the Company's success and have enabled the Company to achieve one of the lowest cost structures and highest levels of service in the industry.

    The Company operates integrated management information systems. Order entry, fulfillment and billing, along with inventory replenishment and accounts payable disbursement, are all automated. The Company's management information systems are designed to process over 600,000 customer orders per day, supporting relatively short order-to-delivery time windows. Management believes speed and accuracy are important in the highly competitive business products industry. Over 80% of the orders received from the Company's customers are electronic orders and over 85% of the Company's purchase orders to its 550 suppliers are transmitted electronically.

    The Company also employs a sophisticated warehouse automation system. In certain locations, computerized conveyor systems, carousels and bar-code scanning are utilized to increase efficiency and quality. The Company continuously enhances its warehousing operations through the use of technology to meet the changing business environment and customer and consumer requirements.

    The Company believes electronic commerce conducted over the Internet will grow in importance in the future and has invested in developing its own interactive web site (www.unitedstationers.com), an Intranet and software products available to its reseller customers. Electronic product catalogs are available both over the Internet and in CD-ROM versions.

    Management plans to continue to invest in technology to improve quality, reliability and cost-effective operations. The Company believes its systems are sufficient to meet its current needs and management estimates the Company will spend approximately $8 million in computer-related capital improvements in 1998.

COMPETITION

    The Company competes with office products manufacturers and with other national, regional and specialty wholesalers of office products, office furniture, computers and related items. Competition between the Company and manufacturers is based primarily upon net pricing, minimum order quantity and product availability. Although manufacturers may provide lower prices to resellers than the Company does, the Company's marketing and catalog programs, combined with speed of delivery and its ability to offer resellers a broad line of business products from multiple manufacturers on a "one-stop shop" basis and with lower minimum order quantities, are important factors in enabling the Company to compete effectively. Manufacturers typically sell their products through a variety of distribution channels, including wholesalers and resellers. See "--Marketing and Customer Support" and "--Product Distribution and Delivery Systems."

    Competition between the Company and other wholesalers is based primarily on breadth of product lines, availability of products, speed of delivery to resellers, order fill rates, net pricing to resellers and the quality of its marketing and other services. The Company believes it is competitive in each of these areas. Most wholesale distributors of office products conduct operations regionally and locally, sometimes with limited product lines such as writing instruments or computer products. Only one other national wholesaler carries a general line of office products.

    Increased competition in the office products industry, together with increased advertising, has heightened price awareness among end users. As a result, purchasers of commodity type office products have become extremely price sensitive, and therefore, the Company has increased its efforts to market to resellers the continuing advantages of its competitive strengths (as compared to those of manufacturers and other wholesalers).

EMPLOYEES

    As of May 6, 1998, the Company employed approximately 5,900 persons.

    The Company considers its relations with employees to be good. Approximately 1,000 of the shipping, warehouse and maintenance employees at certain of the Chicago, Detroit, Philadelphia, Baltimore, Los Angeles, Minneapolis and New York City facilities are covered by collective bargaining agreements. The agreements expire at various times during the next three years. The Company has not experienced any work stoppages during the past five years. See "Risk Factors--Potential Service Interruptions."

LEGAL PROCEEDINGS

    Although the Company is involved in legal proceedings arising in the ordinary course of its business, the Company is not involved in any legal proceeding that it believes will result, individually or in the aggregate, in a material adverse effect upon the financial condition or results of operations of the Company.

TRADEMARKS

    The trade names United Stationers, Micro United, Universal, United Facility Supply, Azerty and others, are actively used and are significant to the Company's business. Certain of the Company's trademarks have been federally registered with the United States Patent and Trademark Office.

PROPERTIES

    The Company considers its properties to be suitable and adequate for their intended uses. These properties consist of the following:

    EXECUTIVE OFFICES. The Company owns its office facility in Des Plaines, Illinois which has approximately 135,800 square feet of office and storage space. In addition, the Company leases approximately 47,000 square feet of office space located in Mount Prospect, Illinois. This lease expires in 1999, with an option to renew for two consecutive three-year terms. Azerty owns its corporate headquarters office facility in Orchard Park, New York, which has approximately 28,000 square feet (19,000 square feet of which consists of unutilized warehouse space).

    DISTRIBUTION CENTERS. The Company presently has more than 8.0 million square feet of warehouse space in 41 business products distribution centers, 18 Lagasse distribution centers and five information technology distribution centers. The Company also operates 24 local distribution points. The following tables set forth information regarding the Company's principal leased and owned distribution centers:

USSC AND LAGASSE FACILITIES:

                                                                                            APPROX. SQUARE FEET
                                                                      METROPOLITAN         ----------------------
STATE                                            CITY                  AREA SERVED           OWNED      LEASED
---------------------------------------  ---------------------  -------------------------  ---------  -----------
Arizona................................  Tempe                  Phoenix                           --     110,000
California.............................  Bell                   Los Angeles                       --      24,960
                                         City of Industry(1)..  Los Angeles                  344,487     125,000
                                         Sacramento(1)          Sacramento                        --     119,260
                                         Sacramento             Sacramento                        --     267,284
                                         Union City             San Francisco                     --      25,986
Colorado...............................  Denver                 Denver                       104,244          --
                                         Denver                 Denver                            --     134,893
Florida................................  Dania                  Miami                             --      22,564
                                         Jacksonville           Jacksonville                  95,500          --
                                         Tampa                  Tampa                        128,000          --
                                         Tampa                  Tampa                             --      30,000
                                         Ft. Lauderdale         Miami                             --     151,500
Georgia................................  Atlanta                Atlanta                           --      54,400
                                         Norcross               Atlanta                      372,000          --
Illinois...............................  Carol Stream           Chicago                           --     139,444
                                         Forest Park            Chicago                      222,280      81,000
                                         Forest Park            Chicago                           --      34,600
                                         Glendale Heights       Chicago                           --      50,533
                                         Greenville             St. Louis                    210,000          --
Indiana................................  Indianapolis           Indianapolis                 128,000          --
                                         Indianapolis           Indianapolis                      --      34,039
Louisiana..............................  Harahan                New Orleans                       --     104,885
                                         Harahan(1)             New Orleans                       --      82,650
Maryland...............................  Harmans                Baltimore/Wash., D.C.        323,980      45,000
                                         Harmans                Baltimore/Wash., D.C.             --      37,597
Massachusetts..........................  Sharon                 Boston                            --      40,000
                                         Woburn                 Boston                       309,000          --
Michigan...............................  Livonia                Detroit                      229,700      33,500
                                         Van Buren              Detroit                           --      52,924
Minnesota..............................  Brooklyn Park          Minneapolis/St. Paul         127,480          --
                                         Eagan                  Minneapolis/St. Paul         210,468          --
Missouri...............................  Kansas City            Kansas City                       --      95,205
New Jersey.............................  Edison                 New York                     257,579     133,177
                                         Edison                 New York                          --      44,855
                                         Pennsauken             Philadelphia                 231,000      25,316
New York...............................  Coxsackie              Albany                       256,000          --

                                                                                            APPROX. SQUARE FEET
                                                                      METROPOLITAN         ----------------------
STATE                                            CITY                  AREA SERVED           OWNED      LEASED
---------------------------------------  ---------------------  -------------------------  ---------  -----------
North Carolina.........................  Charlotte              Charlotte                         --      24,800
                                         Charlotte              Charlotte                    104,000      67,183
Ohio...................................  Cincinnati             Cincinnati                   108,778          --
                                         Columbus               Columbus                          --     171,665
                                         Twinsburg              Cleveland                    206,136     136,966
                                         Valley View            Cleveland                         --      28,000
Oklahoma...............................  Tulsa                  Tulsa                         52,600      22,500
Oregon.................................  Portland               Portland                          --      91,603
Pennsylvania...........................  Pittsburgh             Pittsburgh                        --      84,176
Tennessee..............................  Memphis                Memphis                           --      78,286
                                         Nashville              Nashville                         --      66,000
                                         Nashville              Nashville                         --      59,250
                                         Nashville(2)           Nashville                         --     191,250
Texas..................................  Dallas(1)              Dallas/Fort Worth            223,230     159,864
                                         Dallas                 Dallas                            --      72,000
                                         Houston                Houston                           --     143,859
                                         Houston                Houston                           --      24,600
                                         Houston                Houston                           --      69,500
                                         Lubbock                Lubbock                           --      58,725
                                         San Antonio            San Antonio                       --      63,098
                                         San Antonio            San Antonio                       --      31,750
Utah...................................  Salt Lake City         Salt Lake City                    --     101,324
Washington.............................  Kent                   Seattle                           --      24,000
                                         Tukwila                Seattle                           --     144,031
Wisconsin..............................  Milwaukee              Milwaukee                     67,300          --

------------------------

(1) A portion of such property is subleased to a third party.

(2) This new facility is expected to replace the other two existing Nashville facilities before the end of 1998.

AZERTY BUSINESS LEASED FACILITIES:

                                                                                                      APPROXIMATE
STATE/COUNTRY                                                      CITY                USE            SQUARE FEET
-----------------------------------------------------------  ----------------  --------------------  -------------
California.................................................  Visalia           Warehouse                  30,000
Florida....................................................  Miami             Warehouse                  25,000
                                                                               Call Center                 3,200
Indiana....................................................  Fort Wayne        Warehouse                  75,000
Mexico.....................................................  Mexico City       Office/Warehouse           12,800
Pennsylvania...............................................  Chambersburg      Warehouse                  65,000

    All property rights of the Company are pledged to secure its obligations under the New Credit Agreement. See "Description of Certain Indebtedness--New Credit Facilities."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is certain information, as of May 8, 1998, with respect to those individuals who are serving as members of the Boards of Directors of the Company or as executive officers of the Company.

NAME                                                       AGE                           POSITION
------------------------------------------------------     ---     ----------------------------------------------------
Frederick B. Hegi, Jr.................................     54      Chairman of the Board
Randall W. Larrimore..................................     51      Director; President and Chief Executive Officer
Daniel H. Bushell.....................................     46      Executive Vice President, Chief Financial Officer
                                                                   and Assistant Secretary
Michael D. Rowsey.....................................     45      Director; Executive Vice President
Steven R. Schwarz.....................................     44      Executive Vice President
Kathleen S. Dvorak....................................     41      Vice President, Investor Relations
Otis H. Halleen.......................................     63      Vice President, Secretary and General Counsel
Mark J. Hampton.......................................     44      Vice President, Marketing
R. Thomas Helton......................................     50      Vice President, Human Resources
James A. Pribel.......................................     44      Treasurer
Albert H. Shaw........................................     48      Vice President, Operations
Ergin Uskup...........................................     60      Vice President, Management Information Systems and
                                                                   Chief Information Officer
Gary G. Miller........................................     48      Director
Daniel J. Good........................................     58      Director
James A. Johnson......................................     44      Director
Joel D. Spungin.......................................     60      Director
Benson P. Shapiro.....................................     56      Director
Roy W. Haley..........................................     51      Director

    Set forth below is a description of the backgrounds of the directors and executive officers of the Company. There is no family relationship between any director or executive officer of the Company. Officers of the Company are elected by the Board of Directors and hold office until their respective successors are duly elected and qualified.

    FREDERICK B. HEGI, JR. was elected to the Board of Directors upon consummation of the Merger and served as Chairman, interim President and Chief Executive Officer upon the resignation of Thomas W. Sturgess in November 1996 and until Randall Larrimore became President and Chief Executive Officer in May 1997. Prior to the Merger, he had been a director of Associated since 1992. Mr. Hegi is a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II. Since May 1982, Mr. Hegi has served as President of Valley View Capital Corporation, a private investment firm. Mr. Hegi also currently serves as Chairman of the Executive Committee of the Board of Loomis, Fargo & Co., an armored car service company; Chairman of Tahoka First Bancorp, Inc., a bank holding company; and Chairman of Cedar Creek Bancshares, Inc., a bank holding company. Additionally, he is a director of Lone Star Technologies, Inc., a diversified company engaged in the manufacture of tubular products; ITCO Tire Company, the largest independent wholesaler of replacement tires in the U.S.; and Cattle Resources, Inc., a manufacturer of animal feeds and operator of commercial cattle feedlots.

    RANDALL W. LARRIMORE was elected to the Board of Directors and became President and Chief Executive Officer of the Company on May 23, 1997. From February 1988 to May 1997, Mr. Larrimore had been President and Chief Executive Officer of MasterBrand Industries, Inc., a manufacturer of leading brands including Master Lock-Registered Trademark- padlocks and Moen-Registered Trademark- faucets, and a subsidiary of Fortune Brands (formerly American Brands). Prior to that time, Mr. Larrimore was President and Chief Executive Officer of Twentieth Century Companies, a manufacturer of plumbing repair parts and a division of Beatrice Foods. Prior thereto he was Vice President of Marketing for Beatrice Home Specialties, the operating parent of Twentieth Century. Fortune Brands acquired Twentieth Century Companies and other Beatrice divisions and subsidiaries in 1988. Before joining Beatrice in 1983, Mr. Larrimore was with Richardson-Vicks, McKinsey & Company and then with PepsiCo International. Mr. Larrimore serves as a director of Olin Corporation, a diversified manufacturer of chemicals, metals, micro-electronic materials and sporting ammunition.

    DANIEL H. BUSHELL became Executive Vice President and Chief Financial Officer of the Company upon consummation of the Merger. Mr. Bushell has served as Assistant Secretary of the Company since January 1996, and served as Secretary of the Company from June 1995 through such date. Mr. Bushell also served as Assistant Secretary of the Company from the consummation of the Merger until June 1995. Prior thereto, Mr. Bushell had been Chief Administrative and Chief Financial Officer of Associated and ASI since January 1992. From 1978 to January 1992, Mr. Bushell served in various capacities with ACE Hardware Corporation, most recently as Vice President of Finance.

    MICHAEL D. ROWSEY was elected to the Board of Directors upon consummation of the Merger and became Executive Vice President of the Company upon consummation of the Merger with primary responsibility for field operations. Prior to the Merger, Mr. Rowsey had been a director of Associated since 1992 and President and Chief Operating Officer of Associated since January 1992. From 1979 to January 1992, Mr. Rowsey served in various capacities with Boise Cascade Office Products, most recently as the North Regional Manager.

    STEVEN R. SCHWARZ became Executive Vice President of the Company upon consummation of the Merger with primary responsibility for marketing and merchandising. Prior thereto, he was Senior Vice President, Marketing of the Company since June 1992 and had previously been Senior Vice President, General Manager, Micro United since 1990 and Vice President, General Manager, Micro United since September 1989. He had held a staff position in the same capacity since February 1987.

    KATHLEEN S. DVORAK became Vice President, Investor Relations of the Company in July 1997. Ms. Dvorak began her career at the Company in 1982 and has held various positions with increasing responsibility within the investor relations function. Most recently, she was Director of Investor Relations of the Company.

    OTIS H. HALLEEN became Vice President, Secretary and General Counsel of the Company as of November 1, 1995. From 1986 through March 1995 he had been Vice President, Secretary and General Counsel of the Company.

    MARK J. HAMPTON has served as Vice President of Marketing of the Company since September 1994. Mr. Hampton began his career at the Company in 1980 and held various positions in the sales and marketing area. In 1991, Mr. Hampton left the Company to pursue an opportunity to work in the dealer community and was the primary architect in developing a successful national buying and marketing group. After rejoining the Company in September 1992, he was made a Regional Vice President in charge of the Midwest Region and then Vice President and General Manager of Micro United.

    R. THOMAS HELTON became Vice President of Human Resources of the Company in February 1998. Prior to joining the Company, Mr. Helton spent 11 years, from 1986 to 1997, at Whirlpool Corporation where he held a variety of management and executive positions within the human resources function. Most recently, he was Vice President of Human Resources for Whirlpool Asia. From 1980 to 1986, Mr. Helton was with Kaiser Aluminum and Chemical working in personnel and labor relations.

    JAMES A. PRIBEL became Treasurer of the Company in 1992. Mr. Pribel previously had been Assistant Treasurer of the Company since 1984 and had served in various positions since joining the Company in 1978.

    ALBERT H. SHAW became Vice President, Operations of the Company shortly after consummation of the Merger. Prior thereto, he was Vice President, Midwest Region of the Company since March 1994. He had been a Vice President of the Company since 1992 and prior to that had served in various management positions since joining the Company in 1974.

    ERGIN USKUP became Vice President, Management Information Systems and Chief Information Officer of the Company in February 1994. Prior thereto, since 1987, Mr. Uskup had been Vice President, Corporate Information Services for Baxter International Inc., a global manufacturer and distributor of health care products.

    GARY G. MILLER was elected to the Board of Directors upon consummation of the Merger. Mr. Miller served as Vice President and Secretary of the Company from consummation of the Merger until June 27, 1995, and Assistant Secretary of the Company from June 27, 1995 to May 8, 1996. Prior thereto, Mr. Miller had been a director of Associated since 1992 and Vice President and Secretary of Associated since January 1992. Mr. Miller also currently serves as President of Cumberland, a private investment firm which is located in Fort Worth, Texas. In addition, from 1977 to December 1993, Mr. Miller served as Executive Vice President, Chief Financial Officer and a director of AFG Industries, Inc., and its parent company, Clarity Holdings Corp. He is Chairman of the Board of both CFData Corp., a nationwide provider of check collection and check verification services, and Fore Star Golf, Inc., which was formed in 1993 to own and operate golf course facilities.

    DANIEL J. GOOD was elected to the Board of Directors upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Good is Chairman of Good Capital Co., Inc. ("Good Capital"), an investment firm in Lake Forest, Illinois. Until June 1995, Mr. Good was Vice Chairman of Golden Cat Corp., the largest producer of cat litter in the United States, and prior thereto he was Managing Director of Merchant Banking for Shearson Lehman Bros. and President of A.G. Becker Paribas, Inc. Mr. Good serves as a director of Supercuts, Inc.

    JAMES A. JOHNSON was elected to the Board of Directors upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Johnson is a general partner of various Wingate entities, including the indirect general partner of Wingate II. From 1980 until he joined Wingate Partners in 1990, Mr. Johnson served as a Principal of Booz-Allen & Hamilton, an international management consulting firm. Mr. Johnson currently serves as a director of Century Products Company, a manufacturer and distributor of baby seats and other juvenile products.

    JOEL D. SPUNGIN has served as a member of the Board of Directors since 1972 and prior to the consummation of the Merger was Chairman of the Board of Directors and Chief Executive Officer of the Company since August 1988. From October 1989 until April 1991, he was also President of the Company. Prior to that, since March 1987, Mr. Spungin was Vice Chairman of the Board and Chief Executive Officer of the Company. Previously, since August 1981, Mr. Spungin was President and Chief Operating Officer of the Company. He also serves as a general partner of DMS Enterprises, L.P., a management advisory and investment partnership, and as a director of AAR Corp., an aviation and aerospace company, and Home Products International, Inc., a manufacturer of home improvement products.

    BENSON P. SHAPIRO was elected to the Board of Directors in November 1997. Professor Shapiro has served on the faculty of Harvard University for 27 years and until July 1997 was THE MALCOLM P. MCNAIR PROFESSOR OF MARKETING at the Harvard Business School. He continues to teach a variety of Harvard's executive programs and spends much of his time on research, writing and consulting. Mr. Shapiro is also a director of WESCO Distribution, Inc. ("WESCO"), a distributor of electrical products to industrial users and contractors.

    ROY W. HALEY was elected to the Board of Directors in March 1998. Mr. Haley currently serves as President and Chief Executive Officer of WESCO. Prior to joining WESCO in 1994, he served as President and Chief Operating Officer of American General Corporation, one of the nation's largest consumer financial services organizations. Mr. Haley also serves as a director for the National Association of Wholesalers and The National Association of Electrical Distribution Education Foundation.

COMPOSITION OF THE BOARD OF DIRECTORS

    The Company's Restated Certificate of Incorporation (as amended from time to time, the "Charter") provides that the Board of Directors shall be divided into three classes, each class as nearly equal in number as possible, and each term consisting of three years. The directors currently in each class are as follows:
Class I (having terms expiring in 1999)--Messrs. Good, Johnson and Spungin; Class II (having terms expiring in 2000)--Messrs. Hegi, Miller and Rowsey; and Class III (having terms expiring in 1998)-- Messrs. Larrimore, Shapiro and Haley.

                       PRINCIPAL AND SELLING STOCKHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of May 6, 1998 with respect to the beneficial ownership of Common Stock by (i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) the Company's directors and executive officers and (iii) all current directors and executive officers as a group. Unless otherwise indicated, each person has sole voting power and investment power with respect to the shares attributed to him/her.

                                                                                                               SHARES
                                                                 SHARES TO BE SOLD                           BENEFICIALLY
                              SHARES BENEFICIALLY OWNED           IN THE OFFERING                            OWNED AFTER
                                                          --------------------------------                       THE
                                BEFORE THE OFFERING(1)        AMOUNT         AMOUNT USED                     OFFERING(1)
                              --------------------------  FOR THE BENEFIT    TO SATISFY     SHARES WITHHELD  -----------
                               NUMBER OF    PERCENT OF      OF SELLING     OPTION EXERCISE  TO SATISFY TAX    NUMBER OF
NAMES OF BENEFICIAL OWNER       SHARES         CLASS        STOCKHOLDER       PRICE(2)      WITHHOLDING(3)     SHARES
----------------------------  -----------  -------------  ---------------  ---------------  ---------------  -----------
Wingate Partners, L.P. .....   3,210,380(4)        19.9%        --               --               --          3,210,380
  750 N. St. Paul Street
  Suite 1200
  Dallas, TX 75201
Daniel H. Bushell...........     224,148(5)         1.4         92,992            8,664           37,492         85,000
Kathleen S. Dvorak..........       5,022(6)           *         --               --               --              5,022
Daniel J. Good..............      76,180(7)           *         --               --               --             76,180
Roy W. Haley(8).............          --            --          --               --               --             --
Otis H. Halleen.............      10,415             *          --               --               --             10,415
Mark J. Hampton.............      15,166(9)           *         14,166           --               --              1,000
Frederick B. Hegi, Jr.......      91,906(10)           *        --               --               --             91,906
R. Thomas Helton(11)........          --        --              --               --               --             --
James A. Johnson............      24,279(12)           *        --               --               --             24,279
Randall W. Larrimore........      50,000(13)           *        --               --               --             50,000
Gary G. Miller(14)..........          --            --          --               --               --             --
James A. Pribel.............       6,975(15)           *        --               --               --              6,975
Michael D. Rowsey...........     150,032(16)           *        32,993            1,156           15,851        100,032
Steven R. Schwarz...........     120,628(17)           *        53,750           25,428           25,822         15,628
Benson P. Shapiro(18).......          --            --          --               --               --             --
Albert H. Shaw..............      20,429(19)           *        17,000           --               --              3,429
Joel D. Spungin.............      18,520(20)           *        --               --               --             18,520
Ergin Uskup.................      60,126(21)           *        25,926           14,119           12,455          7,626
All current directors and
  executive officers as a
  group (18 persons)........     873,826(22)         5.2       236,827           49,367           91,620        496,012


                               PERCENT OF
NAMES OF BENEFICIAL OWNER         CLASS
----------------------------  -------------
Wingate Partners, L.P. .....         17.5%
  750 N. St. Paul Street
  Suite 1200
  Dallas, TX 75201
Daniel H. Bushell...........            *
Kathleen S. Dvorak..........            *
Daniel J. Good..............            *
Roy W. Haley(8).............       --
Otis H. Halleen.............            *
Mark J. Hampton.............            *
Frederick B. Hegi, Jr.......            *
R. Thomas Helton(11)........       --
James A. Johnson............            *
Randall W. Larrimore........            *
Gary G. Miller(14)..........       --
James A. Pribel.............            *
Michael D. Rowsey...........            *
Steven R. Schwarz...........            *
Benson P. Shapiro(18).......       --
Albert H. Shaw..............            *
Joel D. Spungin.............            *
Ergin Uskup.................            *
All current directors and
  executive officers as a
  group (18 persons)........          2.7

------------------------------

   * Represents less than 1.0%.

 (1) For purposes of calculating the beneficial ownership of each stockholder, it was assumed (in accordance with the Commission's definition of "beneficial ownership") that such stockholder had exercised all options, conversion rights or warrants by which such stockholder had the right within 60 days following May 6, 1998, to acquire shares of such class of stock.

 (2) Pursuant to the terms of certain Employee Stock Option grants, the optionee can exercise his or her options, through arrangements with independent brokers, on a "cashless" basis. The proceeds from a portion of the shares to be sold hereunder will be paid to the Company to satisfy the exercise price of certain Employee Stock Options exercised by certain Selling Stockholders in connection with this Offering.

 (3) A portion of the shares of Common Stock issuable upon exercise of such options will be withheld by the Company in partial satisfaction of the optionee's tax liability related to the exercise of Employee Stock Options in connection with this Offering.

 (4) Includes (i) 2,422,620 shares owned by Wingate Partners, (ii) 782,780 shares owned by Wingate II, (iii) 4,340 shares owned by Wingate Management Corporation, and (iv) 640 shares owned by Wingate Management Limited, L.L.C.

 (5) Includes (i) 14,949 shares owned by Mr. Bushell and (ii) 209,199 shares issuable upon exercise of employee stock options. Does not include 15,000 options which are not exercisable within 60 days of the date hereof.

 (6) Does not include 5,000 options which are not exercisable within 60 days of the date hereof.

 (7) Does not include 363,899 shares owned by Good Capital. Mr. Good is Chairman and a controlling stockholder of Good Capital and, accordingly, may be deemed to beneficially own the shares owned of record by Good Capital. Does not include 15,000 options which are not exercisable within 60 days of the date hereof.

 (8) Does not include 15,000 options which are not exercisable within 60 days of the date hereof.

 (9) Does not include 6,000 options which are not exercisable within 60 days of the date hereof.

 (10) Includes (i) 46,328 shares owned by Mr. Hegi, (ii) 134 shares held of record by a family company of which he is managing partner, (iii) 23,853 shares held in trust for his benefit and for which he serves as trustee, and (iv) 21,591 shares held in trusts for unrelated third parties of which he is trustee. Does not include (i) 2,422,620 shares held by Wingate Partners, (ii) 782,780 shares held by Wingate II, (iii) 4,340 shares held by Wingate Management Corporation, (iv) 640 shares held by Wingate Management Limited, L.L.C., and (v) 15,000 options which are not exercisable within 60 days of the date hereof. Mr. Hegi is an indirect general partner of each of Wingate Partners and Wingate II, President of Wingate Management Corporation, and a manager of Wingate Management Limited, L.L.C. and accordingly, may be deemed to beneficially own the shares owned of record by these entities. See Note (1) above and "Management."

 (11) Does not include 31,000 options which are not exercisable within 60 days of the date hereof.

 (12) Includes 18,477 shares owned by Mr. Johnson and 5,802 shares held in a self-directed individual retirement account for the benefit of Mr. Johnson. Does not include (i) 782,780 shares held by Wingate II, (ii) 640 shares held by Wingate Management Limited, L.L.C., and (iii) 15,000 options which are not exercisable within 60 days of the date hereof. Mr. Johnson is an indirect general partner of Wingate II and a manager of Wingate Management Limited, L.L.C. and, accordingly, may be deemed to beneficially own the shares owned of record by these entities. See Note
      (1) above and "Management."

 (13) Includes 50,000 shares issuable upon exercise of employee stock options. Does not include 235,000 options which are not exercisable within 60 days of the date hereof.

 (14) Does not include (i) 338,084 shares owned by Cumberland, (ii) Warrants exercisable for 1,547 shares held by ASI Partners III, L.P. (of which Cumberland serves as general partner), and (iii) 15,000 options which are not exercisable within 60 days of the date hereof. Mr. Miller is President and stockholder of Cumberland and, accordingly, may be deemed to beneficially own the shares and Warrants owned of record by Cumberland and ASI Partners III, L.P.

 (15) Does not include 2,500 options which are not exercisable within 60 days of the date hereof.

 (16) Includes (i) 9,318 shares owned by Mr. Rowsey and (ii) 140,714 shares issuable upon exercise of employee stock options. Does not include 15,000 options which are not exercisable within 60 days of the date hereof.

 (17) Includes (i) 628 shares owned by Mr. Schwarz and (ii) 120,000 shares issuable upon exercise of employee stock options. Does not include 15,000 options which are not exercisable within 60 days of the date hereof.

 (18) Does not include 15,000 options which are not exercisable within 60 days of the date hereof.

 (19) Does not include 6,000 options which are not exercisable within 60 days of the date hereof.

 (20) Does not include 15,000 options which are not exercisable within 60 days of the date hereof.

 (21) Includes (i) 126 shares owned by Mr. Uskup and (ii) 60,000 shares issuable upon exercise of employee stock options. Does not include 6,000 options which are not exercisable within 60 days of the date hereof.

 (22) Includes all securities beneficially owned by the current directors and executive officers of United and the Company, including an aggregate of
      (i) 293,913 shares of Common Stock and (ii) 579,913 shares issuable upon exercise of employee stock options. Does not include 441,500 options which are not exercisable within 60 days of the date hereof.

SELLING STOCKHOLDERS

    The following table sets forth the number of shares of Common Stock (on a fully diluted basis) (i) owned by the Selling Stockholders as of the date of this Prospectus, (ii) to be sold by the Selling Stockholders in the Offering, and (iii) to be owned by the Selling Stockholders immediately following the Offering. Shares beneficially owned include Common Stock issuable upon the exercise of Employee Stock Options exercisable within 60 days of the date of this Prospectus.

                                                  SHARES TO BE SOLD IN THE
                                                          OFFERING
                                                ----------------------------
                                                                   AMOUNT
                                                                   USED TO                           SHARES
                                   SHARES           AMOUNT         SATISFY          SHARES         BENEFICIALLY
                                BENEFICIALLY    FOR THE BENEFIT    OPTION         WITHHELD TO         OWNED       PERCENT
                                    OWNED         OF SELLING      EXERCISE        SATISFY TAX       AFTER THE       OF
SELLING STOCKHOLDER            BEFORE OFFERING    STOCKHOLDER     PRICE(1)      WITHHOLDING(2)      OFFERING       CLASS
-----------------------------  ---------------  ---------------  -----------  -------------------  -----------  -----------
Oran Ashley..................         6,311            2,300         --               --                4,011            *
Ronald C. Berg...............        10,284            4,000         --               --                6,284            *
Daniel H. Bushell............       224,148           92,992          8,664           37,492           85,000            *
Robert W. Eberspacher........        96,000           15,764          6,663            7,573           66,000            *
James K. Fahey...............        12,285            1,400         --               --               10,885            *
Stanley W. Feldman...........        60,000           28,541         14,731           16,728           --           --
Mark J. Hampton..............        15,166           14,166         --               --                1,000            *
Jeffrey G. Howard............        37,500           12,962          7,060            6,228           11,250            *
John D. Kennedy..............        24,965           20,000         --               --                4,965            *
Randy C. Kravitz.............         6,856            2,250         --               --                4,606            *
Linda C. Micallef............        30,040           12,962          7,060            6,228            3,790            *
Lawrence E. Miller...........        51,857           37,146          7,366            7,345           --                *
Michael D. Rowsey............       150,032           32,993          1,156           15,851          100,032            *
Steven R. Schwarz............       120,628           53,750         25,428           25,822           15,628            *
Albert H. Shaw...............        20,429           17,000         --               --                3,429            *
Thomas W. Sturgess(3)........       176,933           64,403         33,616           26,981           51,933            *
Joseph R. Templet............        19,500            5,000         --               --               14,500            *
Ergin Uskup..................        60,126           25,926         14,119           12,455            7,626            *

------------------------------

*   Represents less than 1.0%.

(1) Pursuant to the terms of certain Employee Stock Option grants, the optionee can exercise his or her options, through arrangements with independent brokers, on a "cashless" basis. The proceeds from a portion of the shares to be sold hereunder will be paid to the Company to satisfy the exercise price of certain Employee Stock Options exercised by certain Selling Stockholders in connection with this Offering.

(2) A portion of the shares of Common Stock issuable upon exercise of such options will be withheld by the Company in partial satisfaction of the optionee's tax liability related to the exercise of Employee Stock Options in connection with this Offering.

(3) Includes 16,933 shares held in an individual retirement trust account and Employee Stock Options to purchase 160,000 shares of Common Stock. Does not include (i) 2,422,620 Shares of Common Stock owned by Wingate Partners, and
    (ii) 4,340 shares of Common Stock owned by Wingate Management Corporation. Mr. Sturgess is a general partner of Wingate Management Company, L.P., the managing general partner of Wingate Partners and an officer of Wingate Management Corporation and, accordingly, may be deemed to beneficially own shares of Common Stock owned by such entities.

    For a description of affiliations between certain Selling Stockholders, see "--Security Ownership of Certain Beneficial Owners and Management." The Company will pay all expenses of the Offering attributable to the Selling Stockholders (excluding underwriting discounts and commissions). As of the date of this Prospectus, all Selling Stockholders except for Mr. Sturgess were employees of the Company.

CERTAIN RELATIONSHIPS BETWEEN THE COMPANY AND SELLING STOCKHOLDERS

    In connection with the employment of certain persons by the Company (the "Optionees"), the Company granted the Optionees certain Employee Stock Options (the "Selling Stockholder Options"). The Selling Stockholder Options are currently exercisable in whole or in part and the Optionees presently have the right to sell all or part of the Common Stock received upon exercise of the Selling Stockholder Options and all other shares of Common Stock owned by them. To facilitate the orderly distribution of the Common Stock held or to be held by the Optionees, the Optionees and the Company have entered into an Agreement to Sell (the "Agreement to Sell"), by which the Optionees have agreed to sell their Common Stock exclusively by means of this Offering, refrain from disposing of their Common Stock until the closing of the Offering and enter into a lock-up agreement with the Underwriters pursuant to which the Optionees will agree not to dispose of any Common Stock for 60 days after the closing of the Offering. In consideration of this Agreement to Sell, the Company will reimburse the Optionee an amount equal to (i) the underwriting discount and commission paid by the Optionee in respect of the sale of Common Stock, less (ii) the product of (A) the number of shares of Common Stock sold by the Optionee and (B) an amount per share representing the standard commission that would otherwise have been charged to the Optionee in connection with the sale of Optionee's shares of Common Stock. The aggregate amount expected to be reimbursed by the Company to the Optionee pursuant to the terms of this Agreement to Sell as a result of this
Offering is $    . All Selling Stockholders are parties to the Agreement to
Sell.

    As a result of United's redemption of all of its outstanding Series A Preferred Stock effected on September 2, 1997, Messrs. Rowsey, Miller and Eberspacher each received $92,166 in aggregate proceeds from such redemption.

    United has granted to Messrs. Rowsey, Eberspacher, Bushell, Kennedy and Miller Employee Stock Options exercisable for an aggregate of (i) 94,506, 70,390, 89,199, 6,937 and 59,740 shares, respectively, at an exercise price of $1.45 per share (which were originally granted in 1992 in connection with the Associated transaction); (ii) 15,000, 7,500, 15,000, 7,500 and 3,750 shares, respectively, at an exercise price of $5.12 per share; and (iii) 105,000, 52,500, 105,000, 52,500 and 26,250 shares, respectively, at an exercise price of $16.875 per share. United has also granted Employee Stock Options to Messrs. Schwarz, Uskup, Feldman, Howard, Ashley, Berg, Fahey, Hampton, Kravitz, Shaw and Templet and Ms. Micallef exercisable for an aggregate of (i) 15,000, 7,500, 7,500, 3,750, 2,500, 3,750, 3,750, 3,750, 2,500, 7,500, 7,500 and 3,750 shares, respectively, at an exercise price of $5.12 per share and (ii) 105,000, 52,500, 52,500, 33,750, 17,500, 26,250, 26,250, 33,750, 17,500, 52,500, 52,500 and
26,250 shares, respectively, at an exercise price of $16.875 per share.

    Additionally, on January 28, 1998, Messrs. Rowsey, Bushell, Schwarz, Uskup, Ashley, Berg, Eberspacher, Fahey, Feldman, Hampton, Howard, Kennedy, Kravitz, Miller, Shaw and Templet and Ms. Micallef were granted options for 15,000, 15,000, 15,000, 6,000, 2,500, 2,500, 6,000, 2,500, 6,000, 6,000, 2,500, 6,000,
2,500, 2,500, 6,000, 6,000, and 2,500 respectively, at an exercise price of $46.75, under the Management Equity Plan. All such options vest in 20% increments on each anniversary of the grant, except that vesting may be accelerated on the third or fourth anniversary of the grant if the stock price has increased by at least a 15% compounded annual growth rate.

    Effective January 1, 1996, United granted to Mr. Sturgess, the Company's former Chairman, President and Chief Executive Officer, in consideration of services rendered in such capacity (i) options exercisable for an aggregate of 240,000 shares of Common Stock at an exercise price of $16.875 per share and
(ii) options exercisable for an aggregate of 120,000 shares of Common Stock at an exercise price of $5.12 per share. In November 1996, in connection with the resignation of Mr. Sturgess as Chairman, President and Chief Executive Officer of the Company, United and Mr. Sturgess entered into a termination agreement whereby Mr. Sturgess retained options currently exercisable for an aggregate of 160,000 shares of Common Stock at an exercise price of $16.875 per share.

    In July 1997, in connection with the negotiation of the executive vice president employment agreements discussed below, United and each of Messrs. Rowsey, Bushell and Schwarz entered into amendments to their respective stock option agreements under United's Management Equity Plan. The amendments revised the terms of exercisability of such options following a termination of such employee without Cause or such employee's termination for Good Reason (each as defined in such employee's respective employment agreement).

    Effective as of June 1, 1997, the Company entered into new employment agreements with Messrs. Bushell, Rowsey and Schwarz. Pursuant to such agreements, the term of employment began on June 1, 1997 and continues until the executive or the Company notifies the other party. If the executive notifies the Company, the term of employment ends 90 days after such notification, and if the Company notifies the executive, the term of employment ends at the later of (i) June 1, 2000 or (ii) two years after such notification. The term of employment may also be terminated earlier by either the executive or the Company. The agreements provide for an annual base salary of at least $265,000, plus participation in all bonus, stock option and other benefit plans generally available to executive officers of the Company.

    If the executive's employment is terminated due to death or disability, he generally is entitled to an amount equal to the sum of his annual base salary and his previous year's annual incentive compensation award payable over a 12-month period. If the executive's employment is terminated by the Company without Cause (as defined in the agreement) or by him for Good Reason (as defined in the agreement), he generally is entitled to a severance amount (subject to mitigation) equal to the sum of his base salary and bonuses for the months remaining in the term of employment (or which would have been remaining in the term of employment if the Company had given notice on the termination date) payable over the severance period, and continued welfare benefit coverage over such severance period. If the executive's employment is terminated for any reason other than for Cause, the Company will allow the executive, his spouse, and his eligible dependents to participate in the Company's health plan for a specified period, subject to certain limitations on nonemployee participation and subject to the executive (or his spouse or dependents) paying for such coverage.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have outstanding 18,377,191 shares of Common Stock. In addition, 1,547 shares of Common Stock will be issuable upon exercise of outstanding Warrants and 1,273,339 shares will be issuable upon exercise of Employee Stock Options, subject to the mandatory redemption and cancellation of shares issuable upon exercise of certain Employee Stock Options to satisfy tax withholding obligations. Of the shares of Common Stock that will be outstanding after this Offering, 14,263,145 shares will be freely tradable without restriction or further registration under the Securities Act. All of the remaining 4,114,046 shares of Common Stock held by existing stockholders and 1,547 shares issuable upon the exercise of Warrants will be "restricted" securities within the meaning of the Securities Act as a result of the issuance thereof in private transactions not involving a public offering. The "restricted" securities may not be resold unless they are registered under the Securities Act or are sold pursuant to an available exemption from registration, including Rule 144 under the Securities Act.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an "affiliate" (as that term is defined in Rule 144)) is entitled to sell, within any three-month period, a number of those shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (183,771 shares immediately after this Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and requirements as to the availability of current public information concerning the Company. Rule 144 provides that a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including, in certain circumstances, the holding period of any prior owner) is entitled to sell those shares under Rule 144(k) without regard to the limitations described above.

    After completion of the Offering and expiration of the 60-day lockup agreement described below, all shares of Common Stock that are "restricted" securities will be eligible for sale on the open market under Rule 144 (as currently in effect), subject to the volume and manner of sales limitations referred to above. Certain stockholders have been granted certain rights with respect to registration under the Securities Act of shares of Common Stock held by them.

    The Company's directors and certain executive officers, the Selling Stockholders and certain other significant stockholders of the Company have agreed that, for the period of up to 60 days following the date of this Prospectus, each will not (i) directly or indirectly, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to (collectively, a "Disposition"), any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (collectively, the "Securities"), now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, otherwise than (a) the shares offered hereby by such persons, (b) as a bona fide gift or gifts, provided the donee or donees thereof agree to be bound in writing by the terms of the "lock-up" agreement, (c) as a distribution to limited partners or stockholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of the "lock-up" agreement, or (d) with prior written consent of the Representatives or (ii) make any demand for or exercise any right with respect to the registration of any Securities. In addition, the Company has agreed that, during the period of up to 60 days from the date of this Prospectus, it will not, without the prior written consent of the Representatives, either directly or indirectly, effect a Disposition with respect to any Securities, other than the shares offered hereby and the Company's issuance of Common Stock upon exercise of Employee Stock Options.

    The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. See "Risk Factors--Impact of Shares Eligible for Future Sale."

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 46,500,000 shares, consisting of (i) 1,500,000 shares of a class designated as preferred stock, $0.01 par value ("preferred stock"), (ii) 40,000,000 shares of Common Stock, and
(iii) 5,000,000 shares of Nonvoting Common Stock. Of the authorized shares of capital stock, 16,160,695 shares of Common Stock, no shares of Nonvoting Common Stock and no shares of preferred stock were outstanding as of May 6, 1998. In addition, Employee Stock Options exercisable for an aggregate of 1,902,538 shares of Common Stock and Warrants exercisable for an aggregate of 1,547 shares of Common Stock were outstanding as of such date.

COMMON STOCK AND NONVOTING COMMON STOCK

    Holders of shares of Common Stock and Nonvoting Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of outstanding shares of any preferred stock and certain restrictions under agreements governing the Company's indebtedness. See "Common Stock Price Range and Dividend Policy" and "Description of Indebtedness." In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock and Nonvoting Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

    Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. The holders of a majority of shares of Common Stock represented at a meeting of stockholders can elect all of the directors to be elected at such a meeting.

    Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any series of preferred stock which the Company may issue in the future. Shares of Nonvoting Common Stock are entitled to all rights granted to, and subject to all restrictions imposed on, shares of Common Stock, other than the right to vote, except in certain limited circumstances. Subject to certain restrictions, shares of Nonvoting Common Stock are convertible at any time at the option of the holder thereof into shares of Common Stock for no additional consideration.

PREFERRED STOCK

    The Company is authorized to issue 1,500,000 shares of preferred stock. The Board of Directors of the Company, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or the Company's Charter, the Board of Directors is empowered to determine the designation of and the number of shares constituting a series of preferred stock, the dividend rate thereon, the terms and conditions of any voting and conversion rights for the series, the amounts payable on the series upon redemption or upon the liquidation, dissolution or winding-up of the Company, the provisions of any sinking fund for the redemption or purchase of shares of any series, and the preferences and relative rights among the series of preferred stock. Such rights, preferences, privileges and limitations could adversely affect the rights of holders of Common Stock. In addition, the Board of Directors of the Company, subject to its fiduciary duties, may issue shares of preferred stock in order to deter a takeover attempt. See "Risk Factors-- Possible Anti-Takeover Effects."

WARRANTS

    As of May 6, 1998, Warrants exercisable for an aggregate of 1,547 shares of Common Stock were outstanding. The Warrants contain customary antidilution provisions and are exercisable through January 31, 2002. The Warrants provide the holders thereof with certain "tag along rights" which entitle such holders to participate, on a pro rata basis, in certain sales of shares of Common Stock by Wingate Partners, Cumberland, Good Capital or certain of their affiliates. Pursuant to the Warrants, Wingate Partners has been granted certain "go along rights" which are triggered (subject to certain exceptions) in the event (i) Wingate Partners sells 100% of its equity interest in the Company in a private offering, (ii) all or substantially all of the assets of the Company are sold and the proceeds of such sale are distributed to the stockholders of the Company or (iii) the Company participates in a merger or consolidation. In the event Wingate Partners exercises its "go along rights" in connection with the occurrence of one of the events described above, each holder of Warrants would become obligated to sell all Warrants and shares of Common Stock held by such holders in the applicable transaction and to vote all shares of Common Stock in favor of such transaction.

    Pursuant to the terms of the Warrants, if at any time the Company does not have securities registered under Section 12(b) or 12(g) of the Exchange Act and is not required to file reports under Section 15(d) of the Exchange Act, the holders of the Warrants will be entitled to preemptive rights with respect to certain issuances of shares of Common Stock by the Company and to board observation rights for meetings of the Boards of Directors of the Company and its subsidiaries. The Warrants also contain certain covenants and agreements with respect to, among other things, (i) transactions with affiliates (other than certain specified transactions with Wingate Partners, Cumberland and Good Capital), (ii) certain mergers, reorganizations, recapitalizations and other events with respect to the shares of Common Stock, (iii) the repurchase or redemption of shares of Common Stock, (iv) changes of the fiscal year of the Company, (v) the taking of actions that would cause the Company or any subsidiary of the Company to own less than 80% of any subsidiary of the Company, except that the Company and each subsidiary of the Company may own a percentage of the stock of any such subsidiary not lower than the percentage owned at the effective time of the Merger, (vi) delivery of financial statements of the Company, and (vii) indemnification.

SPECIAL PROVISIONS OF THE CHARTER AND BYLAWS

    The Charter and Bylaws provide include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. These provisions are also intended to help ensure that the Board of Directors, if confronted by an unsolicited proposal from a third party that has acquired a block of stock of the Company, will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal, and to act in what the Board of Directors believes to be the best interests of the Company and its stockholders. The provisions of the Charter described under "Classified Board of Directors" and "Vote Required for Certain Business Combinations" below may not be amended or repealed unless approved by holders of at least 80% of the voting power of the then outstanding Common Stock. The following is a summary of the provisions of the Charter and Bylaws and is qualified in its entirety by reference to such documents in their respective forms filed as exhibits to the Registration Statement of which this Prospectus forms a part.

    CLASSIFIED BOARD OF DIRECTORS. The Charter provides for three classes of directors, which serve staggered three-year terms and which shall be elected by the holders of the Common Stock. Under certain circumstances, the classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time. Given the current structure of the Company's Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors at any time when the Company has seven or more directors.

    VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS.  The Company is subject to
Section 203 of the Delaware General Corporation Law, as amended (the "DGCL"), which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following events occurs: (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" for purposes of the DGCL is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

    In addition, the Charter provides that certain transactions involving an "interested stockholder" require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding Common Stock. Such transactions include certain (i) mergers or consolidations of the Company, (ii) sales, leases, pledges and similar transactions involving the Company's assets, (iii) issuances or transfers of the Company's securities, (iv) adoptions of a plan of liquidation or dissolution of the Company and (v) reclassifications and recapitalizations of the Company. Such vote requirement is in addition to that required by the DGCL as described in the preceding paragraph. An "interested stockholder" for purposes of the Charter is a person who beneficially owns 20% or more of the Company's voting stock or an affiliate of the Company who at any time within the previous two years beneficially owned 20% or more of the Company's voting stock. Wingate constitutes an "interested stockholder" for purposes of both the DGCL and the Charter.

    LIMITATIONS ON DIRECTORS' LIABILITY. The Charter provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. By virtue of these provisions, a director of the Company is not personally liable for monetary damages for a breach of such director's fiduciary duty except for liability for (i) breach of the duty of loyalty to the Company or to its stockholder, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are unlawful under the DGCL, and (iv) any transaction from which such director receives an improper personal benefit. In addition, the Charter provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NEW CREDIT FACILITIES

    On April 3, 1998, USSC entered into the New Credit Agreement with United as guarantor, The Chase Manhattan Bank, as agent, and a group of banks and financial institutions (including Chase, the "Senior Lenders"). The following is a summary of the principal terms of the New Credit Agreement which summary does not purport to be complete and is subject, and is qualified in its entirety by reference to, all the provisions of the New Credit Agreement, as it may be further amended from time to time, a copy of which is available upon request to the Company. See "Available Information."

    The New Credit Agreement provides for the funding of the Azerty Acquisition, the refinancing of certain existing indebtedness and for other general corporate purposes of the Company and its subsidiaries. The New Credit Facilities under the New Credit Agreement consist of $150.0 million of borrowings pursuant to the Tranche A Term Loan Facility and commitments of up to $250.0 million of revolving loan borrowings pursuant to the Revolving Credit Facility (including a sublimit of $90.0 million under the Revolving Credit Facility for letters of
credit) of which approximately $   million (excluding approximately $   million
of outstanding letters of credit under the Revolving Credit Facility) is expected to be outstanding as of the date of the consummation of the Offering. A portion of the Revolving Credit Facility is allocated for swingline loans. The New Credit Facilities also included borrowings of $100.0 million under the Tranche B Term Loan Facility. A substantial portion of the Tranche B Term Loan Facility was repaid with the net proceeds from the Notes Offering. The remainder of the Tranche B Term Loan Facility was permanently repaid with proceeds from the sale of certain receivables. The net proceeds to the Company from the Offering will be used to repay a portion of the indebtedness outstanding under the Tranche A Term Loan Facility. See "Use of Proceeds." The repayment of indebtedness under the Tranche A Term Loan Facility will result in a permanent reduction in the amount borrowable thereunder.

    The loans under the Tranche A Term Loan Facility and the Revolving Credit Facility generally bear interest as determined within a set range with the rate based on the ratio of total debt (which excludes the face amount of any undrawn letters of credit) of United and its subsidiaries to EBITDA (as defined in the New Credit Agreement). The Tranche A Term Loan Facility and the Revolving Credit Facility bear interest, at the option of the Company and based upon financial performance, at the base rate (i.e., the higher of the prime rate or federal funds plus 0.50%) plus 0% to 0.75% or LIBOR plus 1.00% to 2.00%.

    As of the date of this Prospectus, the outstanding principal balance of the Tranche A Term Loan Facility consists of $150.0 million and matures on or about March 31, 2004, and no amount of the Tranche B Term Loan Facility remained outstanding, which had been scheduled to mature on or about December 31, 2004. The term loans under the Tranche A Term Loan Facility are repayable in consecutive quarterly installments commencing on or about June 30, 1998, the first four of which are each in the amount of $2.5 million, the next four of which are each in the amount of $3.75 million, the next four of which are each in the amount of $6.25 million, the next four of which are each in the amount of $7.5 million and the last eight of which are each in the amount of $8.75 million.

    Loans under the Tranche A Term Loan Facility and the Revolving Credit Facility may be prepaid at any time, and are subject to certain mandatory prepayments out of (i) net proceeds received from the issuance of equity by United or any of its subsidiaries subject to certain exceptions provided in the New Credit Agreement, (ii) net proceeds from certain asset sales in excess of $15.0 million, (iii) 50% of the Company's Excess Cash Flow (as defined in the New Credit Agreement) for any fiscal year (commencing with the fiscal year ending December 31, 1998), but only if the Debt to Cash Flow Ratio (as defined in the New Credit Agreement) as of the last day of the fiscal year is greater than 3.75 to 1, (iv) net proceeds received from casualty events subject to certain exceptions provided within the New Credit Agreement and (v) net proceeds received from certain debt issuances. Prepayments under the Tranche A Term Loan Facility will be applied PRO RATA to the remaining installments due under the Tranche A Term Loan Facility and, next, to the permanent reduction of commitments (and the payment of loans outstanding) under the Revolving Credit Facility.

    The Tranche A Term Loan Facility and the Revolving Credit Facility are guaranteed, on a joint and several basis, by the Company and all of the direct and indirect domestic subsidiaries of USSC.

    The Tranche A Term Loan Facility and the Revolving Credit Facility are secured by perfected first priority pledges of the stock of the Company, all of the stock of the domestic direct and indirect subsidiaries of the Company and certain of the stock of all of the foreign direct and indirect subsidiaries (other than the Receivables Company) of the Company and security interests in, and liens upon, certain accounts receivable, inventory, contract rights and other personal and certain real property of the Company and its domestic subsidiaries. The New Credit Agreement provides for the complete release, upon request by the Company, of the liens upon achievement of an investment grade rating from S&P or Moody's for the unsecured long-term debt of United or the Company for any quarter, and a partial release in the event the Leverage Ratio (as defined in the New Credit Agreement) is less than or equal to 3 to 1. The Majority Lenders (as defined in the New Credit Agreement) may request that the security interests be regranted if the Leverage Ratio for any subsequent quarter exceeds 3 to 1. In addition, the New Credit Agreement permits the release of the Senior Lenders' lien in connection with the sale of specified receivables under the Receivables Securitization Program. See "Recent Transactions--Receivables Securitization Program."

    The New Credit Agreement contains certain restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets, incur indebtedness or liens, pay dividends or make other payments in respect of capital stock or subordinated indebtedness, make investments or other acquisitions, engage in mergers or consolidations, engage in transactions with affiliates, and engage in any business other than specified businesses. In addition, the New Credit Agreement requires the Company to comply with certain financial ratios and tests, including ratios of total debt to EBITDA, cash flow to fixed charges, and EBITDA to interest expense, and a minimum net worth test.

    Defaults under the New Credit Agreement include, among other things, (i) failure to pay principal when due; (ii) failure to pay interest within three business days after the due date; (iii) default in the performance of certain covenants and other obligations which, in some cases, continues for ten days;
(iv) default by the Company, USSC or any of its subsidiaries in respect of any of its indebtedness above specified levels; (v) certain bankruptcy events; (vi) certain judgments against the Company or any of its subsidiaries; (vii) the occurrence of a change of control (as defined in the New Credit Agreement); and
(viii) the existence of certain environmental claims or liabilities.

12 3/4% NOTES

    The 12 3/4% Notes were originally issued on May 3, 1995 pursuant to the 12 3/4% Notes Indenture. As of the date hereof, the aggregate outstanding principal amount of 12 3/4% Notes was $100.0 million. The 12 3/4% Notes are unsecured senior subordinated obligations of USSC, and payment of the 12 3/4% Notes is fully and unconditionally guaranteed by the Company and USSC's domestic "restricted" subsidiaries on a senior subordinated basis. The 12 3/4% Notes mature on May 1, 2005, and bear interest at the rate of 12 3/4% per annum, payable semiannually on May 1 and November 1 of each year.

    In addition, the 12 3/4% Notes are redeemable at the option of USSC at any time on or after May 1, 2000, in whole or in part, at the following redemption prices (expressed as percentages of principal amount):

                                                                                   REDEMPTION
YEAR BEGINNING MAY 1                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2000.............................................................................     106.375%
2001.............................................................................     104.781%
2002.............................................................................     103.188%
2003.............................................................................     101.594%

and thereafter at 100.0% of the principal amount, in each case together with accrued and unpaid interest, if any, to the redemption date.

    Upon the occurrence of a change of control (which term includes the acquisition by any person or group of more than 50% of the voting power of the outstanding common stock of either the Company or USSC or certain significant changes in the composition of the Board of Directors of either the Company or
USSC), USSC shall be obligated to offer to redeem all or a portion of each holder's 12 3/4% Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of such redemption. Such obligation, if it arose, could have a material adverse effect on the Company.

    The 12 3/4% Notes Indenture governing the 12 3/4% Notes contains certain covenants, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the existence of liens, disposition of proceeds of asset sales, the making of guarantees by restricted subsidiaries, transfer and issuances of stock of subsidiaries, the imposition of certain payment restrictions on restricted subsidiaries and certain mergers and sales of assets.

8 3/8% NOTES

    The 8 3/8% Notes were issued on April 15, 1998 pursuant to the 8 3/8% Notes Indenture. As of the date hereof, the aggregate outstanding principal amount of 8 3/8% Notes was $100.0 million. The 8 3/8% Notes are unsecured senior subordinated obligations of USSC, and payment of the 8 3/8% Notes is fully and unconditionally guaranteed by the Company and USSC's domestic subsidiaries that incur Indebtedness (as defined in the 8 3/8% Notes Indenture) on a senior subordinated basis. The 8 3/8% Notes mature on April 15, 2008, and bear interest at the rate of 8 3/8% per annum, payable semiannually on April 15 and October 15 of each year.

    The 8 3/8% Notes Indenture provides that, prior to April 15, 2001, USSC may redeem, at its option, up to 35% of the aggregate principal amount of the 8 3/8% Notes within 180 days following one or more Public Equity Offerings (as defined in the 8 3/8% Notes Indenture) with the net proceeds of such offerings at a redemption price equal to 108.375% of the principal amount thereof, together with accrued and unpaid interest and Additional Amounts (as defined in the 8 3/8% Notes Indenture), if any, to the date of redemption; provided that immediately after giving effect to each such redemption, at least 65% of the aggregate principal amount of the 8 3/8% Notes remain outstanding after giving effect to such redemption.

    In addition, the 8 3/8% Notes are redeemable at the option of USSC at any time on or after April 15, 2003, in whole or in part, at the following redemption prices (expressed as percentages of principal amount):

                                                                                   REDEMPTION
YEAR BEGINNING APRIL 15                                                               PRICE
---------------------------------------------------------------------------------  -----------
2003.............................................................................     104.188%
2004.............................................................................     102.792%
2005.............................................................................     101.396%

and thereafter at 100.000% of the principal amount, in each case together with accrued and unpaid interest, if any, to the redemption date.

    Upon the occurrence of a change of control (which term includes the acquisition by any person or group of more than 50% of the voting power of the outstanding common stock of either the Company or USSC or certain significant changes in the composition of the Board of Directors of either the Company or
USSC), USSC shall be obligated to offer to redeem all or a portion of each holder's 8 3/8% Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of such redemption. Such obligation, if it arose, could have a material adverse effect on the Company.

    The 8 3/8% Notes Indenture governing the 8 3/8% Notes contains certain covenants, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the existence of liens, disposition of proceeds of asset sales, the making of guarantees by restricted subsidiaries, transfer and issuances of stock of subsidiaries, the imposition of certain payment restrictions on restricted subsidiaries and certain mergers and sales of assets. In addition, the 8 3/8% Notes Indenture provides for the issuance thereunder of up to $100.0 million aggregate principal amount of additional 8 3/8% Notes having substantially identical terms and conditions to the 8 3/8% Notes, subject to compliance with the covenants contained in the 8 3/8% Notes Indenture, including compliance with the restrictions contained in the 8 3/8% Notes Indenture relating to incurrence of indebtedness.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Cleary Gull Reiland & McDevitt Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below:

UNDERWRITER                                                                            NUMBER OF SHARES
-------------------------------------------------------------------------------------  -----------------
Bear, Stearns & Co. Inc. ............................................................
Donaldson, Lufkin & Jenrette Securities Corporation..................................
Morgan Stanley & Co. Incorporated....................................................
Cleary Gull Reiland & McDevitt Inc. .................................................

                                                                                       -----------------
  Total..............................................................................
                                                                                       -----------------
                                                                                       -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and, to a limited extent, the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company and the Selling Stockholders have been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public
offering price less a concession not to exceed $    per share. The selected
dealers may reallow a concession to certain other dealers not to exceed $    per
share. After the Offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

    The Underwriters have agreed to reimburse the Company in the amount of
$      for expenses incurred by the Company in connection with the Offering.

    In order to facilitate this Offering, certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after this Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Stockholders. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this Offering are reclaimed if shares of Common Stock previously distributed in this Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Certain persons participating in this Offering may also engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed (or a related security) to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit such activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of such market maker's average daily trading volume in the security for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the date of filing of the Registration Statement of which this Prospectus forms a part.

    The Company has granted the Underwriters an option to purchase up to 347,912 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. If the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    No action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the Common Stock offered pursuant to the Offering in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of the shares of Common Stock offered hereby in certain jurisdictions may be restricted by law. Accordingly, the shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus supplements. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase of, any shares of Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

    Each of the Company, its directors, certain executive officers, the Selling Stockholders and certain other significant stockholders of the Company has agreed that for a period of 60 days from the date of this Prospectus, it will not, without prior written consent of the Representatives, issue, sell, offer or agree to sell, grant any option for the sale, or otherwise dispose of, directly or indirectly, any Common Stock or any securities substantially similar to the Common Stock or any securities convertible into, exercisable for or exchangeable for Common Stock or securities substantially similar to the Common Stock, otherwise than in this Offering or upon the exercise of presently outstanding stock options. See "Shares Eligible for Future Sale."

    Certain of the Underwriters have in the past provided, and may in the future provide, investment banking services for the Company. In particular, Bear, Stearns & Co. Inc., Morgan Stanley & Co. Incorporated and Cleary Gull Reiland & McDevitt Inc. served as underwriters for the October Equity Offering. In addition, Bear, Stearns & Co. Inc. acted as one of the initial purchasers in the Notes Offering.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and certain Selling Stockholders by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York, and for the Underwriters by Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements of the Company at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, appearing in and incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference herein. Such consolidated financial statements are included herein and are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    With respect to the unaudited condensed consolidated interim financial information for the three months ended March 31, 1997 and 1998, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                         INDEX TO FINANCIAL STATEMENTS

UNITED STATIONERS INC. AND SUBSIDIARIES
  Report of Independent Auditors.......................................................        F-2
  Consolidated Balance Sheets as of December 31, 1996 and 1997.........................        F-3
  Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and
    1997...............................................................................        F-5
  Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
    December 31, 1995, 1996 and 1997...................................................        F-6
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
    1997...............................................................................        F-7
  Notes to Consolidated Financial Statements...........................................        F-8

  Condensed Consolidated Balance Sheets as of December 31, 1997 (audited) and March 31,
    1998 (unaudited)...................................................................       F-29
  Condensed Consolidated Statements of Income for the Three Months Ended March 31, 1997
    and 1998 (unaudited)...............................................................       F-30
  Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31,
    1997 and 1998 (unaudited)..........................................................       F-31
  Notes to Condensed Consolidated Financial Statements.................................       F-32

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of

Directors of United Stationers Inc.

    We have audited the accompanying consolidated balance sheets of United Stationers Inc. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Stationers Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ERNST & YOUNG LLP

Chicago, Illinois
January 27, 1998

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                        AS OF DECEMBER 31,
                                                                       --------------------
                                                                         1996       1997
                                                                       ---------  ---------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents..........................................  $  10,619  $  12,367
  Accounts receivable, less allowance for doubtful accounts of $6,318
    in 1996 and $7,071 in 1997.......................................    291,401    311,920
  Inventories........................................................    463,239    511,555
  Other..............................................................     25,221     14,845
                                                                       ---------  ---------
TOTAL CURRENT ASSETS.................................................    790,480    850,687
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land...............................................................     21,878     21,857
  Buildings..........................................................    100,031    101,322
  Fixtures and equipment.............................................    102,092    113,037
  Leasehold improvements.............................................      1,040      1,026
                                                                       ---------  ---------
  Total property, plant and equipment................................    225,041    237,242
  Less--accumulated depreciation and amortization....................     51,266     72,699
                                                                       ---------  ---------
NET PROPERTY, PLANT AND EQUIPMENT....................................    173,775    164,543
GOODWILL.............................................................    115,449    111,852
OTHER................................................................     30,163     20,939
                                                                       ---------  ---------
TOTAL ASSETS.........................................................  $1,109,867 $1,148,021
                                                                       ---------  ---------
                                                                       ---------  ---------

                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        AS OF DECEMBER 31,
                                                                       --------------------
                                                                         1996       1997
                                                                       ---------  ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt...............................  $  46,923  $  44,267
  Accounts payable...................................................    238,124    236,475
  Accrued expenses...................................................     93,789    107,935
  Accrued income taxes...............................................      6,671     10,561
                                                                       ---------  ---------
TOTAL CURRENT LIABILITIES............................................    385,507    399,238
DEFERRED INCOME TAXES................................................     36,828     19,383
LONG-TERM DEBT.......................................................    552,613    492,868
OTHER LONG-TERM LIABILITIES..........................................     15,502     13,224
REDEEMABLE PREFERRED STOCK
  Preferred Stock Series A, $0.01 par value, 15,000 and 0,
    respectively, authorized; 5,000 and 0, respectively, issued and
    outstanding, 3,086 and 0, respectively, accrued..................      8,086         --
  Preferred Stock Series C, $0.01 par value; 15,000 and 0,
    respectively, authorized; 11,699 and 0, respectively, issued and
    outstanding......................................................     11,699         --
                                                                       ---------  ---------
TOTAL REDEEMABLE PREFERRED STOCK.....................................     19,785         --
REDEEMABLE WARRANTS..................................................     23,812         --
STOCKHOLDERS' EQUITY
  Common Stock (voting), $0.10 par value; 40,000,000 authorized
    11,446,306 and 15,905,273, respectively, issued and
    outstanding......................................................      1,145      1,591
  Common Stock (nonvoting), $0.01 par value, 5,000,000 authorized;
    758,994 and 0, respectively, issued and outstanding..............          8         --
  Capital in excess of par value.....................................     44,418    213,042
  Retained earnings..................................................     30,249      8,675
                                                                       ---------  ---------
TOTAL STOCKHOLDERS' EQUITY...........................................     75,820    223,308
                                                                       ---------  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........................  $1,109,867 $1,148,021
                                                                       ---------  ---------
                                                                       ---------  ---------

                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEARS ENDED DECEMBER 31,
                                                           -------------------------------
                                                             1995       1996       1997
                                                           ---------  ---------  ---------
NET SALES................................................  $1,751,462 $2,298,170 $2,558,135
COST OF GOODS SOLD.......................................  1,446,949  1,907,209  2,112,204
                                                           ---------  ---------  ---------
GROSS PROFIT.............................................    304,513    390,961    445,931
OPERATING EXPENSES:
  Warehousing, marketing and administrative expenses.....    237,197    277,957    311,002
  Non-recurring charges..................................         --         --     64,698
  Restructuring charge...................................      9,759         --         --
                                                           ---------  ---------  ---------
  Total operating expenses...............................    246,956    277,957    375,700
                                                           ---------  ---------  ---------
Income from operations...................................     57,557    113,004     70,231
INTEREST EXPENSE.........................................     46,186     57,456     53,511
                                                           ---------  ---------  ---------
  Income before income taxes and extraordinary item......     11,371     55,548     16,720
INCOME TAXES.............................................      5,128     23,555      8,532
                                                           ---------  ---------  ---------
  Income before extraordinary item.......................      6,243     31,993      8,188
EXTRAORDINARY ITEM--loss on early retirement of debt, net
  of tax benefit of $967 in 1995 and $3,956 in 1997......     (1,449)        --     (5,884)
                                                           ---------  ---------  ---------
NET INCOME...............................................      4,794     31,993      2,304
PREFERRED STOCK DIVIDENDS ISSUED AND ACCRUED.............      1,998      1,744      1,528
                                                           ---------  ---------  ---------
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS...........  $   2,796  $  30,249  $     776
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------
NET INCOME PER COMMON SHARE:
  Income before extraordinary item.......................  $    0.39  $    2.48  $    0.51
  Extraordinary item.....................................      (0.13)        --      (0.45)
                                                           ---------  ---------  ---------
  Net income per common share............................  $    0.26  $    2.48  $    0.06
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------
Average number of common shares (in thousands)...........     10,747     12,205     13,064
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------
NET INCOME PER COMMON SHARE--ASSUMING DILUTION:
  Income before extraordinary item.......................  $    0.33  $    2.03  $    0.43
  Extraordinary item.....................................      (0.11)        --      (0.38)
                                                           ---------  ---------  ---------
  Net income per common share............................  $    0.22  $    2.03  $    0.05
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------
Average number of common shares (in thousands)...........     12,809     14,923     15,380
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------

                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                  NUMBER OF
                                                                REDEEMABLE PREFERRED STOCK                         COMMON
                                                        ------------------------------------------  REDEEMABLE     SHARES
                                                            A          B          C        TOTAL     WARRANTS     (VOTING)
                                                        ---------  ---------  ---------  ---------  -----------  -----------
DECEMBER 31, 1994.....................................  $   6,788  $   6,560  $   9,841  $  23,189   $   1,650      960,346
  Net income..........................................         --         --         --         --          --           --
  Preferred stock dividends...........................        649        332        763      1,744          --           --
  Repurchase of Series B preferred stock..............         --     (6,892)        --     (6,892)         --           --
  Cash dividends......................................         --         --         --         --          --           --
  Accretion of warrants to fair market value..........         --         --         --         --      37,275           --
  Issuance of warrants from option grant..............         --         --         --         --       2,900           --
  Nonvoting common stock issued for services related
    to financing the Acquisition issued in exchange
    for common stock, warrants and options............         --         --         --         --        (460)    (109,159)
  Increase in value of stock option grants............         --         --         --         --          --           --
  Common stock issued:
    Acquisition.......................................         --         --         --         --          --    4,831,873
    Exercise of warrants..............................         --         --         --         --      (1,673)      58,977
    100% stock dividend                                        --         --         --         --          --    5,683,463
    Stock option exercises............................         --         --         --         --          --       20,806
  Other...............................................         --         --         --         --          --           --
                                                        ---------  ---------  ---------  ---------  -----------  -----------
DECEMBER 31, 1995.....................................      7,437         --     10,604     18,041      39,692   11,446,306
  Net income..........................................         --         --         --         --          --           --
  Preferred stock dividends...........................        649         --      1,095      1,744          --           --
  Reduction of warrants to fair market value..........         --         --         --         --     (15,880)          --
  Decrease in value of stock option grants............         --         --         --         --          --           --
  Other...............................................         --         --         --         --          --           --
                                                        ---------  ---------  ---------  ---------  -----------  -----------
DECEMBER 31, 1996.....................................      8,086         --     11,699     19,785      23,812   11,446,306
  Net income..........................................         --         --         --         --          --           --
  Stock dividends issued..............................        489         --        898      1,387          --           --
  Redemption of Series A and Series C preferred
    stock.............................................     (8,575)        --    (12,597)   (21,172)         --           --
  Accretion of lender warrants to fair market value...         --         --         --         --      23,254           --
  Increase in value of stock option grants............         --         --         --         --          --           --
  Compensation associated with stock options..........         --         --         --         --          --           --
  Conversions of redeemable warrants into common
    stock.............................................         --         --         --         --     (47,066)   1,408,398
  Issuance of common stock, net of offering
    expenses..........................................         --         --         --         --          --    2,000,000
  Stock options exercised.............................         --         --         --         --          --      299,889
  Conversion of nonvoting common stock into common
    stock.............................................         --         --         --         --          --      758,994
  Cancellation of common stock........................         --         --         --         --          --       (8,314)
  Other...............................................         --         --         --         --          --           --
                                                        ---------  ---------  ---------  ---------  -----------  -----------
DECEMBER 31, 1997.....................................  $      --  $      --  $      --  $      --   $      --   15,905,273
                                                        ---------  ---------  ---------  ---------  -----------  -----------
                                                        ---------  ---------  ---------  ---------  -----------  -----------

                                                                      NUMBER OF                     CAPITAL                  TOTAL

                                                          COMMON       COMMON         COMMON          IN                    STOCK-

                                                           STOCK       SHARES          STOCK        EXCESS     RETAINED    HOLDERS'

                                                         (VOTING)    (NONVOTING)    (NONVOTING)     OF PAR     EARNINGS     EQUITY

                                                        -----------  -----------  ---------------  ---------  -----------  ---------

DECEMBER 31, 1994.....................................   $      10           --      $      --     $  18,139   $   6,626   $  24,775

  Net income..........................................          --           --             --            --       4,794       4,794

  Preferred stock dividends...........................          --           --             --            --      (1,744)     (1,744
)
  Repurchase of Series B preferred stock..............          --           --             --            --          --          --

  Cash dividends......................................          --           --             --            --        (254)       (254
)
  Accretion of warrants to fair market value..........          --           --             --       (28,538)     (8,737)    (37,275
)
  Issuance of warrants from option grant..............          --           --             --        (2,900)         --      (2,900
)
  Nonvoting common stock issued for services related
    to financing the Acquisition issued in exchange
    for common stock, warrants and options............         (11)     139,474              1         2,749          --       2,739

  Increase in value of stock option grants............          --           --             --         2,407          --       2,407

  Common stock issued:
    Acquisition.......................................         563      215,614              3        35,223          --      35,789

    Exercise of warrants..............................           6           --             --         1,673          --       1,679

    100% stock dividend                                        575      403,906              4            --        (579)         --

    Stock option exercises............................           2           --             --            28          --          30

  Other...............................................          --           --             --            90        (106)        (16
)
                                                        -----------  -----------           ---     ---------  -----------  ---------

DECEMBER 31, 1995.....................................       1,145      758,994              8        28,871          --      30,024

  Net income..........................................          --           --             --            --      31,993      31,993

  Preferred stock dividends...........................          --           --             --            --      (1,744)     (1,744
)
  Reduction of warrants to fair market value..........          --           --             --        15,880          --      15,880

  Decrease in value of stock option grants............          --           --             --          (339)         --        (339
)
  Other...............................................          --           --             --             6          --           6

                                                        -----------  -----------           ---     ---------  -----------  ---------

DECEMBER 31, 1996.....................................       1,145      758,994              8        44,418      30,249      75,820

  Net income..........................................          --           --             --            --       2,304       2,304

  Stock dividends issued..............................          --           --             --            --      (1,528)     (1,528
)
  Redemption of Series A and Series C preferred
    stock.............................................          --           --             --            --          --          --

  Accretion of lender warrants to fair market value...          --           --             --          (915)    (22,339)    (23,254
)
  Increase in value of stock option grants............          --           --             --           380          --         380

  Compensation associated with stock options..........          --           --             --        59,398          --      59,398

  Conversions of redeemable warrants into common
    stock.............................................         141           --             --        47,074          --      47,215

  Issuance of common stock, net of offering
    expenses..........................................         200           --             --        71,254          --      71,454

  Stock options exercised.............................          30           --             --        (8,270)         --      (8,240
)
  Conversion of nonvoting common stock into common
    stock.............................................          76     (758,994)            (8)          (68)         --          --

  Cancellation of common stock........................          (1)          --             --             1          --          --

  Other...............................................          --           --             --          (230)        (11)       (241
)
                                                        -----------  -----------           ---     ---------  -----------  ---------

DECEMBER 31, 1997.....................................   $   1,591           --      $      --     $ 213,042   $   8,675   $ 223,308

                                                        -----------  -----------           ---     ---------  -----------  ---------

                                                        -----------  -----------           ---     ---------  -----------  ---------


                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    YEARS ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                   1995       1996       1997
                                                                 ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.....................................................  $   4,794  $  31,993  $   2,304
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation.................................................     19,708     22,766     21,963
  Amortization.................................................      3,976      3,276      4,078
  Amortization of capitalized financing costs..................      4,172      5,333      4,323
  Extraordinary item--early retirement of debt.................      2,416         --      9,840
  Deferred income taxes........................................       (163)     5,299    (16,091)
  Compensation expense on stock option grants..................      2,407       (339)    60,041
  Other........................................................        301      1,584         51
Changes in operating assets and liabilities, net of acquisition in 1995 and 1996:
  Increase in accounts receivable..............................    (32,330)   (15,379)   (20,519)
  Decrease (increase) in inventory.............................     31,656    (71,282)   (48,316)
  Decrease in other assets.....................................      2,765      1,814      9,985
  (Decrease) increase in accounts payable......................     (5,104)    36,352     (1,649)
  Decrease (increase) in accrued liabilities...................     (3,474)   (17,185)    18,036
  Decrease in other liabilities................................     (4,795)    (2,623)    (2,278)
                                                                 ---------  ---------  ---------
      Net cash provided by operating activities................     26,329      1,609     41,768
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions:
  United Stationers Inc., net of cash acquired of $14,500......   (258,438)        --         --
  Lagasse Bros., Inc...........................................         --    (51,896)        --
Capital expenditures...........................................     (8,086)    (8,190)   (13,036)
Proceeds from disposition of property, plant & equipment.......         69     11,076         45
Other..........................................................        164       (861)        --
                                                                 ---------  ---------  ---------
      Net cash used in investing activities....................   (266,291)   (49,871)   (12,991)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolver.....................     (3,608)    22,000     49,000
Retirements and principal payments of debt.....................   (412,342)   (30,861)  (117,776)
Borrowings under financing agreements..........................    686,854     57,933         --
Financing costs................................................    (25,290)    (1,851)        --
Issuance of common stock.......................................     12,006         --     71,606
Payment of employee withholding tax related to stock option
  exercises....................................................         --         --     (8,546)
Redemption of Series A and Series C Preferred Stock............         --         --    (21,172)
Redemption of Series B Preferred Stock.........................     (6,892)        --         --
Cash dividend..................................................       (254)        --       (141)
Other..........................................................       (701)        --         --
                                                                 ---------  ---------  ---------
Net cash provided (used in) financing activities...............    249,773     47,221    (27,029)
                                                                 ---------  ---------  ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS........................      9,811     (1,041)     1,748
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...................      1,849     11,660     10,619
                                                                 ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR.........................  $  11,660  $  10,619  $  12,367
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND PURCHASE ACCOUNTING

    On March 30, 1995, Associated Holdings, Inc. ("Associated") purchased 92.5% of the then outstanding shares of the common stock, $0.10 par value ("Common Stock") of United Stationers Inc. ("United") for approximately $266.6 million in the aggregate pursuant to a tender offer (the "Offer"). Immediately thereafter, Associated merged with and into United (the "Merger" and, collectively with the Offer, the "Acquisition"), and Associated Stationers, Inc. ("ASI"), a wholly owned subsidiary of Associated merged with and into United Stationers Supply Co. ("USSC"), a wholly owned subsidiary of United, with United and USSC continuing as the respective surviving corporations. United, as the surviving corporation following the Merger, is referred to herein as the "Company." As a result of share conversions in the Merger, immediately after the Merger, (i) the former holders of common stock and common stock equivalents of Associated owned shares of Common Stock and warrants or options to purchase shares of Common Stock constituting in the aggregate approximately 80% of the shares of Common Stock on a fully diluted basis, and (ii) holders of pre-Merger United common stock owned in the aggregate approximately 20% of the shares of Common Stock on a fully diluted basis. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes with Associated as the acquiring corporation.

    The financial information for the year ended December 31, 1995 includes Associated only for the three months ended March 30, 1995 and the results of the Company for the nine months ended December 31, 1995. All common and common equivalent shares have been adjusted to reflect the 100% stock dividend effective November 9, 1995.

    The Acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition with the excess of cost over fair value allocated to goodwill. The purchase price allocation to property, plant and equipment is amortized over the estimated useful lives ranging from 3 to 40 years. Goodwill is amortized over 40 years.

    The total purchase price of United by Associated and its allocation to assets and liabilities acquired was as follows (dollars in thousands):

Purchase price:
  Price of United shares purchased by Associated..................  $ 266,629
  Fair value of United shares not acquired in the Offer...........     21,618
  Transaction costs...............................................      6,309
                                                                    ---------
      Total purchase price........................................  $ 294,556
                                                                    ---------
                                                                    ---------
Allocation of purchase price:
  Current assets..................................................  $ 542,993
  Property, plant and equipment...................................    151,012
  Goodwill........................................................     74,503
  Other assets....................................................      7,699
  Liabilities assumed.............................................   (481,651)
                                                                    ---------
      Total purchase price........................................  $ 294,556
                                                                    ---------
                                                                    ---------

    Immediately following the Merger, the number of outstanding shares of Common Stock was 11,996,154 (or 13,947,440 on a diluted basis), of which (i) the former holders of Class A Common Stock,

                    UNITED STATIONERS INC. AND SUBSIDIARIES

1. BASIS OF PRESENTATION AND PURCHASE ACCOUNTING (CONTINUED)
$0.01 par value, and Class B Common Stock, $0.01 par value, of Associated (collectively "Associated Common Stock") and warrants or options to purchase Associated Common Stock in the aggregate owned 9,206,666 shares constituting approximately 76.7% of the outstanding shares of Common Stock and outstanding warrants or options for 1,951,286 shares (collectively 80.0% on a diluted basis) and (ii) pre-Merger holders of shares of Common Stock (other than Associated-owned and treasury shares) in the aggregate owned 2,789,488 shares of Common Stock constituting approximately 23.3% of the outstanding shares (or 20.0% on a diluted basis). As used in this paragraph, the term "Common Stock" includes shares of nonvoting common stock, $0.01 par value, of the Company, all of which were converted into voting Common Stock in the fourth quarter of 1997.

    On October 31, 1996, the Company acquired all of the capital stock of Lagasse Bros., Inc. ("Lagasse") for approximately $51.9 million. The acquisition was financed primarily through senior debt. The Lagasse acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition with the excess of cost over fair value of approximately $39.0 million allocated to goodwill. The financial information for the year ended December 31, 1996 includes the results of Lagasse for two months ended December 31, 1996. The actual and pro forma effects of this acquisition are not material.

    On October 9, 1997, the Company completed a 2.0 million share primary offering of Common Stock and a 3.4 million share secondary offering of Common Stock ("October Equity Offering"). The shares were priced at $38.00 per share, before underwriting discounts and a commission of $1.90 per share. The aggregate net proceeds to the Company from this October Equity Offering of $72.2 million (before deducting expenses) and proceeds of $0.1 million resulting from the conversion of 1,119,038 warrants into Common Stock were used to (i) redeem $50.0 million of the Company's 12 3/4% Senior Subordinated Notes and pay the redemption premium thereon of $6.4 million, (ii) pay fees related to the October Equity Offering, and (iii) reduce by $15.5 million the indebtedness under the Term Loan Facilities. The repayment of indebtedness resulted in an extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) and caused a permanent reduction of the amount borrowable under the Term Loan Facilities.

    As a result of the October Equity Offering, the Company recognized the following charges in the fourth quarter of 1997 (i) pre-tax non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the vesting of stock options (see Note
10) and the termination of certain management advisory service agreements (see
Note 13), respectively, and (ii) an extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) related to the early retirement of debt (see Note 6), (collectively "Charges").

    Net income attributable to common stockholders for the year ended December 31, 1997, before Charges, was $45.4 million, up 50.3%, compared with $30.2 million in 1996. Diluted earnings per share, before Charges, for 1997 was $2.95 on 15.4 million weighted average shares outstanding, up 45.3%, compared with $2.03 on 14.9 million weighted average shares outstanding for the prior year.

2. OPERATIONS

    The Company operates in a single segment as a national wholesale distributor of business products. The Company offers approximately 30,000 items from more than 500 manufacturers. This includes a broad

                    UNITED STATIONERS INC. AND SUBSIDIARIES

2. OPERATIONS (CONTINUED)
spectrum of office products, computer supplies, office furniture and facilities management supplies. The Company primarily serves commercial and contract office products dealers. Its customers include more than 15,000 resellers--such as office products dealers, buying groups, office furniture dealers, super stores and mass merchandisers, mail order houses, computer products resellers, sanitary supply distributors and warehouse clubs. The Company has a distribution network of 41 Regional Distribution Centers. Through its integrated computer system, the Company provides a high level of customer service and overnight delivery. In addition, the Company has 16 Lagasse Distribution Centers, specifically serving janitorial and sanitary supply distributors.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

    Revenue is recognized when a product is shipped and title is transferred to the customer in the period the sale is reported.

CASH AND CASH EQUIVALENTS

    Investments in low-risk instruments that have original maturities of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost which approximates market value.

INVENTORIES

    Inventories constituting approximately 92% and 91% of total inventories at December 31, 1996 and 1997, respectively, have been valued under the last-in, first-out ("LIFO") method. Prior to 1995, all inventories were valued under the first-in, first-out ("FIFO") method. Effective January 1, 1995, Associated changed its method of accounting for the cost of inventory from the FIFO method to the LIFO method. Associated made this change in contemplation of its acquisition of United (accounted for as a reverse acquisition) so that its method would conform to that of United. Associated believed that the LIFO method provided a better matching of current costs and current revenues and that earnings reported under the LIFO method were more easily compared to that of other companies in the wholesale industry where the LIFO method is common. This change resulted in a charge to pre-tax income of the Company of approximately $8.8 million ($5.3 million net of tax benefit of $3.5 million or $0.41 per common and common equivalent share) for the year ended December 31, 1995. Inventory valued under the FIFO and LIFO accounting methods are recorded at the lower of cost or market. If the lower of FIFO cost or market method of inventory accounting had been used by the Company for all inventories, merchandise inventories would have been approximately $4.8 million and $4.3 million higher than reported at December 31, 1996 and 1997, respectively.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is recorded at cost. Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The estimated useful life assigned to fixtures and equipment is from two to ten years; the estimated useful life assigned to buildings does not exceed 40 years; leasehold improvements are amortized over the lesser of their useful lives or the term of the applicable lease.

GOODWILL

    Goodwill represents the excess cost over the value of net assets of businesses acquired and is amortized on a straight-line basis over 40 years. The Company continually evaluates whether events or circumstances have occurred indicating that the remaining estimated useful life of goodwill may not be appropriate. When factors indicate that goodwill should be evaluated for possible impairment, the Company will use an estimate of undiscounted future operating income compared to the carrying value of goodwill to determine if a write-off is necessary. The cumulative amount of goodwill amortized at December 31, 1996 and 1997 is $4.0 million and $7.6 million, respectively.

SOFTWARE CAPITALIZATION

    The Company capitalizes major internal and external systems development costs determined to have benefits for future periods. Amortization is recognized over the periods in which the benefits are realized, generally not to exceed three years.

INCOME TAXES

    Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the estimated tax consequences for temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Provision has not been made for deferred U.S. income taxes on the undistributed earnings of the Company's foreign subsidiaries because these earnings are intended to be permanently invested.

FOREIGN CURRENCY TRANSLATION

    The functional currency for the Company's foreign operations is the local currency.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATION

    Certain amounts from prior periods have been reclassified to conform to the 1997 basis of presentation.

    During the fourth quarter of 1996, the Company reclassified certain delivery and occupancy costs from operating expenses to cost of goods sold to conform the Company's presentation to the presentation used by others in the business products industry. The following table sets forth the impact of the reclassification for the years presented in the Consolidated Statements of
Income:

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                            ----------------------
                                                              1995(1)      1996
                                                            -----------  ---------
Gross Margin as a Percent of Net Sales:
Gross margin prior to reclassification....................        21.8%       21.0%
Gross margin as reported..................................        17.4%       17.0%
Operating Expenses as a Percent of Net Sales:
Operating expense ratio prior to reclassification.........        17.9%(2)      16.1%
Operating expense ratio as reported.......................        13.5  (2)      12.1%

------------------------

(1) Includes Associated only for the three months ended March 30, 1995 and the results of the Company for the nine months ended December 31, 1995.

(2) Excludes a restructuring charge of $9.8 million.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from these estimates.

NEW ACCOUNTING PRONOUNCEMENTS

    At December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS"). These new standards simplify the calculation of EPS presently contained in Accounting Principles Board Opinion No. 15, "Earnings Per Share," and various other pronouncements, and makes them comparable to international standards. SFAS No. 128 replaces the presentation of primary and fully diluted EPS with basic and diluted EPS. The Company currently has a complex capital structure; as a result, the Company is required to present (i) both basic and diluted EPS on the face of the consolidated statement of income and (ii) a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS calculation. The earnings per share amounts prior to 1997 have been restated as required to comply with SFAS No. 128.

    During 1996, the Company adopted the supplemental disclosure requirement of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." SFAS No. 123 encourages but does not require adoption of a fair value method of accounting for stock

                    UNITED STATIONERS INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) options. For those entities which do not elect to adopt the fair value method, the new standard requires supplemental disclosure regarding the pro forma effects of that method. The Company has chosen to continue to account for stock-based compensation using the intrinsic value based method of accounting prescribed by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stocks Issued to Employees," and related Interpretations. Adoption of SFAS No. 123 will have no impact on the financial position or results of operations of the Company.

    During 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that an impairment loss be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed. The effect of adoption was not material.

4. EARNINGS PER SHARE

    Net income per common share is based on net income after preferred stock dividend requirements. Basic earnings per share is calculated on the weighted average number of common shares outstanding. Diluted earnings per share is calculated on the weighted average number of common and common equivalent shares outstanding during the period. Stock options and warrants are considered to be common equivalent shares.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

4. EARNINGS PER SHARE (CONTINUED)
    The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                                   YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                                                             1997
                                                                                            BEFORE
                                                           1995       1996       1997     CHARGES(1)
                                                         ---------  ---------  ---------  -----------
Numerator:
  Income before extraordinary item.....................  $   6,243  $  31,993  $   8,188   $  46,892
  Preferred stock dividends............................      1,998      1,744      1,528       1,528
                                                         ---------  ---------  ---------  -----------
  Numerator for basic and diluted earnings per share--
    income available to common stockholders before
    extraordinary item.................................  $   4,245  $  30,249  $   6,660   $  45,364
                                                         ---------  ---------  ---------  -----------
                                                         ---------  ---------  ---------  -----------
Denominator:
  Denominator for basic earnings per share--weighted
    average shares.....................................     10,747     12,205     13,064      13,064
  Effect of dilutive securities:
    Employee stock options.............................        601      1,315      1,258       1,258
    Warrants...........................................      1,461      1,403      1,058       1,058
                                                         ---------  ---------  ---------  -----------
  Dilutive potential common shares.....................      2,062      2,718      2,316       2,316
  Denominator for diluted earnings per share--adjusted
    weighted average shares and assumed conversions....     12,809     14,923     15,380      15,380
                                                         ---------  ---------  ---------  -----------
                                                         ---------  ---------  ---------  -----------
Basic earnings per share...............................  $    0.39  $    2.48  $    0.51   $    3.47
                                                         ---------  ---------  ---------  -----------
                                                         ---------  ---------  ---------  -----------
Diluted earnings per share.............................  $    0.33  $    2.03  $    0.43   $    2.95
                                                         ---------  ---------  ---------  -----------
                                                         ---------  ---------  ---------  -----------

------------------------

(1) In the fourth quarter of 1997, the Company recognized the following charges
    (i) pre-tax non-recurring charges of $59.4 million (non-cash) and $5.3 million (cash) related to the vesting of stock options (see Note 10) and the termination of certain management advisory service agreements (see Note 13), respectively, and (ii) an extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) related to the early retirement of debt (see Note 6).

5. BUSINESS COMBINATION AND RESTRUCTURING CHARGE

    The following summarized unaudited pro forma operating data for the year ended December 31, 1995 is presented giving effect to the Acquisition as if it had been consummated at the beginning of the respective period and, therefore, reflects the results of United and Associated on a consolidated basis. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combination been in effect on the date indicated, or which may result in the future. The pro forma results exclude one-time non-

                    UNITED STATIONERS INC. AND SUBSIDIARIES

5. BUSINESS COMBINATION AND RESTRUCTURING CHARGE (CONTINUED) recurring charges or credits directly attributable to the transaction (dollars in thousands, except per share data):

                                                                       PRO FORMA TWELVE MONTHS
                                                                       ENDED DECEMBER 31, 1995
                                                                       -----------------------
Net sales............................................................       $   2,201,860
Income before income taxes...........................................              22,737
Net income...........................................................              13,063
Net income per diluted common and common equivalent share............       $        0.80

    The pro forma income statement adjustments consist of (i) increased depreciation expense resulting from the write-up of certain fixed assets to fair value, (ii) additional incremental goodwill amortization, (iii) additional incremental interest expense due to debt issued, net of debt retired, and (iv) reduction in preferred stock dividends due to the repurchase of the Series B preferred stock.

    The historical results for the twelve months ended December 31, 1995 include a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million). The restructuring charge included severance costs totaling $1.8 million. The Company's consolidation plan specified that 330 distribution, sales and corporate positions, 180 of which related to pre-Merger Associated, were to be eliminated substantially within one year following the Merger. The Company had achieved its target, with the related termination costs of approximately $1.8 million charged against the reserve. The restructuring charge also included distribution center closing costs totaling $6.7 million and stockkeeping unit reduction costs totaling $1.3 million. The consolidation plan called for the closing of eight redundant distribution centers, six of which related to pre-Merger Associated, and the elimination of overlapping inventory items from the Company's catalogs substantially within the one-year period following the Merger. Estimated distribution center closing costs included (i) the net occupancy costs of leased facilities after they are vacated until expiration of leases and (ii) the losses on the sale of owned facilities and the facilities' furniture, fixtures, and equipment. Estimated stockkeeping unit reduction costs included losses on the sale of inventory items which have been discontinued solely as a result of the Acquisition. As of December 31, 1997, five of the six redundant pre-Merger Associated distribution centers had been closed with $5.5 million charged against the reserve and $2.0 million related to stockkeeping unit reduction costs had also been charged against the reserve. As of December 31, 1997, the Company's consolidation plan had been completed. Seven of the eight redundant distribution centers had been closed.

    The historical results for 1995 also included an extraordinary charge of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) of financing costs and original issue discount relating to the debt retired. In addition, the historical results for 1995 included compensation expense relating to an increase in the value of employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million) as a result of the Acquisition and Merger. The pro forma twelve months ended December 31, 1995 do not include the extraordinary write-off.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

6. LONG-TERM DEBT

    Long-term debt consists of the following amounts (dollars in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Revolver..............................................................  $  207,000  $  256,000
Term Loans
  Tranche A, due in installments until September 30, 2001.............     144,374      97,524
  Tranche B, due in installments until September 30, 2003.............      64,750      51,275
Senior Subordinated Notes.............................................     150,000     100,000
Mortgage at 9.4%, due in installments until 1999......................       2,071       1,957
Industrial development bonds, at market interest rates, maturing at
  various dates through 2011..........................................      14,300      14,300
Industrial development bonds, at 66% to 78% of prime, maturing at
  various dates through 2004..........................................      15,500      15,500
Other long-term debt..................................................       1,541         579
                                                                        ----------  ----------
                                                                           599,536     537,135
  Less--current maturities............................................     (46,923)    (44,267)
                                                                        ----------  ----------
Total.................................................................  $  552,613  $  492,868
                                                                        ----------  ----------
                                                                        ----------  ----------

    The prevailing prime interest rate at the end of 1996 and 1997 was 8.25% and 8.50%, respectively.

    As of December 31, 1997, the credit facilities under the Amended and Restated Credit Agreement (the "Credit Agreement") consisted of $148.8 million of term loan borrowings (the "Term Loan Facilities"), and up to $325.0 million of revolving loan borrowings (the "Revolving Credit Facility"). In the fourth quarter of 1997, the Company redeemed $50.0 million of Notes (as defined) with net proceeds from the October Equity Offering and as a result the Company recognized an extraordinary loss on the early retirement of debt of $9.8 million ($5.9 million net of tax benefit of $3.9 million). Therefore, the Company has $100.0 million of borrowings remaining under the 12 3/4% Senior Subordinated Notes due 2005 (the "Notes").

    The Term Loan Facilities consist of a $97.5 million Tranche A term loan facility (the "Tranche A Facility") and a $51.3 million Tranche B term loan facility (the "Tranche B Facility"). Quarterly payments under the Tranche A facility range from $5.03 million at December 31, 1997 to $6.25 million at September 30, 2001. Quarterly payments under the Tranche B Facility range from $0.20 million at December 31, 1997 to $5.00 million at September 30, 2003. On March 31, 1998, principal payments of $15.8 million and $8.7 million are required to be paid from Excess Cash Flow (as defined in the Credit Agreement) at December 31, 1997 for the Tranche A and Tranche B Facilities, respectively. During October 1997, Tranche A and Tranche B Facilities were paid down by $10.3 million and $5.2 million, respectively, from net proceeds received from the October Equity Offering in October 1997.

    The Revolving Credit Facility is limited to the lesser of $325.0 million or a borrowing base equal to: 80% of Eligible Receivables (as defined in the Credit Agreement); plus 50% of Eligible Inventory (as defined in the Credit Agreement) (provided that no more than 60% or, during certain periods 65%, of the Borrowing Base may be attributable to Eligible Inventory); plus the aggregate amount of cover for Letter of Credit Liabilities (as defined in the Credit Agreement). In addition, for each year, the Company must

                    UNITED STATIONERS INC. AND SUBSIDIARIES

6. LONG-TERM DEBT (CONTINUED)
repay revolving loans so that for a period of 30 consecutive days in each year the aggregate revolving loans do not exceed $250.0 million. The Revolving Credit Facility matures on October 31, 2001.

    The Term Loan Facilities and the Revolving Credit Facility are secured by first priority pledges of the stock of USSC, all of the stock of the domestic direct and indirect subsidiaries of USSC, certain of the stock of all of the foreign direct and indirect subsidiaries of USSC and security interests in, and liens upon, all accounts receivable, inventory, contract rights and other certain personal and certain real property of USSC and its domestic subsidiaries.

    The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility bear interest as determined within a set range with the rate based on the ratio of total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Tranche A Facility and the Revolving Credit Facility bear interest, at prime plus 0.25% to 1.25% or, at the Company's option, the London Interbank Offering Rate ("LIBOR") plus 1.50% to 2.50%. The Tranche B Facility bears interest at prime plus 1.25% to 1.75% or, at the Company's option, LIBOR plus 2.50% to 3.00%.

    The Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default customary for financings of this type. As of December 31, 1997, the Company was in compliance with all covenants contained in the Credit Agreement.

    The Company is exposed to market risk for changes in interest rates. The Company may enter into interest rate protection agreements, including collar agreements, to reduce the impact of fluctuations in interest rates on a portion of its variable rate debt. Such agreements generally require the Company to pay to or entitle the Company to receive from the other party the amount, if any, by which the Company's interest payments fluctuate beyond the rates specified in the agreements. The Company is subject to the credit risk that the other party may fail to perform under such agreements. The Company's allocated cost of such agreements is amortized to interest expense over the term of the agreements, and the unamortized cost is included in other assets. Payments received or made as a result of the agreements, if any, are recorded as an addition or a reduction to interest expense. At December 31, 1997, the Company had agreements which collar $200.0 million of the Company's borrowings under the Credit Facilities at LIBOR rates between 6.0% and 8.0%, which expire in April 1998. From April 1998 through October 1999, the Company has interest rate collar agreements on $200.0 million of borrowings at LIBOR rates between 5.2% and 8.0%. For the years ended December 31, 1995, 1996 and 1997, the Company recorded $0.1 million, $0.9 million and $0.6 million, respectively, to interest expense resulting from LIBOR rate fluctuations below the floor rate specified in the collar agreements.

    The right of United to participate in any distribution of earnings or assets of USSC is subject to the prior claims of the creditors of USSC. In addition, the Credit Agreement contains certain restrictive covenants, including covenants that restrict or prohibit USSC's ability to pay dividends and make other distributions to United.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

6. LONG-TERM DEBT (CONTINUED)
    Debt maturities for the years subsequent to December 31, 1997 are as follows (dollars in thousands):

YEAR                                                                                  AMOUNT
----------------------------------------------------------------------------------  ----------
1998..............................................................................  $   44,267
1999..............................................................................      25,684
2000..............................................................................      26,722
2001..............................................................................     282,555
2002..............................................................................      31,304
Later years.......................................................................     126,603
                                                                                    ----------
Total.............................................................................  $  537,135
                                                                                    ----------
                                                                                    ----------

    At December 31, 1996 and 1997, the Company had available letters of credit of $55.3 million and $52.9 million, respectively, of which $52.8 million and $49.8 million, respectively, were outstanding.

7. LEASES

    The Company has entered into several non-cancelable long-term leases for certain property and equipment. Future minimum rental payments under operating leases in effect at December 31, 1997 having initial or remaining non-cancelable lease terms in excess of one year are as follows (dollars in thousands):

                                                                                      OPERATING
YEAR                                                                                  LEASES(1)
-----------------------------------------------------------------------------------  -----------
1998...............................................................................   $  19,108
1999...............................................................................      15,675
2000...............................................................................      12,811
2001...............................................................................      10,467
2002...............................................................................       7,235
Later years........................................................................      15,455
                                                                                     -----------
Total minimum lease payments.......................................................   $  80,751
                                                                                     -----------
                                                                                     -----------

------------------------

(1) Operating leases are net of immaterial sublease income.

    Rental expense for all operating leases was approximately $14.2 million, $18.8 million and $20.5 million in 1995, 1996 and 1997, respectively.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

8. PENSION PLANS AND DEFINED CONTRIBUTION PLAN

PENSION PLANS

    In connection with the Merger and Acquisition, the Company assumed the pension plans of United. Associated did not have a pension plan. Former Associated employees entered the pension plans on July 1, 1996. As of this date, the Company has pension plans covering substantially all of its employees. Non-contributory plans covering non-union employees provide pension benefits that are based on years of credited service and a percentage of annual compensation. Non-contributory plans covering union members generally provide benefits of stated amounts based on years of service. The Company funds the plans in accordance with current tax laws.

    The following table sets forth the plans' funded status at December 31, 1996 and 1997 (dollars in thousands):

                                                                            1996       1997
                                                                          ---------  ---------
Actuarial Present Value of Benefit Obligation
  Vested benefits.......................................................  $  19,015  $  22,611
  Non-vested benefits...................................................      1,431      2,092
                                                                          ---------  ---------
Accumulated benefit obligation..........................................     20,446     24,703
Effect of projected future compensation levels..........................      3,110      4,070
                                                                          ---------  ---------
Projected benefit obligation............................................     23,556     28,773
Plan assets at fair value...............................................     28,373     33,562
                                                                          ---------  ---------
Plan assets in excess of projected benefit obligation...................      4,817      4,789
Unrecognized prior service cost.........................................        720        888
Unrecognized net gain due to past experience different from
  assumptions...........................................................     (4,348)    (6,020)
                                                                          ---------  ---------
Prepaid pension (asset) liability recognized in the Consolidated Balance
  Sheets................................................................  $   1,189  $    (343)
                                                                          ---------  ---------
                                                                          ---------  ---------

    The plans' assets consist of corporate and government debt securities and equity securities. Net periodic pension cost for 1995, 1996 and 1997 for pension and supplemental benefit plans includes the following components (dollars in thousands):

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Service cost-benefit earned during the period.................  $   1,142  $   1,884  $   2,333
Interest cost on projected benefit obligation.................      1,157      1,652      1,833
Actual return on assets.......................................     (2,711)    (3,468)    (5,496)
Net amortization and deferral.................................      1,382      1,495      3,375
                                                                ---------  ---------  ---------
Net periodic pension cost.....................................  $     970  $   1,563  $   2,045
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                    UNITED STATIONERS INC. AND SUBSIDIARIES

8. PENSION PLANS AND DEFINED CONTRIBUTION PLAN (CONTINUED)
    The assumptions used in accounting for the Company's defined benefit plans for the three years presented are set forth below:

                                                                             1995        1996        1997
                                                                           ---------     -----     ---------
Assumed discount rate....................................................       7.25%        7.5%       7.25%
Rates of compensation increase...........................................        5.5%        5.5%        5.5%
Expected long-term rate of return on plan assets.........................        7.5%        7.5%        7.5%

DEFINED CONTRIBUTION

    The Company has a defined contribution plan in which all salaried employees and certain hourly paid employees of the Company are eligible to participate following completion of six consecutive months of employment. The plan permits employees to have contributions made as 401(k) salary deferrals on their behalf, or as voluntary after-tax contributions, and provides for Company contributions, or contributions matching employees salary deferral contributions, at the discretion of the Board of Directors. In addition, the Board of Directors approved a special contribution in 1997 of approximately $1.0 million to the United Stationers 401(k) Savings Plan on behalf of certain non-highly compensated employees who are eligible for participation in the plan. Company contributions for matching of employees contributions were approximately $0.6 million, $0.9 million and $1.0 million in 1995, 1996 and 1997, respectively.

9. POSTRETIREMENT BENEFITS

    The Company maintains a postretirement plan. The plan is unfunded and provides health care benefits to substantially all retired non-union employees and their dependents. Eligibility requirements are based on the individual's age (minimum age of 55), years of service and hire date. The benefits are subject to retiree contributions, deductibles, co-payment provisions and other limitations. Retirees pay one-half of the projected plan costs.

    The following table sets forth the amounts recognized in the Company's Consolidated Balance Sheets as of December 31, 1996 and 1997 (dollars in thousands):

                                                                               1996       1997
                                                                             ---------  ---------
Retirees...................................................................  $     877  $     618
Other fully eligible plan participants.....................................        632        632
Other active plan participants.............................................      1,588      1,795
                                                                             ---------  ---------
Total accumulated postretirement benefit obligation........................      3,097      3,045
Unrecognized net gain......................................................          1        415
                                                                             ---------  ---------
Accrued postretirement benefit obligation..................................  $   3,098  $   3,460
                                                                             ---------  ---------
                                                                             ---------  ---------

                    UNITED STATIONERS INC. AND SUBSIDIARIES

9. POSTRETIREMENT BENEFITS (CONTINUED)
    The cost of postretirement health care benefits for the years ended December 31, 1995, 1996 and 1997 were as follows (dollars in thousands):

                                                                          1995       1996       1997
                                                                        ---------  ---------  ---------
Service cost..........................................................  $     161  $     239  $     268
Interest on accumulated benefit obligation............................        109        204        190
Unrecognized net gain.................................................         --         --        (15)
                                                                        ---------  ---------  ---------
Net postretirement benefit cost.......................................  $     270  $     443  $     443
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    The assumptions used in accounting for the Company's postretirement plan for the three years presented are set forth below. Because the Company's annual medical cost increases for current and future retirees and their dependents are capped at 3% per year, which is the assumed health care trend rate used in calculating the accumulated benefit obligation, an increase in the medical trend rate above 3% has no effect on the accumulated postretirement benefit obligation.

                                                                              1995         1996        1997
                                                                              -----        -----     ---------
Assumed average heath care cost trend rate...............................         3.0%         3.0%        3.0%
Assumed discount rate....................................................         7.5%         7.5%       7.25%

10. STOCK OPTION PLAN

    The Management Equity Plan (the "Plan"), as amended, is administered by the Board of Directors, although the Plan allows the Board of Directors of the Company to designate an option committee to administer the Plan. The Plan provides for the issuance of shares of Common Stock through the exercise of options, to key officers and management employees of the Company, either as incentive stock options or as non-qualified stock options.

    In October 1997, the Company's stockholders approved an amendment to the Plan which provided for the issuance of approximately 1.5 million additional options to key management employees and directors of the Company. During 1997, approximately 0.3 million options were granted to management employees and directors at fair market value.

    In September 1995, the Company's Board of Directors approved an amendment to the Plan which provided for the issuance of options in connection with the Merger ("Merger Incentive Options") to key management employees of the Company exercisable for up to 2.2 million additional shares of its Common Stock. Subsequently, approximately 2.2 million options were granted during 1995 and 1996 to management employees. Some of the options were granted at an option price below market value and the option price of certain options increases by $0.625 on a quarterly basis effective April 1, 1996.

    These Merger Incentive Options were granted in order to provide incentives to management with respect to the successful development of ASI and the integration of ASI with the Company. All Merger Incentive Options were vested and became exercisable with the completion of the October Equity Offering in October 1997. All Common Stock issued from the exercise of Merger Incentive Options is subject to a six month holding period which expires on April 10, 1998. In the fourth quarter of 1997, the Company was required to recognize compensation expense based upon the difference between the fair market value of the Common Stock and the exercise prices. Based on the closing stock price on October 10, 1997 of

                    UNITED STATIONERS INC. AND SUBSIDIARIES

10. STOCK OPTION PLAN (CONTINUED)
$39.125 and options outstanding as of October 10, 1997, the Company recognized a non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million).

    An optionee under the Plan must pay the full option price upon exercise of an option (i) in cash, (ii) with the consent of the Board of Directors of the Company, by delivering mature shares of Common Stock already owned by such optionee (including shares to be received upon exercise of the option) and having a fair market value at least equal to the exercise price or (iii) in any combination of the foregoing. The Company may require the optionee to satisfy federal tax withholding obligations with respect to the exercise of options by
(i) additional withholding from the employee's salary, (ii) requiring the optionee to pay in cash or (iii) reducing the number of shares of Common Stock to be issued (except in the case of incentive options).

    The following table summarizes the transactions of the Plan for the last three years:

                                                          WEIGHTED                 WEIGHTED                 WEIGHTED
                                                           AVERAGE                  AVERAGE                  AVERAGE
          MANAGEMENT EQUITY PLAN                          EXERCISE                 EXERCISE                 EXERCISE
       (EXCLUDING RESTRICTED STOCK)             1995       PRICES        1996       PRICES        1997       PRICES
-------------------------------------------  ----------  -----------  ----------  -----------  ----------  -----------
Options outstanding at beginning of the
  period...................................     217,309   $    1.45    2,030,996   $   10.73    2,497,768   $   11.61
Granted....................................   1,854,649       11.65      650,772        7.95      269,000       22.87
Exercised..................................     (20,804)       1.45           --          --     (846,871)      15.41
Canceled...................................     (20,158)       1.45     (184,000)       7.64     (121,000)      14.76
                                             ----------               ----------               ----------
Options outstanding at end of the period...   2,030,996   $   10.73    2,497,768   $   11.61    1,798,897   $   13.77
                                             ----------               ----------               ----------
                                             ----------               ----------               ----------

    The following table summarizes information concerning outstanding options of the Plan at
December 31, 1997:

                                                                                     REMAINING
                                                                       NUMBER       CONTRACTUAL
EXERCISE PRICES                                                      OUTSTANDING   LIFE (YEARS)
-------------------------------------------------------------------  -----------  ---------------
$ 1.45.............................................................     378,183           4.09
  5.12.............................................................     116,250           4.74
 16.88.............................................................   1,037,464           4.74
 20.25.............................................................       2,000           4.74
 21.63.............................................................     250,000           9.00
 44.25.............................................................      15,000           9.87
                                                                     -----------
Total..............................................................   1,798,897
                                                                     -----------
                                                                     -----------

    All share and per share data have been restated to reflect the 100% stock dividend effective November 9, 1995 and the conversion of Associated common stock as a result of the Merger.

    During 1996, the Company adopted the supplemental disclosure requirements of SFAS No. 123. Accordingly, the Company is required to disclose pro forma net income and earnings per share as if the

                    UNITED STATIONERS INC. AND SUBSIDIARIES

10. STOCK OPTION PLAN (CONTINUED)
fair value-based accounting method in SFAS No. 123 had been used to account for stock-based compensation cost. The Company's Merger Incentive Options granted under the Plan were considered "all or nothing" awards because the options did not vest to the employee until the occurrence of a Vesting Event. The fair value of "all or nothing" awards were measured at the grant date; however, amortization of compensation expense began when it was probable that the awards were vested. The October 1997 October Equity Offering constituted a Vesting Event; as a result, all Merger Incentive Options vested and became exercisable by the optionees.

    Options granted under the Plan during 1997 did not require compensation cost to be recognized in the income statement; however, they are subject to the supplemental disclosure requirements of SFAS No. 123. Net income and earnings per share, before charges (see (1) and (2) below), for 1995 and 1997 represent the Company's results excluding one-time charges and the pro forma adjustments required by SFAS No. 123. Had compensation cost been determined on the basis of SFAS No. 123 for options granted during 1995, 1996 and 1997, net income and earnings per share would have been adjusted as follows (in thousands, except per share data):

                                                                              1995       1996       1997
                                                                            ---------  ---------  ---------
Net income attributable to common stockholders
  As reported.............................................................  $   2,796  $  30,249  $     776
  Before charges..........................................................     10,081(1)    30,249    45,364(2)
  Pro forma...............................................................      2,796     30,249     18,396

Net income per common share--basic
  As reported.............................................................  $    0.26  $    2.48  $    0.06
  Before charges..........................................................       0.94(1)      2.48      3.47(2)
  Pro forma...............................................................       0.26       2.48       1.41
  Weighted average shares outstanding.....................................     10,747     12,205     13,064

Net income per common share--diluted
  As reported.............................................................  $    0.22  $    2.03  $    0.05
  Before charges..........................................................       0.79(1)      2.03      2.95(2)
  Pro forma...............................................................       0.22       2.03       1.20
  Weighted average shares outstanding and assumed conversions.............     12,809     14,923     15,380

------------------------

(1) During 1995, the Company recorded a restructuring charge of $9.8 million and an extraordinary loss of $2.4 million ($1.4 million net of tax benefit of $1.0 million) related to early retirement of debt.

(2) The year ended December 31, 1997 reflects non-recurring charges of $59.4 million (non-cash) and $5.3 million (cash) related to the vesting of stock options and the termination of certain management advisory service agreements. In addition, during the fourth quarter of 1997 the Company recorded an extraordinary loss of $9.8 million ($5.9 million net of tax benefit of $3.9 million) related to early retirement of debt.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

10. STOCK OPTION PLAN (CONTINUED)

    The Company uses a binomial option pricing model to estimate the fair value of options at the date of grant. The weighted average assumptions used to value options and the weighted average fair value of options granted during 1995, 1996 and 1997 were as follows:

                                                                   1995       1996       1997
                                                                 ---------  ---------  ---------
Fair value of options granted..................................  $    9.33  $   17.67  $   13.69
Exercise price.................................................  $   11.65  $    8.59  $   22.87
Expected stock price volatility................................      102.2%      80.7%      64.7%
Expected dividend yield........................................        0.0%       0.0%       0.0%
Risk-free interest rate........................................        5.9%       5.2%       6.4%
Expected life of options.......................................    3 years    2 years    5 years

11. REDEEMABLE PREFERRED STOCK

    At December 31, 1996, the Company had 1,500,000 authorized shares of $0.01 par value preferred stock, of which 15,000 shares were designated as Series A preferred stock, 15,000 shares were designated as Series C preferred stock, and 1,470,000 shares remained undesignated. Series C preferred stock was junior in relation to the Series A preferred stock. All preferred stock issued at the date of inception was valued at the amount of cash paid or assets received for the stock at $1,000 per share. On September 2, 1997, the Company completed the redemption of all Series A and Series C preferred stock issued and outstanding for $8.6 million and $12.7 million, respectively, including accrued and unpaid dividends thereon. On July 28, 1995, the Company repurchased all Series B preferred stock issued and outstanding for $7.0 million, including accrued and unpaid dividends thereon. Upon redemption, each series of preferred stock resumed the status of undesignated preferred stock. The Company does not have any preferred stock outstanding as of December 31, 1997.

    During the year ended December 31, 1996, 649 shares of Series A preferred stock were accrued but not issued. As of December 31, 1996, 3,086 shares of Series A preferred stock have been accrued as dividends but not issued. Also, noncash dividends were declared and issued for Series C preferred stock in the amount of 1,095 shares during 1996.

12. REDEEMABLE WARRANTS

    The Company had 1,227,438 warrants ("Lender Warrants") outstanding at December 31, 1996, which allowed holders thereof to buy shares of Common Stock at an exercise price of $0.10 per share. During 1997, 1,227,438 warrants were exercised into Common Stock resulting in proceeds of $122,744, which was used to repay indebtedness under the Term Loan Facilities. Outstanding Lender Warrants as of December 31, 1996 were valued at $19.50 per warrant. During 1996, 203,030 warrants were contributed back to the Company and terminated in connection with anti-dilution agreements.

13. TRANSACTIONS WITH RELATED PARTIES

    The Company had management advisory service agreements with three investor groups. These investor groups provided certain advisory services to the Company in connection with the Acquisition.

    Pursuant to an agreement, Wingate Partners, L.P. ("Wingate Partners") had agreed to provide certain oversight and monitoring services to the Company in exchange for an annual fee of up to $725,000,

                    UNITED STATIONERS INC. AND SUBSIDIARIES

13. TRANSACTIONS WITH RELATED PARTIES (CONTINUED) payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria. At the Merger, the Company paid aggregate fees to Wingate Partners of $2.3 million for services rendered in connection with the Acquisition. Wingate Partners earned an aggregate of $603,000, $725,000 and $513,540 with respect to each of the years ended 1995, 1996 and 1997, respectively, for such oversight and monitoring services. Under the agreement, the Company was obligated to reimburse Wingate Partners for its out-of-pocket expenses and indemnify Wingate Partners and its affiliates from loss in connection with these services.

    Pursuant to an agreement, Cumberland Capital Corporation ("Cumberland") had agreed to provide certain oversight and monitoring services to the Company in exchange for an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria. At the Merger, the Company paid aggregate fees to Cumberland of $100,000 for services rendered in connection with the Acquisition. Pursuant to the agreement, Cumberland earned an aggregate of $129,000, $137,000 and $97,400 with respect to the years ended 1995, 1996 and 1997, respectively, for such oversight and monitoring services. The Company was also obligated to reimburse Cumberland for its out-of-pocket expenses and indemnify Cumberland and its affiliates from loss in connection with these services.

    Pursuant to an agreement, Good Capital Co., Inc. ("Good Capital") had an agreement to provide certain oversight and monitoring services to the Company in exchange for an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria. At the Merger, the Company paid aggregate fees to Good Capital of $100,000 for services rendered in connection with the Acquisition. Pursuant to the agreement, Good Capital earned an aggregate of $129,000, $137,500 and $97,400 with respect to the years ended 1995, 1996 and 1997, respectively, for such oversight and monitoring services. The Company was also obligated to reimburse Good Capital for its out-of-pocket expenses and indemnify Good Capital and its affiliates from loss in connection with these services.

    In the fourth quarter of 1997, the Company terminated the management advisory service agreements for one-time payments of approximately $2.4 million, $400,000 and $400,000 to Wingate Partners, Cumberland and Good Capital, respectively. As indicated in Note 1, these one-time payments were included as non-recurring charges on the Consolidated Statements of Income.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

14. INCOME TAXES

    The provision for (benefit from) income taxes consists of the following (dollars in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                    -------------------------------
                                                      1995       1996       1997
                                                    ---------  ---------  ---------
Currently payable--
  Federal.........................................  $   4,172  $  14,724  $  19,812
  State...........................................      1,119      3,532      4,811
                                                    ---------  ---------  ---------
  Total currently payable.........................      5,291     18,256     24,623
Deferred, net--
  Federal.........................................       (142)     4,614    (12,889)
  State...........................................        (21)       685     (3,202)
                                                    ---------  ---------  ---------
    Total deferred, net...........................       (163)     5,299    (16,091)
                                                    ---------  ---------  ---------
Provision for income taxes........................  $   5,128  $  23,555  $   8,532
                                                    ---------  ---------  ---------
                                                    ---------  ---------  ---------

    The Company's effective income tax rates for the years ended December 31, 1995, 1996 and 1997 varied from the statutory Federal income tax rate as set forth in the following table (dollars in thousands):

                                                                      YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------------------------------
                                                        1995                    1996                    1997
                                               ----------------------  ----------------------  ----------------------
                                                             % OF                    % OF                    % OF
                                                            PRE-TAX                PRE- TAX                PRE- TAX
                                                AMOUNT      INCOME      AMOUNT      INCOME      AMOUNT      INCOME
                                               ---------  -----------  ---------  -----------  ---------  -----------
Tax provision based on the federal statutory
  rate.......................................  $   3,980        35.0%  $  19,442        35.0%  $   5,852        35.0%
State and local income taxes--net of federal
  income tax benefit.........................        705         6.2       3,000         5.4       1,053         6.3
Non-deductible and other.....................        443         3.9       1,113         2.0       1,627         9.7
                                               ---------         ---   ---------         ---   ---------         ---
Provision for income taxes...................  $   5,128        45.1%  $  23,555        42.4%  $   8,532        51.0%
                                               ---------         ---   ---------         ---   ---------         ---
                                               ---------         ---   ---------         ---   ---------         ---

    The deferred tax assets and liabilities result from timing differences in the recognition of certain income and expense items for financial and tax accounting purposes. The sources of these differences and the related tax effects were as follows (dollars in thousands):

                                                          DECEMBER 31,
                                         ----------------------------------------------
                                                  1996                    1997
                                         ----------------------  ----------------------
                                          ASSETS    LIABILITIES   ASSETS    LIABILITIES
                                         ---------  -----------  ---------  -----------
Accrued expenses.......................  $  17,882   $      --   $  18,280   $      --
Allowance for doubtful accounts........     11,036          --       8,632          --
Inventory reserves and adjustments.....         --      13,795          --      16,852
Depreciation and amortization..........         --      43,798          --      41,588
Reserve for stock option
  compensation.........................         --          --      16,792          --
Other..................................      6,915          --       5,720          --
                                         ---------  -----------  ---------  -----------
Total..................................  $  35,833   $  57,593   $  49,424   $  58,440
                                         ---------  -----------  ---------  -----------
                                         ---------  -----------  ---------  -----------

                    UNITED STATIONERS INC. AND SUBSIDIARIES

14. INCOME TAXES (CONTINUED)
    In the Consolidated Balance Sheets, these deferred assets and liabilities are classified on a net basis as current and non-current based on the classification of the related asset or liability or the expected reversal date of the temporary difference.

15. SUPPLEMENTAL CASH FLOW INFORMATION

    In addition to the information provided in the Consolidated Statements of Cash Flows, the following are supplemental disclosures of cash flow information for the years ended December 31, 1995, 1996 and 1997 (dollars in thousands):

                                                                 1995       1996       1997
                                                               ---------  ---------  ---------
Cash paid during the year for:
  Interest...................................................  $  36,120  $  52,871  $  49,279
  Income taxes...............................................      8,171     17,482     13,663

    The following are supplemental disclosures of noncash investing and financing activities for the years ended December 31, 1995, 1996 and 1997 (dollars in thousands):

    - On March 30, 1995, the Company issued stock valued at $2,162 in exchange for services related to financing the Acquisition.

    - On May 3, 1995, the Company issued stock valued at $2,406 in exchange for services related to the issuance of the Notes.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments are as follows (dollars in thousands):

                                                       DECEMBER 31, 1996     DECEMBER 31, 1997
                                                      --------------------  --------------------
                                                      CARRYING     FAIR     CARRYING     FAIR
                                                       AMOUNT      VALUE     AMOUNT      VALUE
                                                      ---------  ---------  ---------  ---------
Cash and cash equivalents...........................  $  10,619  $  10,619  $  12,367  $  12,367
Current maturities of long-term obligations and
  capital lease.....................................     46,923     46,923     44,267     44,267
Long-term debt and capital lease:
  Notes.............................................    150,000    168,000    100,000    114,750
  All other.........................................    403,079    403,079    392,868    392,868
Interest rate collar................................         --      1,200         --        387

    The fair value of the Notes and interest rate collar are based on quoted market prices and quotes from counterparties, respectively.

17. SUBSEQUENT EVENT

    The Company announced on February 10, 1998 that its subsidiary, USSC, signed a definitive purchase agreement with Abitibi-Consolidated Inc. to acquire the U.S. and Mexican operations of its Office Products Division, a specialty wholesale division of computer consumables, peripherals and accessories.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

17. SUBSEQUENT EVENT (CONTINUED)
The purchase price is anticipated to be approximately $110.0 million. The proposed transaction involves three of the five business units of the Office Products Division, including: Azerty (U.S. and Mexico); Positive ID (which distributes bar-code scanning products); and AP Support Services (which provides outsourcing services in telemarketing, direct response marketing, logistics and data management services). The Company has filed for antitrust (Hart-Scott-Rodino) clearance and expects to close the transaction in April 1998 subject to obtaining the necessary approvals and the completion of due diligence.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
Prospectus Summary........................................................    5
Risk Factors..............................................................   13
Recent Transactions.......................................................   19
Use of Proceeds...........................................................   22
Price Range of Common Stock and Dividend Policy...........................   22
Capitalization............................................................   23
Selected Consolidated Financial Data......................................   24
Unaudited Consolidated Pro Forma Financial Statements.....................   27
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   39
Business..................................................................   49
Management................................................................   60
Principal and Selling Stockholders........................................   64
Shares Eligible for Future Sale...........................................   69
Description of Capital Stock..............................................   70
Description of Certain Indebtedness.......................................   73
Underwriting..............................................................   77
Legal Matters.............................................................   79
Experts...................................................................   79
Index to Financial Statements.............................................  F-1

                                2,319,418 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           MORGAN STANLEY DEAN WITTER

                                  CLEARY GULL
                            REILAND & MCDEVITT INC.

                                            , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses payable by the registrant in connection with this registration statement. All such expenses are estimates, other than the filing and listing fees payable to the Commission and the National Association of Securities Dealers, Inc.

Filing Fee--Securities and Exchange Commission.....................  $  49,081
Filing and Listing Fee--National Association of Securities Dealers,
 Inc...............................................................     34,637
Fees and Expenses of Accountants...................................      *
Fees and Expenses of Legal Counsel.................................      *
Printing and Engraving Expenses....................................      *
Blue Sky Fees and Expenses.........................................      *
Fees of Transfer Agent and Registrar...............................      *
Miscellaneous Expenses.............................................      *
                                                                     ---------
    Total..........................................................  $   *
                                                                     ---------
                                                                     ---------

------------------------

*   To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Charter and Restated Bylaws of the Company provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware ("DGCL"). Pursuant to the provisions of Section 145 of the DGCL, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company against any and all expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Indemnification is not available if such person has been adjudged to have been liable to the Company, unless and only to the extent the court in which such action was brought determines that, despite the adjudication of liability, but in view of all the circumstances, the person is reasonably and fairly entitled to indemnification for such expenses as the court shall deem proper. The Company has the power to purchase and maintain insurance for such persons. The statutes also expressly provide that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

    The above discussion of the Charter and Restated Bylaws of the Company and of Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Charter and Restated Bylaws of the Company and the DGCL.

    The Company also carries director and officer liability insurance policies.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person thereof in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.

    (a) Exhibits

EXHIBIT
 NO.              DESCRIPTION
------            --------------------------------------------------------------------------
 1.1            -- Form of Underwriting Agreement.*

 2.1            -- Stock Purchase Agreement dated as of February 10, 1998, among the Company,
                  USSC, Abitibi Consolidated Inc., Abitibi Consolidated Sales Corporation,
                  Azerty, Azerty Mexico, Positive ID. and AP Support Service (Exhibit 2.1 to
                  the Company's Current Report on Form 8-K filed April 20, 1998)(1).

 3.1            -- Restated Certificate of Incorporation, as amended(2).

 3.2            -- Restated Bylaws(3).

 5.1            -- Opinion of Weil, Gotshal & Manges LLP as to the validity of the securities registered hereby.**

15.1            -- Letter regarding unaudited interim financial information.*

23.1            -- Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as
                  Exhibit 5.1 to the Registration Statement).**

23.2            -- Consent of Ernst & Young LLP, independent auditors.*

24.1            -- Powers of Attorney of directors and executive officers of the Registrant
                  (included on the signature pages II-4 and II-5).*

------------------------

*   Filed herewith.

**  To be filed by amendment.

(1) Incorporated by reference to prior filings of the Company as indicated.

(2) Incorporated by reference to the Company's Form S-2 (No. 333-34937), as amended, initially filed with the Commission on September 4, 1997.

(3) Incorporated by reference to the Company's Form S-1 (No. 33-59811), as amended, initially filed with the Commission on June 12, 1995.

ITEM 17. UNDERTAKINGS

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (h) See Item 15

    (i) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Des Plaines, State of Illinois, on May 8, 1998.

                                UNITED STATIONERS INC.

                                By:            /s/ DANIEL H. BUSHELL
                                     -----------------------------------------
                                                 Daniel H. Bushell
                                             EXECUTIVE VICE PRESIDENT,
                                              CHIEF FINANCIAL OFFICER
                                              AND ASSISTANT SECRETARY

    Each person whose signature to this Registration Statement appears below hereby appoints Frederick B. Hegi, Jr., Randall W. Larrimore and Daniel H. Bushell, and each of them, any one of whom may act without the joinder of any of the others, as his Attorney-In-Fact to sign on his behalf individually and in the capacity stated below and to file all pre- and post-effective amendments to this Registration Statement (and, in addition, any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering to which this Registration Statement relates), which may make such changes in and additions to this Registration Statement as such Attorney-In-Fact may deem necessary or appropriate.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

  /s/ FREDERICK B. HEGI, JR.
------------------------------  Chairman of the Board           May 8, 1998
    Frederick B. Hegi, Jr.

                                President and Chief
   /s/ RANDALL W. LARRIMORE       Executive Officer of the
------------------------------    Company (principal            May 8, 1998
     Randall W. Larrimore         executive officer of the
                                  Company)

                                Executive Vice President
    /s/ DANIEL H. BUSHELL         Chief Financial Officer
------------------------------    and Assistant Secretary       May 8, 1998
      Daniel H. Bushell           (principal financial and
                                  accounting officer)

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

      /s/ DANIEL J. GOOD
------------------------------           Director               May 8, 1998
        Daniel J. Good

       /s/ ROY W. HALEY
------------------------------           Director               May 8, 1998
         Roy W. Haley

     /s/ JAMES A. JOHNSON
------------------------------           Director               May 8, 1998
       James A. Johnson

      /s/ GARY G. MILLER
------------------------------           Director               May 8, 1998
        Gary G. Miller

    /s/ MICHAEL D. ROWSEY
------------------------------           Director               May 8, 1998
      Michael D. Rowsey

    /s/ BENSON P. SHAPIRO
------------------------------           Director               May 8, 1998
      Benson P. Shapiro

     /s/ JOEL D. SPUNGIN
------------------------------           Director               May 8, 1998
       Joel D. Spungin